UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

☐   TRANSITION REPORT PURSANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission file number 0-20797

RUSH ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Texas	**74-1733016**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 IH 35 South, New Braunfels, TX	**78130**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(830) 302-5200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value	RUSHA	NASDAQ Global Select Market
Class B Common Stock, $0.01 par value	RUSHB	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑   No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☑   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑	Accelerated Filer
Non-Accelerated Filer	Smaller Reporting Company
	Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark if the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2023 was approximately $3,362,424,057 based upon the last sales price on June 30, 2023 on The NASDAQ Global Select Market℠ of $40.49 for the registrant's Class A common stock and $45.37 for the registrant's Class B common stock. Shares of common stock held by each executive officer and director and by each shareholder affiliated with a director or an executive officer have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 61,517,252 shares Class A common stock and 16,364,153 shares of Class B common stock outstanding on February 14, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive proxy statement for the registrant's 2024 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2023, are incorporated by reference into Part III of this Form 10-K.

RUSH ENTERPRISES, INC.

Index to Form 10-K

Year ended December 31, 2023

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K (or otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, website postings or otherwise) that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act of 1934, as amended (the "Exchange Act"), notwithstanding that such statements are not specifically identified. Forward-looking statements include statements about the Company's financial position, business strategy and plans and objectives of management of the Company for future operations. These forward-looking statements reflect the best judgments of the Company about the future events and trends based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Use of the words "may," "should," "continue," "plan," "potential," "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or its subsidiaries or Company management, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements reflect our current view of the Company with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in such statements. Please read Item 1A. "Risk Factors" for a discussion of certain of those risks. Other unknown or unpredictable factors could also have a material adverse effect on future results. Although the Company believes that its expectations are reasonable as of the date of this Form 10-K, it can give no assurance that such expectations will prove to be correct. The Company does not intend to update or revise any forward-looking statements unless securities laws require it to do so, and the Company undertakes no obligation to publicly release any revisions to forward-looking statements, whether because of new information, future events or otherwise.

NOTE REGARDING TRADEMARKS COMMONLY USED IN THE COMPANY'S FILINGS

Peterbilt® is a registered trademark of Peterbilt Motors Company. PACCAR® is a registered trademark of PACCAR, Inc. PacLease® is a registered trademark of PACCAR Leasing Corporation. Navistar® is a registered trademark of Navistar International, Inc. International® is a registered trademark of Navistar, Inc. Idealease is a registered trademark of Idealease, Inc. aka Idealease of North America, Inc. Blue Bird® is a registered trademark of Blue Bird Investment Corporation. IC Bus® is a registered trademark of IC Bus, LLC. Hino® is a registered trademark of Hino Motors, Ltd. Isuzu® is a registered trademark of Isuzu Motors Limited. Ford® is a registered trademark of Ford Motor Company. Dennis Eagle® is a registered trademark of Dennis Eagle Limited. Cummins® is a registered trademark of Cummins, Inc. This report contains additional trade names or trademarks of other companies. Our use of such trade names or trademarks should not imply any endorsement or relationship with such companies.

PART I

Item 1. Business

References herein to "the Company," "Rush Enterprises," "we," "our" or "us" mean Rush Enterprises, Inc., a Texas corporation, and its subsidiaries unless the context requires otherwise.

Access to Company Information

We electronically file annual reports, quarterly reports, proxy statements and other reports and information statements with the SEC. You may read and copy any of the materials that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to you on the SEC's website at www.sec.gov.

We make certain of our SEC filings available, free of charge, through our website, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports. These filings are available as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website address is www.rushenterprises.com. The information contained on our website, or on other websites linked to our website, is not incorporated into this report or otherwise made part of this report.

General

Rush Enterprises, Inc. was incorporated in Texas in 1965 and consists of one reportable segment, the Truck Segment, and conducts business through its subsidiaries. Our principal offices are located at 555 IH 35 South, Suite 500, New Braunfels, Texas 78130.

We are a full-service, integrated retailer of commercial vehicles and related services. The Truck Segment includes our operation of a network of commercial vehicle dealerships under the name "Rush Truck Centers." Rush Truck Centers primarily sell commercial vehicles manufactured by Peterbilt, International, Hino, Ford, Isuzu, IC Bus, Blue Bird and Dennis Eagle. Through our strategically located network of Rush Truck Centers, we provide one-stop service for the needs of our commercial vehicle customers, including retail sales of new and used commercial vehicles, aftermarket parts sales, service and repair facilities, financing, leasing and rental, and insurance products.

Our Rush Truck Centers are principally located in high traffic areas throughout the United States and Ontario, Canada. Since commencing operations as a Peterbilt heavy-duty truck dealer in 1966, we have grown to operate over 125 franchised Rush Truck Centers in 23 states. In 2019, we purchased a 50% equity interest in an entity in Canada, Rush Truck Centres of Canada Limited ("RTC Canada") and on May 2, 2022, we purchased an additional 30% equity interest in RTC Canada that increased our equity interest to 80%. RTC Canada currently owns and operates 14 International dealership locations in Ontario. Prior to acquiring the additional 30%, we accounted for the equity interest in RTC Canada using the equity method of accounting. Now, the operating results of RTC Canada are consolidated in the Consolidated Statements of Operations, the Statements of Comprehensive Income, the Consolidated Balance Sheets and commercial vehicle unit sales data as of May 2, 2022.

Our business strategy consists of providing solutions to the commercial vehicle industry through our network of commercial vehicle dealerships. We offer an integrated approach to meeting customer needs by providing service, parts and collision repairs in addition to new and used commercial vehicle sales and leasing, plus financial services, vehicle upfitting, CNG fuel systems through our joint venture with Cummins and vehicle telematics products. We intend to continue to implement our business strategy, reinforce customer loyalty and remain a market leader by continuing to develop our Rush Truck Centers as we expand our product offerings and extend our dealership network through strategic acquisitions of new locations and opening new dealerships in our existing areas of operation to enable us to better serve our customers.

Rush Truck Centers. Our Rush Truck Centers are located in Alabama, Arizona, Arkansas, California, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Kentucky, Missouri, Nevada, New Mexico, North Carolina, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Utah, Virginia and Ontario, Canada. The following chart reflects our franchises and parts, service and collision repair operations by location as of February 15, 2024:

Rush Truck Center Location	Commercial Vehicle Franchise(s)	Truck Sales	Parts and Service	Collision Center
Alabama				
Birmingham	None	Yes	Yes	No
Mobile	Peterbilt	Yes	Yes	Yes
Arizona				
Flagstaff	Peterbilt	No	Yes	No
Phoenix	Peterbilt, Hino	Yes	Yes	Yes
Phoenix East	Peterbilt	No	Yes	No
Tucson	Peterbilt, Hino	Yes	Yes	No
Yuma	Peterbilt	Yes	Yes	No
Arkansas				
Jonesboro	International, IC Bus	No	Yes	No
Lowell	International, Isuzu, IC Bus, Dennis Eagle	Yes	Yes	Yes
North Little Rock	International, IC Bus, Dennis Eagle	Yes	Yes	Yes
Russellville	International, IC Bus, Dennis Eagle	Yes	Yes	No
California				
Ceres	Ford	Yes	Yes	No
Fontana Heavy-Duty	Peterbilt	Yes	Yes	Yes
Fontana Medium-Duty	Peterbilt, Hino, Isuzu	Yes	Yes	No
Fontana Vocational	None	No	Yes	No
Long Beach	Peterbilt	No	Yes	No
Los Angeles	Peterbilt	Yes	Yes	Yes
San Diego	Peterbilt, Hino, Ford	Yes	Yes	No
Sylmar	Peterbilt	Yes	Yes	No
Ventura	Peterbilt	No	Yes	No
Victorville	Peterbilt	Yes	Yes	No
Whittier	Ford, Isuzu	Yes	Yes	No
Colorado				
Colorado Springs	Peterbilt	Yes	Yes	No
Denver	Peterbilt, Ford, Isuzu	Yes	Yes	Yes
Greeley	Peterbilt	Yes	Yes	No
Pueblo	Peterbilt	Yes	Yes	No
Florida				
Haines City	Peterbilt	Yes	Yes	Yes
Jacksonville	Peterbilt, Hino	Yes	Yes	No
Jacksonville East	Peterbilt	Yes	Yes	No
Lake City	Peterbilt	Yes	Yes	No
Miami	None	Yes	Yes	No
Orlando Heavy-Duty	Peterbilt, Isuzu	Yes	Yes	No
Orlando Light & Medium-Duty	Ford	Yes	Yes	No
Orlando North	Isuzu	Yes	Yes	No
Orlando South	Isuzu	Yes	Yes	No
Tampa	Peterbilt	Yes	Yes	No
Georgia				
Atlanta	International, Hino, Isuzu, IC Bus	Yes	Yes	No
Atlanta Bus Center	IC Bus	Yes	Yes	Yes
Augusta	International, IC Bus	Yes	Yes	No
Columbus	International, Isuzu, IC Bus	Yes	Yes	No
Doraville	International, Hino, Isuzu, IC Bus	Yes	Yes	No
Gainesville	International, IC Bus	Yes	Yes	No
Macon	International	Yes	Yes	No
Smyrna	International, Hino, Isuzu, IC Bus	Yes	Yes	No
Tifton	International, IC Bus	Yes	Yes	No
Valdosta	International	Yes	Yes	No

Rush Truck Center Location	Commercial Vehicle Franchise(s)	Truck Sales	Parts and Service	Collision Center
Idaho				
Boise	International, Hino, IC Bus	Yes	Yes	Yes
Idaho Falls	International, IC Bus	Yes	Yes	Yes
Lewiston	International	Yes	Yes	No
Twin Falls	International	Yes	Yes	No
Illinois				
Bloomington	International, Hino	Yes	Yes	No
Carol Stream	International	Yes	Yes	No
Champaign	International	Yes	Yes	Yes
Chicago	International	Yes	Yes	Yes
Chicago Light and Medium Duty	Ford	Yes	Yes	No
Effingham	International	Yes	Yes	Yes
Elk Grove	Hino, Isuzu	Yes	Yes	No
Huntley	International	Yes	Yes	No
Joliet	International	Yes	Yes	No
Pontoon Beach	International, Dennis Eagle	Yes	Yes	No
Quincy	International	Yes	Yes	No
Springfield	International	Yes	Yes	Yes
Indiana				
Gary	International	Yes	Yes	No
Indianapolis	International	Yes	Yes	Yes
Kansas				
Olathe	Hino, Isuzu, Dennis Eagle	Yes	Yes	No
Salina	International, Dennis Eagle	Yes	Yes	No
Topeka	International, Dennis Eagle	Yes	Yes	No
Wichita	International, Dennis Eagle	Yes	Yes	No
Kentucky				
Bowling Green	Peterbilt	Yes	Yes	No
Missouri				
Cape Girardeau	International, Dennis Eagle	Yes	Yes	No
Jefferson City	International, Dennis Eagle	Yes	Yes	No
Joplin	International, Dennis Eagle	Yes	Yes	No
Kansas City	International, Dennis Eagle	Yes	Yes	Yes
Kansas City Used Trucks	None	Yes	No	No
St. Joseph	International, Dennis Eagle	Yes	Yes	No
St. Peters	International, Dennis Eagle	Yes	Yes	No
Springfield	International, Isuzu, Dennis Eagle	Yes	Yes	No
Nevada				
Las Vegas	Peterbilt	Yes	Yes	No
New Mexico				
Albuquerque	Peterbilt	Yes	Yes	Yes
Farmington	Peterbilt	No	Yes	No
Las Cruces	Peterbilt	Yes	Yes	No
North Carolina				
Asheville	International	Yes	Yes	No
Charlotte	International, Hino, Isuzu	Yes	Yes	Yes
Hickory	International	Yes	Yes	No
Ohio				
Akron	International, IC Bus	Yes	Yes	No
Cincinnati	International, IC Bus, Isuzu, Ford	Yes	Yes	Yes
Cleveland	International, IC Bus	Yes	Yes	No
Columbus	International, IC Bus, Isuzu(1)	Yes	Yes	No
Dayton	International, IC Bus, Isuzu	Yes	Yes	No
Lima	International, IC Bus	Yes	Yes	No

(1) Our Isuzu franchise is operated out of our Rush Truck Leasing - Columbus location.

Rush Truck Center Location	Commercial Vehicle Franchise(s)	Truck Sales	Parts and Service	Collision Center
Oklahoma				
Ardmore	Peterbilt	Yes	Yes	No
Oklahoma City	Peterbilt, Hino, Ford, Isuzu	Yes	Yes	Yes
Tulsa	Peterbilt, Hino	Yes	Yes	Yes
Pennsylvania				
Greencastle	None	Yes	Yes	No
Tennessee				
Memphis	International, Isuzu, Dennis Eagle	Yes	Yes	Yes
Memphis Used Trucks	None	Yes	Yes	No
Nashville	Peterbilt	Yes	Yes	Yes
Texas				
Abilene	Peterbilt	Yes	Yes	No
Amarillo	Peterbilt	Yes	Yes	No
Arlington	Peterbilt, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Austin	Peterbilt, Hino, Isuzu, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Austin North	Peterbilt	No	Yes	No
Beaumont	Peterbilt	Yes	Yes	No
Brownsville	Peterbilt, Elkhart	Yes	Yes	No
College Station	Peterbilt	Yes	Yes	No
Corpus Christi	Peterbilt, Hino, Isuzu, Blue Bird, Elkhart	Yes	Yes	No
Cotulla	Peterbilt	No	Yes	No
Dalhart	Peterbilt	No	Yes	No
Dallas Heavy-Duty	Peterbilt, Blue Bird, Micro Bird, Elkhart	Yes	Yes	Yes
Dallas Medium-Duty	Peterbilt, Hino, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Dallas Light & Medium-Duty	Ford, Isuzu	Yes	Yes	No
Dallas South	Peterbilt	No	Yes	No
Dallas TRP	None	No	Yes	No
El Paso	Peterbilt, Hino, Isuzu	Yes	Yes	Yes
Fort Worth	Peterbilt, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Houston	Peterbilt, Hino, Blue Bird, Micro Bird, Elkhart	Yes	Yes	Yes
Houston Medium-Duty	Peterbilt, Hino	Yes	Yes	No
Laredo	Peterbilt, Blue Bird, Micro Bird, Elkhart	Yes	Yes	Yes
Lubbock	Peterbilt	Yes	Yes	No
Lufkin	Peterbilt, Blue Bird, Micro Bird, Elkhart	Yes	Yes	Yes
Odessa	Peterbilt	Yes	Yes	No
Pharr	Peterbilt, Hino, Blue Bird, Micro Bird, Elkhart	Yes	Yes	Yes
San Antonio	Peterbilt, Hino, Blue Bird, Micro Bird, Elkhart	Yes	Yes	Yes
Sealy	Peterbilt, Isuzu, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Texarkana	Peterbilt, Hino, Isuzu, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Tyler	Peterbilt, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Victoria	Peterbilt	Yes	Yes	No
Waco	Peterbilt, Hino, Isuzu, Blue Bird, Micro Bird, Elkhart	Yes	Yes	No
Wichita Falls	Peterbilt, Blue Bird, Micro Bird	Yes	Yes	No

Rush Truck Center Location	Commercial Vehicle Franchise(s)	Truck Sales	Parts and Service	Collision Center
Utah				
Ogden	International, IC Bus	Yes	Yes	No
Salt Lake City	International, IC Bus	Yes	Yes	Yes
Springville	International	Yes	Yes	No
St. George	International	Yes	Yes	No
Virginia				
Chester	International, Hino	Yes	Yes	No
Richmond	International	Yes	Yes	Yes
Ontario, Canada				
Belleville	International, IC Bus	Yes	Yes	No
Cornwall	None	No	Yes	No
Kemptville	International, IC Bus	Yes	Yes	Yes
Kingston	International, IC Bus	Yes	Yes	No
Markham	International, IC Bus	Yes	Yes	No
Mississauga	International, IC Bus	Yes	Yes	No
Oshawa	International, IC Bus	Yes	Yes	No
Ottawa East	International, IC Bus	Yes	Yes	No
Ottawa West	None	No	Yes	No
Pembroke	International, IC Bus	Yes	Yes	No
Sault Saint Marie	International, IC Bus	Yes	Yes	No
St. Catharines	International, IC Bus	Yes	Yes	No
Sudbury	International, IC Bus	Yes	Yes	No
Timmins	International, IC Bus	Yes	Yes	No

Leasing and Rental Services. Through certain of our Rush Truck Centers and several stand-alone Rush Truck Leasing locations, we provide a broad line of product selections for lease or rent, including Class 4 through Class 8 commercial vehicles, heavy-duty cranes and refuse vehicles. Our lease and rental fleets are offered to customers on a daily, monthly or long-term basis. Substantially all of our long-term leases also contain a service provision, whereby we agree to service the vehicle through the life of the lease. The following chart reflects our leasing brands by location:

Rush Truck Leasing Location	Brand	Standalone or in a Rush Truck Center
Alabama		
Birmingham	PacLease	In RTC
Arizona		
Phoenix	PacLease	Standalone
Arkansas		
North Little Rock	Idealease	In RTC
Lowell	Idealease	Standalone
California		
Fontana	PacLease	Standalone
Pico Rivera	PacLease	Standalone
San Diego	PacLease	Standalone
Sylmar	PacLease	In RTC
Colorado		
Denver	PacLease	Standalone
Florida		
Orlando	PacLease	Standalone
Tampa	PacLease	In RTC
Jacksonville	PacLease	Standalone
Georgia		
Augusta	Idealease	In RTC
Macon	Idealease	In RTC
Idaho		
Boise	Idealease	In RTC

Rush Truck Leasing Location	Brand	Standalone or in a Rush Truck Center
Illinois		
Carol Stream	Idealease	In RTC
Chicago	Idealease	In RTC
Effingham	Idealease	In RTC
Huntley	Idealease	In RTC
Joliet	Idealease	In RTC
Springfield	Idealease	In RTC
Indiana		
Indianapolis	Idealease	In RTC
Gary	Idealease	In RTC
Kansas		
Kansas City	Idealease	Standalone
Salina	Idealease	In RTC
Wichita	Idealease	In RTC
Missouri		
Joplin	Idealease	In RTC
St. Peters	Idealease	Standalone
Springfield	Idealease	In RTC
New Mexico		
Albuquerque	PacLease	Standalone
Nevada		
Las Vegas	PacLease	Standalone
North Carolina		
Asheville	Idealease	Standalone
Charlotte	Idealease	Standalone
Ohio		
Cincinnati	Idealease	Standalone
Cleveland	Idealease	Standalone
Columbus	Idealease	Standalone
Dayton	Idealease	In RTC
Oklahoma		
Oklahoma City	PacLease	In RTC
Tennessee		
Memphis	Idealease	Standalone
Nashville	PacLease	In RTC
Texas		
Austin	PacLease	Standalone
El Paso	PacLease	In RTC
Arlington	PacLease	In RTC
Houston	PacLease	Standalone
Houston NW	PacLease	Standalone
Odessa	PacLease	Standalone
San Antonio	PacLease	In RTC
Tyler	PacLease	Standalone
Virginia		
Richmond	Idealease	Standalone
Norfolk	Idealease	Standalone
Utah		
Salt Lake City	Idealease	Standalone
Ontario, Canada		
Markham	Idealease	In RTC
Mississauga	Idealease	In RTC
Ottawa	Idealease	In RTC
St. Catharines	Idealease	In RTC
Sudbury	Idealease	In RTC

In addition to the locations in the above table, Rush Truck Leasing also provides full-service maintenance on customers' vehicles at several of our customers' facilities.

Financial and Insurance Products.   At our Rush Truck Centers, we offer third-party financing to assist customers in purchasing new and used commercial vehicles. Additionally, we sell, as agent through our insurance agency, a complete line of property and casualty insurance, including collision and liability insurance on commercial vehicles, cargo insurance and credit life insurance.

Other Businesses.   Perfection Equipment offers installation of equipment, equipment repair, parts installation, and paint and body repair at our location in Oklahoma City. Perfection Equipment specializes in up-fitting trucks used by oilfield service providers and other specialized service providers.

Custom Vehicle Solutions operates at locations in Denton, Texas and Greencastle, Pennsylvania. Custom Vehicle Solutions provides new vehicle pre-delivery inspections, truck modifications, natural gas fuel system installations, body and chassis upfitting and component installation.

The House of Trucks operates at locations in Dallas, Texas and Chicago, Illinois. The House of Trucks sells used commercial vehicles, new and used trailers and offers third-party financing and insurance products.

Our World Wide Tires store operates in Houston, Texas. World Wide Tires primarily sells tires for use on commercial vehicles.

Effective January 2022, we sold 50% of our equity interest in Momentum Fuel Technologies to a subsidiary of Cummins, Inc. and we are now operating the business, Cummins Clean Fuel Technologies, as a joint venture with Cummins. The joint venture manufactures compressed natural gas fuel systems and related component parts for commercial vehicles at its facility in Roanoke, Texas.

Industry

See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Industry" for a description of our industry and the markets in which we operate.

Our Business Strategy

Operating Strategy.   Our strategy is to operate an integrated dealership network that provides service solutions to the commercial vehicle industry throughout the United States and Ontario, Canada. Our strategy includes the following key elements:

- Management by Dealership Units. At each of our dealerships, we operate one or more of the following departments: new commercial vehicle sales, used commercial vehicle sales, financial services, part sales, service, or a collision center. Our general managers measure and manage the operations of each dealership according to the specific departments operating at that location. We believe that this system enhances the profitability of all aspects of a dealership and increases our overall operating margins. Operating goals for each department at each of our dealerships are established annually and managers are rewarded for performance relative to these goals.

- One-Stop Centers. We have developed our larger commercial vehicle dealerships as "one-stop centers" that offer an integrated approach to meeting customer needs. We provide service, including collision repairs, parts, new and used commercial vehicles sales, leasing and rental, plus financial services including finance and insurance. We believe that this full-service strategy helps to mitigate cyclical economic fluctuations because our parts, service and collision center operations (referred to herein collectively as "Aftermarket Products and Services") at our dealerships generally tend to be less volatile than our new and used commercial vehicle sales.

- Aftermarket Products and Services. Our aftermarket capabilities include a wide range of services and products, including a fleet of mobile service units, mobile technicians who work in our customers' facilities, technology solutions, including vehicle telematics support, a proprietary line of parts and accessories, and factory-certified service for assembly services for specialized bodies and equipment. We believe that offering a variety of Aftermarket Products and Services at our dealerships and other locations allows us to meet the expanding needs of our customers. We continually strive to leverage our dealership network to offer more products and services to our customers.

- Branding Program. We employ a branding program at all of our dealerships through distinctive signage and uniform marketing programs to take advantage of our existing name recognition and to communicate the standardized high quality of our products and reliability of our services throughout our dealership network.

Growth Strategy. Through our strategic expansion and acquisition initiatives, we have grown to operate a large, multistate/international, full-service network of commercial vehicle dealerships. As described below, we intend to continue to grow our business by expanding our product and service offerings through acquisitions in new geographic areas and by opening new locations to enable us to better serve our customers.

- <u>Expansion of Product and Service Offerings</u>. We intend to continue to expand our product lines within our existing locations by adding product categories and service capabilities that are both complementary to our existing product lines and well suited to our operating model. We will continue to take advantage of technological advances that will provide us with the opportunity to offer vehicle owners more aftermarket options and the ability to maximize the performance of vehicles in their fleets using telematics and other technologies.

- <u>Expansion Into New Geographic Areas</u>. We plan to continue to expand our dealership network by acquiring existing dealerships or opening new locations in areas where we do not already have locations. We believe the geographic diversity of our Rush Truck Center network has significantly expanded our customer base while reducing the effects of local economic cycles.

- <u>Open New Rush Truck Centers in Existing Areas of Operation</u>. We continually evaluate opportunities to increase our market presence by adding new Rush Truck Centers within our current franchises' areas of operation.

Management of Our Dealerships

Rush Truck Centers

Our Rush Truck Centers are responsible for sales of new and used commercial vehicles, as well as related Aftermarket Products and Services.

<u>Aftermarket Products and Services</u>. Revenues from Aftermarket Products and Services accounted for approximately $2,562.0 million, or 32.3%, of our total revenues for 2023, and 59.5% of our gross profit. Rush Truck Centers carry a wide variety of commercial vehicle parts in inventory. Certain Rush Truck Centers also feature fully equipped service and collision center facilities, the combination and configuration of which varies by location, capable of handling a broad range of repairs on most commercial vehicles. Each Rush Truck Center with a service department is a warranty service center for the commercial vehicle manufacturers represented at that location, if any, and most are also authorized service centers for other vehicle component manufacturers, including Cummins, Eaton, Caterpillar and Allison. We also have mobile service technicians and technicians who staff our customers' facilities upon request.

Our service departments perform warranty and non-warranty repairs on commercial vehicles. The cost of warranty work is generally reimbursed by the applicable manufacturer at retail commercial rates. Warranty-related parts and service revenues accounted for approximately $168.1 million, or 2.1%, of our total revenues for 2023. Additionally, we provide a wide array of services, including assembly services for specialized commercial vehicle bodies and commercial vehicle mounted equipment. Our goal is to provide our customers with any service that they need related to their commercial vehicles.

We also enter into contracts to provide full-service maintenance on certain customers' vehicles. We had 3,246 vehicles under contract maintenance as of December 31, 2023. The full-service maintenance revenues and retail service revenues are included as Aftermarket Products and Services revenues on our Consolidated Statements of Income.

<u>New Commercial Vehicle Sales</u>. New commercial vehicle sales represent the largest portion of our revenues, accounting for approximately $4,543.3 million, or 57.3%, of our total revenues in 2023. Of this total, new Class 8 heavy-duty truck sales accounted for approximately $3,083.1 million, or 38.9%, of our total revenues for 2023, and 67.9% of our new commercial vehicle revenues for 2023.

Our Rush Truck Centers that sell new and used Class 8 heavy-duty trucks manufactured by Peterbilt, International or Dennis Eagle may also sell medium-duty and light-duty commercial vehicles. Certain Rush Truck Centers sell medium-duty commercial vehicles manufactured by Peterbilt, Hino, Isuzu, Ford, International or Dennis Eagle, buses manufactured by Blue Bird, IC Bus or Elkhart and light-duty commercial vehicles manufactured by Ford (see Part I, Item 1, "General – *Rush Truck Centers*" for information on which brands we sell at each Rush Truck Center). New medium-duty commercial vehicle sales, excluding new bus sales, accounted for approximately $1,119.7 million, or 14.1%, of our total revenues for 2023, and 24.6% of our new commercial vehicle revenues for 2023. New bus sales accounted for approximately $192.3 million, or 2.4%, of our total revenues for 2023, and 4.2% of our new commercial vehicle revenues for 2023. New light-duty commercial vehicle sales accounted for approximately $108.8 million, or 1.4%, of our total revenues for 2023, and 2.4% of our new commercial vehicle revenues for 2023.

A significant portion of our new commercial vehicle sales are to customers with large fleets of commercial vehicles. Because of the size and geographic scope of our Rush Truck Center network, our strong relationships with our fleet customers and our ability to manage large quantities of used commercial vehicle trade-ins, we are able to successfully market and sell to fleet customers nationwide. We believe that we have a competitive advantage over many dealerships because we can absorb multi-unit trade-ins often associated with fleet sales and effectively disperse the used commercial vehicles for resale throughout our dealership network. We believe that the broad range of products and services we offer to purchasers of commercial vehicles at the time of purchase and post-purchase results in a high level of customer loyalty.

Used Commercial Vehicle Sales. Used commercial vehicle sales accounted for approximately $414.7 million, or 5.2%, of our total revenues for 2023. We sell used commercial vehicles at most of our Rush Truck Centers and also at our non-franchised used commercial vehicle facilities. We believe that we are well positioned to market used commercial vehicles due to our ability to recondition them for resale utilizing the service and collision center departments of our Rush Truck Centers and our ability to move used commercial vehicles between our dealerships as customer demand warrants. The majority of our used commercial vehicle inventory consists of commercial vehicles taken as trade-ins from new commercial vehicle customers or retired from our lease and rental fleet, but we also supplement our used commercial vehicle inventory by purchasing used commercial vehicles from third parties for resale, as market conditions warrant.

Vehicle Leasing and Rental. Vehicle leasing and rental revenues accounted for approximately $353.8 million, or 4.5%, of our total revenues for 2023. At our Rush Truck Leasing locations, we engage in full-service commercial vehicle leasing and rental through our PacLease and Idealease franchises. As of December 31, 2023, we had 10,463 commercial vehicles in our lease and rental fleet. Generally, we sell commercial vehicles that have been retired from our lease and rental fleet through our used commercial vehicles sales operations. Historically, we have realized gains on the sale of used lease and rental fleet inventory.

New and Used Commercial Vehicle Financing and Insurance. The sale of financial and insurance products accounted for approximately $24.3 million, or 0.3%, of our total revenues for 2023. Finance and insurance revenues have minimal direct costs and therefore, contribute a disproportionate share to our operating profits.

Many of our Rush Truck Centers have personnel responsible for arranging third-party financing for our product offerings. Generally, commercial vehicle finance contracts involve an installment contract, which is secured by the commercial vehicle financed and requires a down payment, with the remaining balance generally financed over a two-year to seven-year period. Most of these finance contracts are sold to third parties without recourse to us. We provide an allowance for repossession losses and early repayment penalties that we may incur under these finance contracts.

We sell, as an agent, a complete line of property and casualty insurance to commercial vehicle owners. Our agency, which operates at locations around the United States outside of our Rush Truck Centers, is licensed to sell commercial vehicle liability, collision and comprehensive, workers' compensation, cargo, and credit life insurance coverage offered by several leading insurance companies. Our renewal rate in 2023 was approximately 81%. We also have licensed insurance agents at several of our Rush Truck Centers.

Human Capital Management

On December 31, 2023, we employed 7,860 people in the U.S. and 649 people in Canada. Of these employees, less than 1.4% of our workforce was classified as part-time. We do not regularly use independent contractors in our business operations. We strive to provide our employees with the security of long-term employment, competitive compensation and benefits, a consistent work schedule and opportunities to improve their skills and advance within the Company.

Core Values. Our core values define our culture and reflect who we are and the way we interact with our customers, suppliers, co-workers and shareholders. Our core values are productivity, fairness, excellence and a positive attitude and are described below.

- Productivity means constantly striving toward efficiency and success in all interactions and activities while working with a common purpose and sense of urgency.

- Fairness characterizes our honesty, integrity, truthfulness, dependability and reliability in everything we do.

- Excellence means doing it better than everyone else does. Our excellence is reflected in our first-class facilities, quality products and services, motivated and talented employees, superior results for the customer and consistency throughout our organization.

- Positive attitude means approaching every day with excitement and passion for our work and dedication to our customers with positive intensity.

Each of these core values is embodied in our code of conduct, which we call our Rush Driving Principles. Employees are required to complete training on the Rush Driving Principles and certify that they have read and understand such principles on an annual basis. We believe that our core values are the foundation of a strong and ethical culture that is a strength for us, and we intend to continue building upon that culture to improve performance across our business.

Employee Recruitment. We strive to attract the best talent from a variety of sources to meet the current and future needs of our business. We have established relationships with multiple trade schools and universities across the country that we utilize as a source for entry-level talent. Additionally, we believe it is incumbent upon all our managers to continuously monitor their local markets for experienced individuals who might be successful additions to our organization.

Compensation Programs and Employee Benefits. Our compensation programs are designed to provide a compensation package that will attract, retain, motivate and reward employees who must operate in a highly competitive, fast-paced environment. In general, our compensation programs consist of a base salary or hourly rate, commissions for employees in front-line customer facing roles, cash performance bonuses for certain employees, equity incentive awards for senior leaders, vacation leave, sick leave and other forms of paid time off.

We are committed to fair pay. In 2020, the Company established a minimum hourly wage of $15.00 an hour. Our employees receive a base level of monthly or hourly compensation that we believe is commensurate with their expertise, skills, knowledge, experience and location.

We provide our full-time employees with comprehensive benefit options that allow our employees and their families to live healthier and more secure lives. Some examples of the wide-ranging benefits we offer include: medical insurance, prescription drug benefits, dental insurance, vision insurance, hospital indemnity insurance, accident insurance, critical illness insurance, smoking cessation assistance, life insurance, disability insurance, health savings accounts and flexible spending accounts.

We also provide our employees with an opportunity to participate in the ownership of the Company by offering an employee stock purchase plan that allows employees to contribute a portion of their base earnings every six months toward the semi-annual purchase of the Company's Class A common stock. Employees participating in the stock purchase plan receive a 15% discount on the purchase price of the stock, with such discount based on lesser of the closing price of the Class A common stock on the first business day or the last business day of the semi-annual offering period. In addition, we provide our employees with an opportunity to save for retirement by participating in our 401k plan, which has a Company-matching component that is based on years of service.

Talent Development. Our talent development programs supply our employees and leaders with tools and experiences to foster learning, employee engagement, leadership development, talent management, and employee development. Career development is fostered through education, learning opportunities, succession planning, performance management, and training. Programs are designed to facilitate the development and advancement of talent from within our organization to enable us to continuously fill our ranks with qualified employees for critical positions in the organization.

Our Rush Foundational Leader Program is focused on developing key management and leadership skills. The Rush Foundational Leader Program consists of a series of courses ranging from basic management skills, including promoting a culture of diversity and inclusion, to more advanced leadership concepts and skills that are designed for managers throughout our organization. As a continuation of our leadership development initiatives, we have implemented our High Impact Leadership series, which focuses on building more advanced leadership skills such as motivating employees through meaningful feedback and inclusive leadership and communication. We also have a New Graduate Program that identifies and recruits new talent from universities across the country and provides on-the-job training for them to fill various roles within our dealership network. In addition, we have established a program called Growing Resilient Outstanding Women ("GROW"), which enables women to continue their professional development through educational opportunities, mentoring and networking.

To enhance and develop the technical skills of entry-level service and body shop technicians, we established a formal mentorship program lead by experienced service and body shop technicians who serve as mentors to newly hired, entry level service and body shop technicians. We believe that this program increases the technicians' likelihood of career success. This formal mentorship program also helps us identify top performers and we believe it improves employee performance and retention for participants in the program.

Employee Experience. We conduct an annual comprehensive employee engagement survey designed to measure organizational culture and engagement. The purpose of the survey is to monitor overall employee engagement with the goal of identifying actions that can be taken to continuously improve our employee engagement, which we believe leads to increased employee retention. Data collected in each annual employee engagement survey is maintained and used to track our progress against our internal goals. Additionally, we use onboarding and exit survey feedback to monitor and improve engagement and retention. We have formal "listening groups" that provide additional engagement channels for feedback from our dealerships to senior management throughout the year. One of these groups is the Field Leadership Advisory Group (FLAG). FLAG consists of field employees nominated and selected for their valuable experience. They provide regular feedback to executives to ensure that issues they are facing are handled in an efficient and consistent manner and with the customer in mind.

Another aspect of the employee experience is our reward and recognition program, called STAR. Managers and employees may nominate a colleague for superior work, outstanding effort, and demonstration of our company's core values.

Management continually monitors employee turnover data, which is supplemented with additional data from exit surveys to assist in determining the reasons for voluntary employee terminations. In 2023, our overall turnover rate for U.S. and Canada was 25.1%, compared to 28.6% in 2022. The turnover rate of our technicians is also monitored closely by management, as the retention of skilled technicians is critical to the success of the Company. Demand for technicians across the country is very high, and turnover in this role is also traditionally high for commercial vehicle dealers. In 2023, our turnover rate for U.S. and Canada technicians was 33.6%, compared to 36.7% in 2022.

Ethics and Compliance. We are committed to the highest standards of corporate conduct. We maintain an Ethics and Compliance Program that is designed to meet external requirements, as well as our core values and code of conduct embodied in the Rush Driving Principles. A central component of our Ethics and Compliance Program is the continuous training and education of our employees on general ethics and compliance training topics. We also regularly reinforce our commitment to ethics and integrity in communications with our employees.

Health and Safety. Promoting a safe and healthy workplace is our highest priority and is embodied in our core values. We utilize a mixture of leading and lagging indicators to assess the health and safety performance of our operations. Lagging indicators include the OSHA Total Recordable Incident Rate ("TRIR") and the Lost Time (or Lost Workday) Incident Rate ("LTIR") based upon the number of incidents per 100 employees (or per 200,000 work hours). Leading indicators include training completion rates, tracking of local safety committee meeting minutes, and recording of near misses, as well as other proactive actions taken to ensure employee safety. In 2023, we had a TRIR of 3.68, compared to 4.03 in 2022 and a LTIR of .57 in 2023, compared to 0.72 in 2022.

Labor Relations. We have entered into collective bargaining agreements covering certain employees in Chicago, Illinois, which will expire on May 10, 2025, Joliet, Illinois, which will expire on May 3, 2026 and Carol Stream, Illinois, which will expire on May 2, 2027. We have the ratified terms of an agreement covering certain employees in Chicago LMD, which once formalized, will expire on May 6, 2028. There have been no strikes, work stoppages or slowdowns during the negotiations of the foregoing collective bargaining agreements or at any time in the Company's history, although no assurances can be given that such actions will not occur. We believe that our relations with the labor unions that represent these employees are generally good.

Sales and Marketing

Our established history of operations in the commercial vehicle business has resulted in a strong customer base that is diverse in terms of geography, industry and scale of operations. Our customers include national and regional truck fleets, corporations, local and state governments and owner-operators. During 2023, no single customer accounted for more than 10% of our sales by dollar volume. We generally promote our products and related services through direct customer contact by our sales personnel and advertising.

Facility Management

Personnel. Each of our facilities is typically managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of a regional manager and personnel at our corporate headquarters. Additionally, each full-service Rush Truck Center is typically staffed by department managers, sales representatives and other employees, as appropriate, given the services offered. The sales staff of each Rush Truck Center is compensated on a salary plus commission, or a commission only basis, while department managers receive a combination of salary and performance bonus. We believe that our employees are among the highest paid in the industry, which enables us to attract and retain qualified personnel.

Compliance with Policies and Procedures. Each Rush Truck Center is audited regularly for compliance with corporate policies and procedures. These internal audits objectively measure dealership performance with respect to corporate expectations in the management and administration of sales, commercial vehicle inventory, parts inventory, parts sales, service sales, collision center sales, corporate policy compliance and environmental and safety compliance matters.

Purchasing and Suppliers. Because of our size and the corresponding cost savings we provide, we benefit from volume purchases at favorable prices that permit us to achieve a competitive pricing position in the industry. We purchase our commercial vehicle inventory and proprietary parts and accessories directly from the applicable vehicle manufacturer, wholesale distributors, or other sources that provide the most favorable pricing. Most purchasing commitments are negotiated by personnel at our corporate headquarters. Historically, we have been able to negotiate favorable pricing levels and terms, which enable us to offer competitive prices for our products.

Commercial Vehicle Inventory Management. We utilize our management information systems to monitor the inventory level of commercial vehicles at each of our dealerships and transfer new and used commercial vehicle inventory among Rush Truck Centers as needed.

Parts Distribution and Inventory Management. We utilize a parts inventory distribution and management system that allows for the prompt transfer of parts inventory among various Rush Truck Centers. The transfer of inventory reduces delays in delivery, helps maximize inventory turns and assists in reducing overstock and understock. Our network is linked to our major suppliers for purposes of ordering parts and managing parts inventory levels. Automated reordering and communication systems allow us to maintain proper parts inventory levels and permit us to have parts inventory delivered to our locations, or directly to customers, typically within 24 hours of an order being placed.

Recent Acquisitions

On December 4, 2023, we acquired certain assets of Freeway Ford Truck Sales, Inc., which included real estate and a Ford commercial vehicle franchise in Chicago, Illinois, along with commercial vehicle and parts inventory. The transaction was valued at approximately $16.3 million, with the purchase price paid in cash.

On February 25, 2019, we acquired 50% of the equity interest in RTC Canada, which acquired the operating assets of Tallman Group, the largest International Truck dealer in Canada. On May 2, 2022, we acquired an additional 30% equity interest for approximately $20.0 million. Prior to acquiring our additional equity interest, we accounted for the equity interest in RTC Canada using the equity method of accounting. Subsequent to the Company's acquisition of the additional 30% equity interest on May 2, 2022, the operating results of RTC Canada are consolidated in the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income and the Consolidated Balance Sheets.

See Note 15 – Acquisitions in the Notes to the Financial Statements for further discussion.

Competition

There is, and will continue to be, significant competition both within our current markets and in new markets we may enter. We anticipate that competition between us and other dealership groups will continue to increase in our current markets and on a national level based on the following:

- the ability to keep customers' vehicles operational, which is dependent on the accessibility of dealership locations and the ability to attract and retain service technicians;

- the number of dealership locations representing the manufacturers that we represent and other manufacturers, which impacts manufacturers' ability to provide more consistent, higher quality service in a timely manner across their dealership networks;

- price, value, quality and design of the products sold; and

- our attention to customer service (including technical service).

Our dealerships compete with dealerships representing other manufacturers, including commercial vehicles manufactured by Mack, Freightliner, Kenworth and Volvo. We believe that our dealerships are able to compete with other franchised dealerships, independent service centers, parts wholesalers, commercial vehicle wholesalers, rental service companies and industrial auctioneers in distributing our products and providing service because of the following: the overall quality and reputation of the products we sell; the "Rush" brand name recognition and reputation for quality service; the geographic scope of our dealership network; the breadth of commercial vehicles offered in our dealership network; and our ability to provide comprehensive Aftermarket Products and Services, as well as financing, insurance and other customer services.

Dealership Agreements

Peterbilt. We have entered into nonexclusive dealership agreements with Peterbilt that authorize us to act as a dealer of Peterbilt heavy- and medium-duty trucks. Our Peterbilt areas of responsibility currently encompass areas in the states of Alabama, Arizona, California, Colorado, Florida, Kentucky, Nevada, New Mexico, Oklahoma, Tennessee and Texas. These dealership agreements currently have terms expiring in July 2024. Our dealership agreements with Peterbilt may be terminated by Peterbilt in the event that the aggregate voting power of W.M. "Rusty" Rush, and certain current and former executives of the Company decreases below 22%. Sales of new Peterbilt commercial vehicles accounted for approximately 29.1% of our total revenues for 2023.

International. We have entered into nonexclusive dealership agreements with Navistar that authorize us to act as a dealer of International heavy- and medium-duty trucks and, in certain markets, IC buses. Our Navistar areas of responsibility currently encompass areas in the states of Arkansas, Georgia, Idaho, Illinois, Indiana, Kansas, Missouri, North Carolina, Ohio, Tennessee, Utah and Virginia. These dealership agreements currently have terms expiring between May 2025 and January 2029. Sales of new International commercial vehicles accounted for approximately 16.4% of our total revenues for 2023.

Other Commercial Vehicle Suppliers. In addition to our dealership agreements with Peterbilt and Navistar, various Rush Truck Centers have entered into dealership agreements with other commercial vehicle manufacturers, including Blue Bird, and Micro Bird, which currently have terms expiring between March 2024 and May 2029 and Ford, Hino, Isuzu and Dennis Eagle which have perpetual terms. Sales of new non-Peterbilt and non-International commercial vehicles accounted for approximately 8.5% of our total revenues for 2023.

Our dealership agreements impose certain operational obligations and financial requirements upon us and the relevant dealerships. In addition, each of our dealership agreements requires the consent of the relevant manufacturer for the sale or transfer of a franchise.

Any termination or nonrenewal of our dealership agreements must follow certain guidelines established by both state and federal legislation designed to protect motor vehicle dealers from arbitrary termination or nonrenewal of franchise agreements. The federal Automobile Dealers Day in Court Act and certain other similar state laws generally provide that the termination or nonrenewal of a motor vehicle dealership agreement must be done in "good faith" and upon a showing of "good cause" by the manufacturer for such termination or nonrenewal, as such terms have been defined by statute and interpreted in case law.

Floor Plan Financing

Most of our commercial vehicle purchases are made on terms requiring payment to the manufacturer within 15 to 60 days or less from the date the commercial vehicles are invoiced from the factory. Navistar Financial Corporation and Peterbilt offer trade terms that provide an interest-free inventory stocking period for certain new commercial vehicles. This interest-free period is generally 15 to 60 days. If the commercial vehicle is not sold within the interest-free period, we finance the commercial vehicle under the Floor Plan Credit Agreement. On September 14, 2021, we entered into our floor plan credit agreement with BMO Harris Bank N.A. ("BMO Harris") (the "Floor Plan Credit Agreement") and the lenders signatory thereto. The Floor Plan Credit Agreement includes an aggregate loan commitment of $1.0 billion. Prior to June 1, 2023, borrowings under the Floor Plan Credit Agreement bore interest at an annual rate equal to (A) the greater of (i) zero and (ii) one month London Interbank Offered Rate ("LIBOR"), determined on the last day of the prior month, plus (B) 1.10% and were payable monthly. On May 31, 2023, we entered into the First Amendment to the Floor Plan Credit Agreement that changed the benchmark interest rate to Term secured overnight financing rate ("SOFR"), as defined in the amendment. Effective June 1, 2023, borrowings under the Floor Plan Credit Agreement bear interest per annum, payable monthly, at (A) the greater of (i) zero and (ii) Term SOFR, plus (B) 1.20%. Borrowings under the Floor Plan Credit Agreement for the purchase of used inventory are limited to $150.0 million and loans for working capital purposes are limited to $200.0 million. The Floor Plan Credit Agreement expires September 14, 2026, although BMO Harris has the right to terminate at any time upon 360 days written notice and we may terminate at any time, subject to specified limited exceptions. On December 31, 2023, we had approximately $984.4 million outstanding under the Floor Plan Credit Agreement. The average daily outstanding borrowings under the Floor Plan Credit Agreement were $870.1 million during the year ended December 31, 2023. We utilize our excess cash on hand to pay down our outstanding borrowings under the Floor Plan Credit Agreement, and the resulting interest earned is recognized as an offset to our gross interest expense under the Floor Plan Credit Agreement.

On July 15, 2022, RTC Canada entered into that certain Amended and Restated BMO Wholesale Financing and Security Agreement (the "RTC Canada Floor Plan Agreement") with Bank of Montreal ("BMO"). Pursuant to the terms of the Agreement, BMO agreed to make up to $116.7 million CAD of revolving credit loans to finance RTC Canada's purchase of new and used vehicle inventory. Loans to purchase used vehicle inventory are limited to twenty percent (20%) of the credit limit available at such time. RTC Canada may borrow, repay and reborrow loans from time to time until the maturity date, provided, however, that the outstanding principal amount on any date shall not exceed the credit limits set forth above with respect to new and used vehicles. Prior to June 1, 2023, advances under the RTC Canada Floor Plan Agreement bore interest per annum, payable on the first business day of each calendar month, at the Canadian Offered Dollar Rate ("CDOR"), plus 0.90% and in the case of an advance required to be made in USD dollars, at LIBOR, plus 1.10%. On June 1, 2023, RTC Canada entered into the First Amendment to the RTC Canada Floor Plan Agreement that changed the interest rate in the case of an advance required to be made in USD dollars to Term SOFR, as defined in the first amendment. Effective June 1, 2023, advances required to be made in USD dollars under the RTC Canada Floor Plan Agreement bear interest per annum, payable monthly, at Term SOFR, plus 1.20%. The RTC Canada Floor Plan Agreement expires September 14, 2026. On December 31, 2023, we had approximately $55.9 million CAD outstanding under the RTC Canada Floor Plan Agreement. We utilize our excess cash on hand to pay down our outstanding borrowings under the Floor Plan Credit Agreement, and the resulting interest earned is recognized as an offset to our gross interest expense under the Floor Plan Credit Agreement.

Lease and Rental Fleet Financing

On September 14, 2021, we entered into a credit agreement ("WF Credit Agreement") with the lenders signatory thereto (the "WF Lenders") and Wells Fargo Bank, National Association ("WF"), as Administrative Agent (in such capacity, the "WF Agent"). Pursuant to the terms of the WF Credit Agreement (as amended), the WF Lenders have agreed to make up to $175.0 million of revolving credit loans for certain of our capital expenditures, including commercial vehicle purchases for our Idealease leasing and rental fleet, and general working capital needs. We expect to use the revolving credit loans available under the WF Credit Agreement primarily for the purpose of purchasing commercial vehicles for our Idealease lease and rental fleet. We may borrow, repay and reborrow amounts pursuant to the WF Credit Agreement from time to time until the maturity date. Borrowings under the WF Credit Agreement bear interest per annum, payable on each interest payment date, as defined in the WF Credit Agreement, at (A) the daily SOFR plus (i) 1.25% or (ii) 1.5%, depending on our consolidated leverage ratio or (B) on or after the term SOFR transition date, the term SOFR plus (i) 1.25% or (ii) 1.5%, depending on our consolidated leverage ratio. The WF Credit Agreement expires on September 14, 2026, although, upon the occurrence and during the continuance of an event of default, the WF Agent has the right to, or upon the request of the required lenders must, terminate the commitments and declare all outstanding principal and interest due and payable. We may terminate the commitments at any time. On December 31, 2023, we had approximately $100.2 million outstanding under the WF Credit Agreement.

On November 1, 2023, the Company entered into that certain Amended and Restated Inventory Financing and Purchase Money Security Agreement with PACCAR Leasing Company ("PLC"), a division of PACCAR Financial Corp. (the "PLC Agreement"). Pursuant to the terms of the PLC Agreement, PLC agreed to make up to $300.0 million of revolving credit loans to finance certain of our capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through our PacLease franchises. We may borrow, repay and reborrow amounts pursuant to the PLC Agreement from time to time until the maturity date, provided, however, that the outstanding principal amount on any date shall not exceed the borrowing base. In addition, we must maintain a minimum balance of $190.0 million. Advances under the PLC Agreement bear interest per annum, payable on the fifth day of the following month, at our option, at either (A) the prime rate, minus 1.95%, provided that the floating rate of interest is subject to a floor of 0%, or (B) a fixed rate, to be determined between us and PLC in each instance of borrowing at a fixed rate. The PLC Agreement expires on December 1, 2025, although either party has the right to terminate the PLC Agreement at any time upon 180 days written notice. On December 31, 2023, we had approximately $265.0 million outstanding under the PLC Agreement.

On May 31, 2022, RTC Canada entered into that certain BMO Revolving Lease and Rental Credit Agreement (the "RTC Canada Revolving Credit Agreement") with BMO. Pursuant to the terms of the RTC Canada Revolving Credit Agreement, BMO agreed to make up to $120.0 million CAD of revolving credit loans to finance certain of RTC Canada's capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through RTC Canada's Idealease franchise, with an additional $20.0 million CAD available upon the request of RTC Canada and consent of BMO. Advances under the RTC Canada Revolving Credit Agreement bear interest per annum, payable on the first business day of each calendar month, at the CDOR, plus 1.35%. The RTC Canada Revolving Credit Agreement expires September 14, 2026. On December 31, 2023, we had approximately $64.7 million CAD outstanding under the RTC Canada Revolving Credit Agreement.

Product Warranties

The manufacturers we represent provide retail purchasers of their products with a limited warranty against defects in materials and workmanship, excluding certain specified components that are separately warranted by the suppliers of such components. We provide a warranty on our proprietary line of parts and related service and the fuel systems manufactured by our joint venture entity, Cummins Clean Fuel Technologies, and that were previously manufactured by Momentum Fuel Technologies. We also provide an extended warranty beyond the manufacturer's warranty on new Blue Bird school buses that we sell in Texas, as required by state law.

We generally sell used commercial vehicles in "as is" condition without a manufacturer's warranty, although manufacturers sometimes will provide a limited warranty on their used products if such products have been properly reconditioned prior to resale or if the manufacturer's warranty on such product is transferable and has not expired. Although we do not provide any warranty on used commercial vehicles, we offer for sale third-party warranties.

Trademarks

The trademarks and trade names of the manufacturers we represent, which are used in connection with our marketing and sales efforts, are subject to limited licenses included in our dealership agreements with each manufacturer. The licenses are for the same periods as our dealership agreements. These trademarks and trade names are widely recognized and are important in the marketing of our products. Each licensor engages in a continuous program of trademark and trade name protection. We hold registered trademarks from the U.S. Patent and Trademark Office for the following names used in this document: "Rush Enterprises" and "Rush Truck Center."

Seasonality

Our Truck Segment is moderately seasonal. Seasonal effects on new commercial vehicle sales related to the seasonal purchasing patterns of any single customer type are mitigated by the diverse geographic locations of our dealerships and our diverse customer base, including regional and national fleets, local and state governments, corporations and owner-operators. However, Aftermarket Products and Services operations historically have experienced higher sales volumes in the second and third quarters.

Backlog

On December 31, 2023, our backlog of commercial vehicle orders was approximately $3,733.4 million, compared to a backlog of commercial vehicle orders of approximately $4,216.0 million on December 31, 2022. Our backlog is determined quarterly by multiplying the number of new commercial vehicles for each commercial vehicle ordered by a customer at our Rush Truck Centers by the recent average selling price for that type of commercial vehicle. We include only confirmed orders in our backlog. However, such orders are subject to cancellation. In the event of order cancellations, we have no contractual right to the total revenues reflected in our backlog. The delivery time for a custom-ordered commercial vehicle varies depending on the truck specifications, the demand for the particular model ordered and the status of the supply chain with respect to truck bodies and component parts. We sell the majority of our new heavy-duty commercial vehicles by customer special order and we sell the majority of our medium- and light-duty commercial vehicles out of inventory. Orders from a number of our major fleet customers are included in our backlog as of December 31, 2023, and we expect to fill the majority of our backlog orders during 2024, assuming that the manufacturers we represent can meet their current production schedule. Given the potential for industry headwinds in the coming months caused by lower spot rates and high interest rates, which could negatively impact industry demand for new commercial vehicles moving forward, we believe that the longer it takes to fill our backlog, the greater the risk that a significant amount of commercial vehicle orders currently reflected in our backlog could be cancelled. In addition, given the current regulatory uncertainty in connection with the California Air Resources Board's ("CARB") enforcement of its rules and regulations, we believe that certain commercial vehicle orders currently reflected in our backlog could be canceled with respect to customers that intend to operate such vehicles in California.

Environmental Standards and Other Governmental Regulations

We are subject to federal, state and local environmental laws and regulations governing the following: discharges into the air and water; the operation and removal of underground and aboveground storage tanks; the use, handling, storage and disposal of hazardous substances, petroleum and other materials; and the investigation and remediation of environmental impacts. As with commercial vehicle dealerships generally, and vehicle service, parts and collision center operations in particular, our business involves the generation, use, storage, handling and contracting for recycling or disposal of hazardous materials or wastes and other environmentally sensitive materials. We have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

Our operations involving the use, handling, storage and disposal of hazardous and nonhazardous materials are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances with which we must comply. Our business also involves the operation and use of aboveground and underground storage tanks. These storage tanks are subject to periodic testing, containment, upgrading and removal under RCRA and comparable state statutes. Furthermore, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks.

We may also have liability in connection with materials that were sent to third-party recycling, treatment, or disposal facilities under the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and comparable state statutes. These statutes impose liability for investigation and remediation of environmental impacts without regard to fault or the legality of the conduct that contributed to the impacts. Responsible parties under these statutes may include the owner or operator of the site where impacts occurred and companies that disposed, or arranged for the disposal, of the hazardous substances released at these sites. These responsible parties also may be liable for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other materials into the environment.

The federal Clean Water Act and comparable state statutes require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. Water quality protection programs govern certain discharges from some of our operations. Similarly, the federal Clean Air Act and comparable state statutes regulate emissions of various air emissions through permitting programs and the imposition of standards and other requirements.

The Environmental Protection Agency ("EPA") and the National Highway Traffic Safety Administration ("NHTSA"), on behalf of the U.S. Department of Transportation, issued rules associated with reducing greenhouse gas ("GHG") emissions and improving the fuel efficiency of medium and heavy-duty trucks and buses for current model years through 2027. In addition, in August 2021, the President of the United States issued an executive order intended to increase fuel efficiency, further reduce GHG emissions and speed up the development of "zero-emission" vehicles. The executive order calls for the EPA and the Secretary of Transportation to adopt new rules and regulations for commercial vehicles starting as early as model year 2027. Similarly, in June 2020, CARB adopted a final rule that is intended to phase out the sale of internal combustion engine commercial vehicles over time by requiring a certain percentage of each manufacturer's commercial vehicles sold within the state to be "zero-emission vehicles," or "near-zero emission vehicles," starting in model year 2024. In July 2023, CARB and various manufacturers of heavy-duty commercial vehicles and engines, including PACCAR, Navistar, Ford, Hino, Isuzu and Cummins, entered into the Clean Truck Partnership, whereby the manufacturers agreed to comply with CARB's emission requirements where applicable, regardless of whether any entity challenges CARB's rule-making authority, and CARB agreed to work with manufacturers to provide reasonable lead time to meet CARB's requirements and before imposing new regulations. In addition, CARB agreed to align its nitrogen oxide emissions rules with the EPA's, which go into effect starting in model year 2027, and modify certain of its 2024 nitrogen oxide emissions regulations currently in effect, with respect to which manufacturers may provide certain offsets to meet CARB's emission target in exchange for the ability to sell legacy engines. Since July 2020, a group of seventeen U.S. states and the District of Columbia have entered into a joint memorandum of understanding that adopts at least a portion of CARB's emissions regulations and commits each of them to work together to advance and accelerate the market for electric Class 3 through 8 commercial vehicles. Six of the states are states where we operate new commercial vehicle dealerships: California, Colorado, Nevada, New Mexico, North Carolina and Virginia. The signatories to the memorandum all agreed on a goal of ensuring that 100% of new Class 3 through 8 commercial vehicles are zero emission by 2050, with an interim target of 30% zero emission vehicles by 2030. Attaining these goals would likely require the adoption of new laws and regulations and we cannot predict at this time whether such laws and regulations would have an adverse impact on our business. Additional regulations, or CARB's enforcement of its existing regulations, could result in increased compliance costs, additional operating restrictions or changes in demand for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

We do not believe that we currently have any material environmental liabilities or that compliance with environmental laws and regulations will have a material adverse effect on our results of operations, financial condition or cash flows. However, soil and groundwater impacts are known to exist at some of our dealerships. Further, environmental laws and regulations are complex and subject to change. In addition, in connection with acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. In connection with our dispositions, or prior dispositions made by companies we acquire, we may retain exposure for environmental costs and liabilities, some of which may be material. Compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us, which could materially adversely affect our results of operations, financial condition or cash flows. In addition, such laws could affect demand for the products that we sell.

Item 1A. Risk Factors

An investment in our common stock is subject to certain risks inherent to our business. In addition to the other information contained in this Form 10-K, we recommend that you carefully consider the following risk factors in evaluating our business. If any of the following risks actually occur, our financial condition and results of operations could be materially adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment. This report is qualified in its entirety by these risk factors.

Risks Related to Our Business Operations

We are dependent upon PACCAR for the supply of Peterbilt trucks and parts, the sale of which generates the majority of our revenues.

At certain Rush Truck Centers, we operate as a dealer of Peterbilt trucks and parts pursuant to dealership agreements with Peterbilt, a division of PACCAR. We have no control over the management or operation of Peterbilt or PACCAR. During 2023, the majority of our revenues resulted from sales of trucks purchased from Peterbilt and parts purchased from PACCAR Parts. Due to our dependence on PACCAR and Peterbilt, we believe that our long-term success depends, in large part, on the following:

- our ability to maintain our dealership agreements with Peterbilt;

- the manufacture and delivery of competitively priced, technologically current, emissions-compliant, high-quality Peterbilt trucks in quantities sufficient to meet our requirements;

- the overall success of PACCAR and Peterbilt;

- PACCAR's continuation of its Peterbilt division; and

- the maintenance of goodwill associated with the Peterbilt brand, which can be adversely affected by decisions made by PACCAR, Peterbilt and the owners of other Peterbilt dealerships.

A negative change in any of the preceding, or a change in control of PACCAR, could have a material adverse effect on our operations, revenues and profitability.

We are dependent upon Navistar for the supply of International trucks and parts and IC buses and parts, the sale of which generate a significant portion of our revenues.

At certain Rush Truck Centers, we operate as a dealer of International trucks and parts and IC buses and parts pursuant to dealership agreements with International and IC Bus, each of which are divisions of Navistar. We have no control over the management or operation of International, IC Bus or Navistar. During 2023, a significant portion of our revenues resulted from sales of trucks purchased from International, buses purchased from IC Bus and parts purchased from Navistar. Due to our dependence on Navistar, International and IC Bus, we believe that our long-term success depends, in large part, on the following:

- our ability to maintain our dealership agreements with International and IC Bus;

- the manufacture and delivery of competitively priced, technologically current, emissions-compliant, high-quality International trucks and IC buses in quantities sufficient to meet our requirements;

- the overall success of Navistar; and

- the maintenance of goodwill associated with the International and IC Bus brands, which can be adversely affected by decisions made by Navistar and the owners of other International and IC Bus dealerships.

A negative change in any of the preceding, or a change in control of Navistar, could have a material adverse effect on our operations, revenues and profitability.

Our dealership agreements may be terminable upon a change of control, and we cannot control whether our controlling shareholder and management maintain their current ownership positions.

We have entered into nonexclusive dealership agreements with Peterbilt that authorize us to act as a dealer of Peterbilt trucks. Peterbilt may terminate our dealership agreements in the event of a change of control of the Company or if we violate any number of provisions in the dealership agreements. Under our Peterbilt dealership agreements, the following constitute a change of control: (i) with respect to the election of directors, the aggregate voting power held by W.M. "Rusty" Rush, Scott Anderson, Steven Keller, Corey Lowe, Jody Pollard, Jason Wilder, Michael Goldstone, Mike Eppes and Michael McRoberts, along with certain other persons who no longer work for the Company (collectively, the "Dealer Principals") decreases below 22% (the Dealer Principals, excluding those who no longer work for the Company, controlled approximately 41.6% of the aggregate voting power with respect to the election of directors as of December 31, 2023); or (ii) any person or entity other than the Dealer Principals and their respective associates, or any person or entity who has been approved in writing by PACCAR, owns common stock with a greater percentage of the voting power with respect to the election of our directors than the Dealer Principals and their respective associates, in the aggregate, or any person other than Mr. Rush or any person who has been approved in writing by PACCAR, holds the office of Chairman of the Board and the President or Chief Executive Officer of the Company. We have no control over the transfer or disposition of Mr. Rush's, or his estate's, common stock. If Mr. Rush were to sell his Class B common stock or bequest his Class B common stock to a person or entity other than the Dealer Principals, or if his estate is required to liquidate its Class B common stock that it owns, directly or indirectly, to pay estate taxes or otherwise, the change of control provisions of the Peterbilt dealership agreements may be triggered, which would give Peterbilt the right to terminate our dealership agreements. If our dealership agreements with Peterbilt are terminated, we will lose the right to purchase Peterbilt products and operate as an authorized Peterbilt dealer, which would have a material adverse effect on our operations, revenues and profitability.

Our dealership agreements are non-exclusive and have relatively short terms, which could result in nonrenewal or imposition of less favorable terms upon renewal.

Our dealership agreements generally do not provide us with exclusive dealerships in any of the areas of responsibility assigned in each dealer agreement. The manufacturers we represent could elect to create additional dealers in our areas of responsibility in the future, subject to restrictions imposed by state laws. While dealership agreements typically restrict dealers from operating franchised sales or service facilities outside their areas of responsibility, such agreements do not restrict sales or marketing activity outside the areas of responsibility. Accordingly, we engage in sales and other marketing activities outside our assigned areas of responsibility and other dealers engage in similar activities within our areas of responsibility.

Our dealership agreements with the manufacturers we represent have current terms expiring between March 2024 and May 2029. Upon expiration of each agreement, we must negotiate a renewal. Management expects that, consistent with in some cases decades of past practice, each of our dealership agreements will be renewed or otherwise extended before its termination date, provided that we do not breach any of the material terms of such agreement.

Management attempts to mitigate the risk that any manufacturer would not renew a dealership agreement by providing superior representation of each brand that we represent in each of our areas of responsibility. We deliver superior representation to our manufacturers by continuously investing substantial capital into our dealership locations, marketing and personnel. Senior members of our management team also communicate with management of the manufacturers that we represent on a regular basis, which we believe allows us to identify any potentially problematic issues as early as possible so that we can begin working on mutually agreeable solutions. In addition to the proactive steps that management takes, the risks that our dealership agreements will not be renewed are also mitigated by dealer protection laws that exist in each of the states that our dealerships are located. Many of these state dealer franchise laws restrict manufacturers' ability to refuse to renew dealership agreements or to impose new terms upon renewal. However, to the extent such laws did allow for nonrenewal or the imposition of new terms, the relatively short terms would give manufacturers the opportunity to exercise such rights. Any nonrenewal or imposition of less favorable terms upon renewal could have an adverse impact on our business and in the case of the Peterbilt or Navistar dealership agreements, would have an adverse impact on our business.

Our growth strategies may be unsuccessful if we are unable to successfully execute our strategic initiatives or identify and complete future acquisitions.

Over the past few years, we have spent significant resources and efforts attempting to grow and enhance our Aftermarket Products and Services business and increase profitability through new business process management initiatives. These efforts require timely and continued investment in technology, facilities, personnel and financial and management systems and controls. We may not be successful in implementing all of the processes that are necessary to support any of our growth initiatives, which could result in our expenses increasing disproportionately to our incremental revenues, causing our operating margins and profitability to be adversely affected.

Historically, we have achieved a significant portion of our growth through acquisitions, and we will continue to consider potential acquisitions on a selective basis. There can be no assurance that we will be able to identify suitable acquisition opportunities in the future or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Moreover, there can be no assurance that we will obtain manufacturers' consents to acquisitions of additional franchises.

In the long-term, technological advances in the commercial vehicle industry, including drivetrain electrification or other alternative fuel technologies, could have a material adverse effect on our business.

The commercial vehicle industry is predicted to experience change over the long-term. We see these changes beginning to occur, as certain of the manufacturers we represent now have vehicles with electric drivetrains available for purchase. Technological advances, including with respect to drivetrain electrification or other alternative fuel technologies, could potentially have a material adverse effect on our parts and service business, as such vehicles are currently being described as potentially requiring less service and having fewer parts. The effect of these technological advances on our business is still uncertain, as there are many factors that are unknowable at this time, including when the infrastructure to support widespread adoption of such vehicles will be in place and when such vehicles may be commercially available at price points that would lead to their widespread adoption. Regardless of where the industry goes with respect to alternative fuel vehicles, we believe that, due to the geographic reach of our dealership network, relationships with both the manufacturers we represent and our customers and our access to capital, we are well-positioned to serve our customers' evolving needs.

Similarly, although we are aware of ongoing efforts to facilitate the development of autonomous commercial vehicles, the eventual timing of the availability of autonomous commercial vehicles is uncertain due to regulatory requirements and additional technological requirements. The effect of autonomous commercial vehicles on the commercial vehicle industry is uncertain and could include changes in the level of new and used commercial vehicles sales, the price of new commercial vehicles, and the role of franchised dealers, any of which could materially adversely affect our business, financial condition and results of operations.

Climate change concerns may impact our business in the future; natural disasters and adverse weather events can disrupt our business.

The concerns over climate change may impact our business in the future. Our current business model depends on our ability to sell, and provide services to, commercial vehicles primarily powered by diesel and gasoline internal combustion engines, which result in greenhouse gas emissions. While the manufacturers we represent have made substantial progress in reducing the amount of greenhouse gas emissions that result from internal combustion engines, it is widely accepted that alternative fuel vehicles are necessary to address climate change. Reductions in the sale and use of commercial vehicles powered by internal combustion engines creates risks to our historical business operations and we cannot predict the future costs to our business resulting from these developments. However, we also believe that an industry transition away from internal combustion engines presents significant opportunities for us. Due in large part to the geographic reach of our dealership network, relationships with both the manufacturers we represent and our customers and our access to capital, we believe we are well-positioned to serve our customers' evolving needs and help them reduce their greenhouse gas emissions by helping them integrate more alternative fuel vehicles into their fleets and providing various services related thereto.

Scientific evidence suggests that a warming climate potentially results in an environment more prone to natural disasters, such as hurricanes and flooding. Some of our dealerships are located in regions of the United States where natural disasters and severe weather events (such as hurricanes, earthquakes, fires, floods, tornadoes and hailstorms) may disrupt our operations, which may adversely impact our business, results of operations, financial condition and cash flows. In addition to business interruption, our business is subject to substantial risk of property loss due to the significant concentration of property at dealership locations. Although our vehicle inventory is insured, we self-insure our property insurance with respect to the real property and personal property (other than our vehicle inventory) that we own. Thus, we may be exposed to property losses that could have a material adverse effect on our business, financial condition, results of operations or cash flows, although we believe that such a material adverse effect would be unlikely.

Risks Related to Financial and Economic Matters

We may be required to obtain additional financing to maintain adequate inventory levels.

Our business requires new and used commercial vehicle inventories held for sale to be maintained at dealer locations in order to facilitate immediate sales to customers on demand. We generally purchase new and used commercial vehicle inventories with the assistance of floor plan financing agreements. Our primary floor plan financing agreement, the Floor Plan Credit Agreement, expires on September 14, 2026, and may be terminated without cause upon 360 days' notice. In the event that our floor plan financing becomes insufficient to satisfy our future requirements or our floor plan providers are unable to continue to extend credit under our floor plan agreements, we would need to obtain similar financing from other sources. There is no assurance that such additional floor plan financing or alternate financing could be obtained on commercially reasonable terms.

Changes in interest rates could have a negative adverse effect on our profitability.

Our Floor Plan Credit Agreement, RTC Canada Floor Plan Agreement, WF Credit Agreement, PLC Agreement and RTC Canada Revolving Credit Agreement are each subject to variable interest rates. Therefore, our interest expense rises when interest rates increase. In addition, any rise in interest rates generally may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used commercial vehicle sales, because many of our customers finance such purchases. As a result, a rise in interest rates may have the effect of simultaneously increasing our costs and reducing our revenues, which could negatively affect our business, financial condition and results of operations. See "Quantitative and Qualitative Disclosures about Market Risk" for a discussion regarding our interest rate sensitivity.

The dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings.

As of December 31, 2023, our backlog of new commercial vehicle orders was approximately $3,733.4 million. Our backlog is determined quarterly by multiplying the number of new commercial vehicles for each particular type of commercial vehicle ordered by a customer at our Rush Truck Centers by the recent average selling price for that type of commercial vehicle. We only include confirmed orders in our backlog. However, such orders are subject to cancellation. In the event of order cancellation, we have no contractual right to the total revenues reflected in our backlog.

Reductions in backlog due to cancellation by a customer or for other reasons will adversely affect, potentially to a material extent, the revenue and profit we actually receive from orders projected in our backlog. If we were to experience significant cancellations of orders in our backlog, our financial condition could be adversely affected.

Given the potential for industry headwinds in the coming months caused by low spot rates and high interest rates, which could negatively impact industry demand for new commercial vehicles moving forward, we believe that the longer it takes to fill our backlog, the greater the risk that a significant amount of commercial vehicle orders currently reflected in our backlog could be cancelled. In addition, given the current regulatory uncertainty in connection with CARB's rules and regulations, we believe that certain commercial vehicle orders currently reflected in our backlog could be cancelled with respect to customers that intend to operate such vehicles in California.

Impairment in the carrying value of goodwill and other indefinite-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill on our balance sheet as a result of acquisitions we have completed. Approximately 99% of this goodwill is concentrated in our Truck Segment. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. Goodwill is not amortized, but instead is evaluated for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment. In testing for impairment, if the carrying value of a reporting unit exceeds its current fair value as determined based on the discounted future cash flows of the reporting unit, the goodwill is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include weak economic activity, adverse changes in the regulatory environment, any matters that impact the ability of the manufacturers we represent to provide us with commercial vehicles or parts, issues with our franchise rights, or other factors leading to reductions in expected long-term sales or profitability. Determination of the fair value of a reporting unit includes developing estimates that are highly subjective and incorporate calculations that are sensitive to minor changes in underlying assumptions. Changes in these assumptions or a change in the Company's reportable segments could result in an impairment charge in the future, which could have a significant adverse impact on our reported earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Goodwill" for more information regarding the potential impact of changes in assumptions.

Our business is subject to a number of economic risks.

New and used commercial vehicle retail sales tend to experience periods of decline when general economic conditions worsen. We may experience sustained periods of decreased commercial vehicle sales in the future. Any decline or change of this type could materially affect our business, financial condition and results of operations. In addition, adverse regional economic and competitive conditions in the geographic markets in which we operate could materially adversely affect our business, financial condition and results of operations. Our commercial vehicle sales volume therefore may differ from industry sales fluctuations.

Economic conditions and the other factors described above also may materially adversely impact our sales of parts and repair services, and finance and insurance products.

We depend on relationships with the manufacturers we represent and component suppliers for sales incentives, discounts and similar programs which are material to our operations.

We depend on the manufacturers we represent and component suppliers for sales incentives, discounts, warranties and other programs that are intended to promote the sales of their commercial vehicles or our use of their components in the vehicles we sell. Most of the incentives and discounts are individually negotiated and not always the same as those made available to commercial vehicle manufacturers or our competitors. These incentives and discounts are material to our operations. A reduction or discontinuation of a commercial vehicle manufacturer's or component supplier's incentive program could have a material adverse effect on our profitability.

We are dependent on the ongoing success of the manufacturers we represent and adverse conditions affecting the manufacturers we represent may negatively impact our revenues and profitability.

The success of each of our dealerships is dependent on the manufacturers represented at each dealership. Our ability to sell new vehicles that satisfy our customers' demands and replacement parts is dependent on the ability of the manufacturers we represent to produce and deliver new vehicles and replacement parts to our dealerships. Additionally, our dealerships perform warranty work for vehicles under manufacturer product warranties, which are billed to the appropriate vehicle manufacturer or component supplier as opposed to invoicing our customer. We generally have significant receivables from vehicle manufacturers and component suppliers for warranty and service work performed for our customers. In addition, we rely on vehicle manufacturers and component suppliers to varying extents for product training, marketing materials, and other items for our stores. Our business, results of operations, and financial condition could be materially adversely affected as a result of any event that has a material adverse effect on the vehicle manufacturers or component suppliers we represent.

The manufacturers we represent may be adversely impacted by economic downturns, significant declines in the sales of their new vehicles, the ability to manufacture or supply vehicles that comply with applicable emissions requirements, labor strikes or similar disruptions (including within their major suppliers), rising raw materials costs, rising employee benefit costs, adverse publicity that may reduce consumer demand for their products (including due to bankruptcy), product defects, vehicle recall campaigns, litigation, poor product mix or unappealing vehicle design, governmental laws and regulations, or other adverse events. Our results of operations, financial condition or cash flows could be adversely affected if one or more of the manufacturers we represent are impacted by any of the foregoing adverse events.

Actions taken in response to continued operational losses by manufacturers we represent, including bankruptcy or reorganizations, could have a material adverse effect on our sales volumes and profitability. In addition, such actions could lead to the impairment of one or more of our franchise rights, inventories, fixed assets and other related assets, which in turn could have a material adverse effect on our financial condition and results of operations. Actions taken in response to continued operational losses by manufacturers we represent, including bankruptcy or reorganizations, could also eliminate or reduce such manufacturers' indemnification obligations to our dealerships, which could increase our risk in products liability actions.

Risks Related to Legal and Regulatory Matters

If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, nonrenewal or renegotiation of their dealership agreements.

We depend on our vehicle dealership agreements for a substantial portion of our revenues and profitability. State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a dealership agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or nonrenewal. Vehicle manufacturers' lobbying efforts may lead to the repeal or revision of state motor vehicle dealer laws. If motor vehicle dealer laws are repealed or amended in the states in which we operate dealerships, the manufacturers we represent may be able to terminate our vehicle dealership agreements without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, or if such laws are weakened, we will be subject to higher risk of termination or nonrenewal of our vehicle dealership agreements. Termination or nonrenewal of our vehicle dealership agreements would have a material adverse effect on our operations, revenues and profitability.

The commercial vehicles that we sell are subject to federal and state regulations focused on reducing engine emissions and we are dependent on the manufacturers that we represent to produce or supply engines that comply with such regulations.

Laws and regulations intended to achieve the goal of significantly reducing engine emissions associated with the operation of commercial vehicles are complex and subject to change. For example, in August 2021, the President of the United States issued an executive order intended to increase fuel efficiency, further reduce GHG emissions and speed up the development of "zero-emission" vehicles. The executive order calls for the EPA and the Secretary of Transportation to adopt new rules and regulations for commercial vehicles starting as early as model year 2027. Similarly, in June 2020, CARB adopted a final rule that is intended to phase out the sale of diesel-powered commercial vehicles over time by requiring a certain percentage of each manufacturer's commercial vehicles sold within the state to be "zero-emission vehicles," or "near-zero emission vehicles," starting in model year 2024. In July 2023, CARB and various manufacturers of heavy-duty commercial vehicles and engines, including PACCAR, Navistar, Ford, Hino, Isuzu and Cummins, entered into the Clean Truck Partnership, whereby the manufacturers agreed to comply with CARB's emission requirements where applicable, regardless of whether any entity challenges CARB's rule-making authority, and CARB agreed to work with manufacturers to provide reasonable lead time to meet CARB's requirements and before imposing new regulations. In addition, CARB agreed to align its nitrogen oxide emissions rules with the EPA's, which go into effect starting in model year 2027, and modify certain of its 2024 nitrogen oxide emissions regulations, currently in effect, with respect to which manufacturers may provide certain offsets to meet CARB's emission target in exchange for the ability to sell legacy engines.

Since July 2020, a group of seventeen U.S. states and the District of Columbia entered into a joint memorandum of understanding that adopts at least a portion of CARB's emissions regulations and commits each of them to work together to advance and accelerate the market for electric Class 3 through 8 commercial vehicles. Six of the states that signed are states where we sell new commercial vehicles: California, Colorado, New Mexico, North Carolina and Virginia. The signatories to the memorandum all agreed on a goal of ensuring that 100% of new Class 3 through 8 commercial vehicles are zero emission by 2050, with an interim target of 30% zero emission vehicles by 2030. Attaining these goals would likely require the adoption of new laws and regulations and we cannot predict at this time whether such laws and regulations would have an adverse impact on our business.

In addition, engine emissions rules and regulations could affect demand for the products that we sell in certain markets. For example, there is currently uncertainty regarding CARB's regulations that became effective January 1, 2024. The regulations require a certain percentage of each manufacturer's commercial vehicles that are sold in California to be "zero-emission vehicles," or "near-zero emission vehicles," starting in model year 2024. There are currently multiple lawsuits pending where plaintiffs are challenging CARB's rules on the basis that, amongst other things, such rules are preempted by other federal laws and that the EPA exceeded its authority in granting a waiver allowing CARB's rules to take effect. We are working with the manufacturers we represent to understand the potential limitations on the sale of certain new commercial vehicles within California going forward, and the potential limitations that may apply to our customers that may operate model year 2024 and later commercial vehicles within California. While we do not currently believe that any reduction in the number of new commercial vehicles that we may be able to sell due to CARB's rules and regulations would have a material adverse effect on our results in 2024, our success going forward depends on the ability of our manufacturers to successfully supply new commercial vehicles that comply with existing and future emissions rules and regulations in each of the markets in which we operate.

Disruptions to our information technology systems and breaches in data or system security could adversely affect our business.

We rely upon our information technology systems to manage all aspects of our business, including processing and recording sales to, and payments from, customers, managing inventory, communicating with manufacturers and vendors, processing employee payroll and benefits and financial reporting. Any inability to manage these systems, including with respect to matters related to system and data security, privacy, reliability, compliance, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business. In addition, in the ordinary course of business, we collect and store sensitive data and information, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our employees and customers.

We take an enterprise-wide approach to cybersecurity, using established processes for assessing, identifying, and managing risks from cybersecurity threats. We have implemented various measures across our organization to manage our cybersecurity risks, including implementing systems to identify, prevent, detect, investigate, resolve, and recover from cyber security attacks. All employees participate in our security awareness training program, and additional training is required for various roles within the organization. Employees are trained and encouraged to identify and report security concerns, and cybersecurity is engrained in our culture. Our cybersecurity risk management program leverages the Center for Internet Security Critical Security Framework to provide a structured methodology to help ensure the confidentiality, integrity, and availability of our systems and data. We regularly assess cybersecurity risks and monitor our systems for vulnerabilities. We conduct regular reviews and tests of our systems and our cybersecurity program, both internally and using consultants and external auditors. These tests include, but are not limited to, vulnerability testing, penetration testing, tabletop exercises, systems recovery tests, assessments, and other activities to assess the readiness and effectiveness of our cybersecurity controls and protections. However, despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, could be vulnerable to cyberattacks and other security breaches, computer viruses, lost or misplaced data, programming errors, human errors or other events, and such incidents can remain undetected for a period of time despite our best efforts to detect and respond to them in a timely manner.

We have, from time to time, experienced threats to our data and systems, including malware, ransomware and computer virus attacks. As discussed above, we are continuously developing and enhancing our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage, or unauthorized access. This continued development and enhancement requires us to expend significant additional resources. However, we may not anticipate or combat all types of future attacks until after they have been launched. If any of these breaches of security occur, we will be required to expend additional capital and other resources, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any cyberattack, security breach or other event resulting in the misappropriation, loss, or other unauthorized disclosure of confidential information of personal identifiable information of employees or customers, whether by us directly or our third-party service providers, could adversely affect our business operations, sales, reputation with current and potential customers, associates or vendors and employees and result in litigation or regulatory actions, all of which could have a material adverse effect on our business and reputation.

We are exposed to a variety of claims relating to our business and the liability associated with such claims may exceed the level of our insurance coverage.

In the course of our business, we are exposed to claims for personal injury, death or property damage resulting from: (i) our customers' use of commercial vehicles that we sell, service, lease or rent; (ii) our customers' purchase of other products that we design, manufacture, sell or install, such as commercial vehicle parts, custom vehicle modifications and CNG fuel systems; and (iii) injuries caused by motor vehicle accidents that our service or delivery personnel are involved in. In addition, we have employees who work remotely from time to time at certain customers' locations that are considered inherently dangerous, such as oil or gas well drilling sites, commercial construction sites and manufacturing facilities. We could also be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal, state or local levels, such as those relating to vehicle and highway safety, health and workplace safety, security and employment-related claims.

We utilize a captive insurance company to manage our auto and general commercial liability insurance, which we supplement with excess insurance coverage. We self-insure our property insurance with respect to the real property that we own and our personal property (excluding our vehicle inventory, which is insured). We also maintain various insurance policies with third-party insurers, each of which are subject to deductibles with high dollar amounts. We may be exposed to claims for which coverage is not afforded or the damages exceed the limits of our insurance coverage or multiple claims causing us to incur significant out-of-pocket costs before reaching the deductible amount, all of which could adversely affect our financial condition and results of operations. In addition, the cost of third-party insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Although we have not experienced any material losses that were not covered by insurance, our existing or future claims may exceed the coverage level of our insurance, and such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could adversely affect our financial condition and results of operations. In fact, due to the rising costs of premiums over the last couple of years, we have been generally increasing our use of self-insurance programs and increasing the amounts of our deductibles.

Our dealerships are subject to federal, state and local environmental regulations that may result in claims and liabilities, which could be material.

We are subject to federal, state and local environmental laws and regulations governing the following: discharges into the air and water; the operation and removal of underground and aboveground storage tanks; the use, handling, storage and disposal of hazardous substances, petroleum and other materials; and the investigation and remediation of contamination. As with commercial vehicle dealerships generally, and service, parts and collision center operations in particular, our business involves the generation, use, storage, handling and contracting for recycling or disposal of hazardous materials or wastes and other environmentally sensitive materials. Any non-compliance with these laws and regulations could result in significant fines, penalties and remediation costs which could adversely affect our results of operations, financial condition or cash flows.

We may also have liability in connection with materials that were sent to third party recycling, treatment, or disposal facilities under federal and state statutes. Applicable laws may make us responsible for liability relating to the investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. In connection with our acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. In connection with dispositions of businesses, or dispositions previously made by companies we acquire, we may retain exposure for environmental costs and liabilities, some of which may be material. In addition, compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us which could materially adversely affect our results of operations, financial condition or cash flows.

We have operations in Canada. As a result, we may incur losses from the impact of foreign currency fluctuations and have higher costs than we otherwise would have due to the need to comply with foreign laws.

Our operations in Canada are subject to the risks normally associated with international operations. These include: (i) the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates; and (ii) the need to comply with Canadian laws and regulations, as well as U.S. laws and regulations, applicable to our operations in Canada. Changes in such laws or regulations, or any material failure to comply with any applicable laws or regulations, could increase our costs, affect our reputation, limit our business and otherwise impact our operations in adverse ways. In addition, laws or regulations or the interpretations thereof can conflict among jurisdictions, and compliance in one jurisdiction could result in legal or reputational risks in another jurisdiction.

Risks Related to Our Common Stock

We are controlled by one shareholder and his affiliate.

Collectively, Mr. Rush and his affiliate own approximately 0.3% of our issued and outstanding shares of Class A common stock and 43.7% of our issued and outstanding Class B common stock. Mr. Rush collectively controls approximately 36.6% of the aggregate voting power of our outstanding shares, which is substantially more than any other person or group. The interests of Mr. Rush may not be consistent with the interests of all shareholders.

As a result of such ownership, Mr. Rush has the ability to exercise substantial control over the Company, including with respect to the election of directors, the determination of matters requiring shareholder approval and other matters pertaining to corporate governance.

Our dealership agreements could discourage another company from acquiring us.

Our dealership agreements with Peterbilt impose ownership requirements on certain officers of the Company. All of our dealership agreements include restrictions on the sale or transfer of the underlying franchises. These ownership requirements and restrictions may prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.

Additionally, the number of shares owned by Mr. Rush and his affiliate, the requirement in our dealership agreements that the Dealer Principals retain a controlling interest in us, the restrictions on who may serve as Chairman of the Board, and President or Chief Executive Officer of the Company, and the restrictions on the sale or transfer of our franchises contained in our dealer agreements, combined with the ability of the Board of Directors to issue shares of preferred stock without further vote or action by the shareholders, may discourage, delay or prevent a change in control without further action by our shareholders, which could adversely affect the market price of our common stock or prevent or delay a merger or acquisition that our shareholders may consider favorable.

Actions by our shareholders or prospective shareholders that would violate any of the above restrictions on our dealership agreements are generally outside of our control. If we are unable to renegotiate these restrictions, we may be forced to terminate or sell one or more of our dealerships, which could have a material adverse effect on us. These restrictions may also inhibit our ability to raise required capital or to issue our stock as consideration for future acquisitions.

Our Class A common stock has limited voting power.

Each share of Class A common stock ranks substantially equal to each share of Class B common stock with respect to receipt of any dividends or distributions declared on shares of common stock and the right to receive proceeds on liquidation or dissolution of us after payment of our indebtedness and liquidation preference payments to holders of any preferred shares. However, holders of Class A common stock have 1/20th of one vote per share on all matters requiring a shareholder vote, while holders of Class B common stock have one full vote per share.

Our Class B common stock has a low average daily trading volume. As a result, sales of our Class B common stock could cause the market price of our Class B common stock to drop, and it may be difficult for a stockholder to liquidate its position in our Class B common stock quickly without adversely affecting the market price of such shares.

The volume of trading in our Class B common stock varies greatly and may often be light. As of December 31, 2023, the three-month average daily trading volume of our Class B common stock was approximately 20,330 shares, with five days having a trading volume below 10,000 shares. If any large shareholder were to begin selling shares in the market, the added available supply of shares could cause the market price of our Class B common stock to drop. In addition, the lack of a robust resale market may require a shareholder to sell a large number of shares of our Class B common stock in increments over time to mitigate any adverse impact of the sales on the market price of our Class B common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We take an enterprise-wide approach to cybersecurity, using established processes for assessing, identifying, and managing risks from cybersecurity threats. We have implemented various measures across our organization to manage our cybersecurity risks, including implementing systems to identify, prevent, detect, investigate, resolve and recover from cyber security attacks. All employees participate in our security awareness training program, and additional training is required for various roles within the organization. Employees are trained and encouraged to identify and report security concerns, and cybersecurity is engrained in our culture.

Our cybersecurity risk management program leverages the Center for Internet Security Critical Security Framework to provide a structured methodology to help ensure the confidentiality, integrity and availability of our systems and data. We regularly assess cybersecurity risks and monitor our systems for vulnerabilities. We conduct regular reviews and tests of our systems and our cybersecurity program, both internally and using consultants and external auditors. These tests include, but are not limited to, vulnerability testing, penetration testing, tabletop exercises, systems recovery tests, assessments and other activities to assess the readiness and effectiveness of our cybersecurity controls and protections.

Our Information Security program is led by our Chief Information Officer ("CIO"), who reports to our Chief Operating Officer ("COO"). Our CIO works with our Chief Privacy Officer ("CPO") to address cybersecurity and data privacy risks and concerns. The Information Security Governance Committee ("ISGC"), composed of executives from various corporate functions, oversees our cybersecurity policy and strategy. Our Board of Directors (the "Board") oversees our enterprise risk management activities in general, including cybersecurity risks. The Audit Committee of the Board has been designated with specific oversight responsibility with respect to cybersecurity and data privacy risk management. The Board receives a comprehensive update on the status of risks related to cybersecurity annually and periodic updates on particular matters. The COO and the ISGC meet with the CIO and CPO on a regular basis to review and monitor our cybersecurity risks and mitigation efforts. We engage external assessors, consultants, and auditors to assist us in evaluating and enhancing our cybersecurity risk management processes. We also have processes to oversee and identify such risks from cybersecurity threats associated with our use of third-party service providers.

While we have not experienced a material breach, our systems are frequently the target of cyber security attacks intending to steal, misuse, or destroy data, to impact our ability to do business, or otherwise negatively impact us. If we did experience a significant disruption in service, theft of data, or other significant attack, it could result in legal claims or proceedings, liability under federal and state laws that protect the privacy of personal information, regulatory penalties, remediation costs, increased cybersecurity costs, loss of revenue or customers, damage to our reputation or competitive position, or other harm to our business. For more information regarding the risks we face from cybersecurity threats, please see "Risk Factors."

Item 2. Properties

Our corporate headquarters are located in New Braunfels, Texas. As of December 2023, we also own or lease numerous facilities used in our operations in the following locations: Alabama, Arizona, Arkansas, California, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Kentucky, Missouri, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, Utah, Virginia and Ontario, Canada.

We lease a hangar in New Braunfels, Texas for our corporate aircraft. We also own and operate a guest ranch of approximately 10,950 acres near Cotulla, Texas, which is used for client development purposes.

Item 3. Legal Proceedings

From time to time, we are involved in litigation arising out of our operations in the ordinary course of business. We maintain liability insurance, including product liability coverage, in amounts deemed adequate by management. However, an uninsured or partially insured claim, or claim for which indemnification is not available, could have a material adverse effect on our financial condition or results of operations. As of December 31, 2023, we believe that there are no pending claims or litigation, individually or in the aggregate, that are reasonably likely to have a material adverse effect on our financial position or results of operations. However, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our financial condition or results of operations for the fiscal period in which such resolution occurred.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities

Our common stock trades on The NASDAQ Global Select Market℠ under the symbols RUSHA and RUSHB. During 2023, our Board of Directors approved four quarterly cash dividends on all outstanding shares of common stock totaling $0.62 per share. We expect to continue paying cash dividends on a quarterly basis. However, there is no assurance as to the payment of future dividends because the declaration and payment of such dividends is subject to the business judgment of our Board of Directors and will depend on historic and projected earnings, capital requirements, covenant compliance, financial conditions and such other factors as the Board of Directors deems relevant.

The following table sets forth the high and low sales prices for our Class A common stock and Class B common stock for the fiscal periods indicated and as quoted on The NASDAQ Global Select Market℠ and dividends declared.

	2023			2022		
	Dividends Declared	High	Low	Dividends Declared	High	Low
Class A Common Stock						
First Quarter	$ .14	$ 41.47	$ 33.44	$ .13	$ 40.59	$ 31.56
Second Quarter	.14	41.32	33.37	.13	36.25	31.15
Third Quarter	.17	46.30	38.85	.14	35.33	28.48
Fourth Quarter	.17	50.42	34.68	.14	36.71	29.43
Class B Common Stock						
First Quarter	$ .14	$ 43.73	$ 35.43	$ .13	$ 38.67	$ 29.82
Second Quarter	.14	45.93	36.57	.13	35.17	29.45
Third Quarter	.17	50.05	42.54	.14	40.01	31.25
Fourth Quarter	.17	53.11	39.81	.14	38.84	32.31

As of February 2, 2024, there were approximately 18 record holders of Class A common stock and approximately 18 record holders of Class B common stock. On August 28, 2023, we effected a three-for-two stock split with respect to both our Class A and Class B common stock in the form of a Stock Dividend. The foregoing stock prices and the following share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

As of December 31, 2023, we have not sold any securities in the last three years that were not registered under the Securities Act.

A summary of our stock repurchase activity for the fourth quarter of 2023 is as follows:

Period	Total Number of Shares Purchased (1)(2)(3)	Average Price Paid Per Share (1)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (3)
October 1 – October 31, 2023	555,284	$ 39.77	(4)	555,284	$ 12,972,149
November 1 – November 30, 2023	341,834	37.92	(5)	341,834	500
December 1 – December 31, 2023	1,553,738	43.49	(6)	1,553,738	82,420,519
Total	2,450,856			2,450,856	

(1) The calculation of the average price paid per share does not give effect to any fees, commissions or other costs associated with the repurchase of such shares.

(2) The shares represent Class A and Class B common stock repurchased by us.

(3) We repurchased shares in 2023 under a stock repurchase program announced on December 2, 2022, which authorized the repurchase of up to $150.0 million of our shares of Class A common stock and/or Class B common stock. This plan was terminated effective December 3, 2023; we repurchased $150.0 million shares of our Class A and Class B common stock under the plan prior to its termination. On December 6, 2023, we announced the approval of a new stock repurchase program, effective December 5, 2023, authorizing management to repurchase, from time to time, up to an aggregate of $150.0 million of our shares of Class A common stock and/or Class B common stock.

(4) Represents 456,837 shares of Class A common stock at an average price paid per share of $38.76 and 98,447 shares of Class B common stock at an average price paid per share of $44.45.

(5) Represents 315,220 shares of Class A common stock at an average price paid per share of $37.52 and 26,614 shares of Class B common stock at an average price paid per share of $42.57.

(6) Represents 53,566 shares of Class A common stock at an average price paid per share of $41.63 and 1,500,172 shares of Class B common stock at an average price paid per share of $43.56.

Information regarding our equity compensation plans is incorporated by reference from Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters," of this annual report on Form 10-K and should be considered an integral part of this Item 5.

Performance Graph

The graph below matches the cumulative 5-Year total return of holders of Rush Enterprises, Inc.'s common stock with the cumulative total returns of the S&P 500 index and a customized peer group of four companies that includes: Lithia Motors Inc, Paccar Inc, Penske Automotive Group Inc and Werner Enterprises Inc. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2018, and tracks it through December 31, 2023.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Rush Enterprises, Inc., the S&P 500 Index,
and a Peer Group



*$100 invested on December 31, 2018 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/18	12/19	12/20	12/21	12/22	12/23
Rush Enterprises, Inc.	100.00	133.16	174.24	244.67	246.21	357.00
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
Peer Group	100.00	150.22	182.27	208.38	219.78	332.47

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

The foregoing performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The information below was derived from the audited consolidated financial statements included in this report and reports we have previously filed with the SEC. This information should be read together with those consolidated financial statements and the notes to those consolidated financial statements. These historical results are not necessarily indicative of the results to be expected in the future. The selected financial data presented below may not be comparable between periods in all material respects or indicative of our future financial position or results of operations due primarily to acquisitions which occurred during the periods presented. See Note 15 to the Company's Consolidated Financial Statements for a discussion of such acquisitions. The selected financial data presented below should be read in conjunction with our other financial information included elsewhere herein.

	Year Ended December 31,		
	2023	2022	2021
SUMMARY OF INCOME STATEMENT DATA	(in thousands, except per share amounts)		
Revenues			
New and used commercial vehicle sales	$ 4,957,969	$ 4,351,370	$ 3,039,953
Aftermarket products and services sales	2,562,141	2,372,439	1,793,363
Lease and rental	353,780	322,257	247,234
Finance and insurance	24,271	29,741	27,964
Other	26,863	25,863	17,628
Total revenues	7,925,024	7,101,670	5,126,142
Cost of products sold	6,331,934	5,614,511	4,033,844
Gross profit	1,593,090	1,487,159	1,092,298
Selling, general and administrative	1,021,722	927,836	731,340
Depreciation and amortization	59,830	55,665	53,354
Gain (loss) on sale of assets	843	2,455	1,432
Operating income	512,381	506,113	309,036
Other income	2,597	22,338	6,417
Interest expense, net	52,917	19,124	1,770
Income before income taxes	462,061	509,327	313,683
Provision (benefit) for income taxes	114,000	117,242	72,268
Net Income	348,061	392,085	241,415
Less: Noncontrolling interest	1,006	703	–
Net Income attributable to Rush Enterprises	$ 347,055	$ 391,382	$ 241,415
Net income per common share:			
Basic	$ 4.28	$ 4.71	$ 2.88
Diluted	$ 4.15	$ 4.57	$ 2.78
Cash dividends declared per share	$ 0.62	$ 0.53	$ 0.49
Weighted average shares outstanding:			
Basic	81,089	83,100	83,838
Diluted	83,720	85,727	86,817

	Year Ended December 31,		
	2023	2022	2021
OPERATING DATA			
Unit vehicle sales −			
New vehicles	32,569	29,842	23,259
Used vehicles	7,117	7,078	7,527
Total unit vehicles sales	39,686	36,920	30,786
Commercial vehicle lease and rental units	10,463	10,326	8,914

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
BALANCE SHEET DATA			
Working capital	$ 586,994	$ 439,069	$ 320,950
Inventories	1,801,447	1,429,429	1,020,136
Total assets	4,364,241	3,821,066	3,119,977
Floor plan notes payable	1,139,744	933,203	630,731
Long-term debt, including current portion	414,002	275,433	334,926
Finance lease obligations, including current portion	133,736	122,692	116,530
Total shareholders' equity	1,890,416	1,763,022	1,466,749

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a full-service, integrated retailer of commercial vehicles and related services. We operate one segment - the Truck Segment. The Truck Segment operates a network of commercial vehicle dealerships primarily under the name "Rush Truck Centers." Most Rush Truck Centers are a franchised dealer for commercial vehicles manufactured by Peterbilt, International, Hino, Ford, Isuzu, Dennis Eagle, IC Bus or Blue Bird. Through our strategically located network of Rush Truck Centers, we provide one-stop service for the needs of our commercial vehicle customers. We offer an integrated approach to meeting customer needs by providing service, parts and collision repair (collectively, "Aftermarket Products and Services") in addition to new and used commercial vehicle sales and leasing, insurance and financial services, vehicle upfitting, CNG fuel systems and vehicle telematics products.

Our goal is to continue to serve as the premier service solutions provider to the end-users of commercial vehicles. Our strategic efforts to achieve this goal include continuously expanding our portfolio of Aftermarket Products and Services, broadening the diversity of our commercial vehicle product offerings and extending our network of Rush Truck Centers. Our commitment to provide innovative solutions to service our customers' needs continues to drive our strong Aftermarket Products and Services revenues.

Our Aftermarket Products and Services include a wide range of capabilities and products such as providing parts, service and collision repairs at certain of our Rush Truck Centers, a fleet of mobile service units, technicians who work in our customers' facilities, a proprietary line of commercial vehicle parts and accessories, vehicle upfitting, a broad range of diagnostic and analysis capabilities, a suite of telematics products and assembly services for specialized bodies and equipment. Aftermarket Products and Services accounted for 59.5% of our total gross profits in 2023.

Stock Split

On July 25, 2023, the Board of Directors of the Company declared a 3-for-2 stock split of the Company's Class A common stock and Class B common stock, which was effected in the form of a stock dividend. On August 28, 2023, the Company distributed one additional share of stock for every two shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, held by shareholders of record as of August 7, 2023. All share and per share data in this Form 10-K have been adjusted and restated to reflect the stock split as if it occurred on the first day of the earliest period presented.

Summary of 2023

Our results of operations for the year ended December 31, 2023 are summarized below as follows:

- Our gross revenues totaled $7,925.0 million, a 11.6% increase from gross revenues of $7,101.7 million in 2022.

- Gross profit increased $105.9 million, or 7.1%, compared to 2022. Gross profit as a percentage of sales decreased to 20.1% in 2023, from 20.9% in 2022.

- Our new Class 8 heavy-duty unit sales increased 4.0%, compared to 2022, which accounted for 6.2% of the total U.S. market and 2.0% of the total Canadian market.

- Our new Class 4 through 7 medium-duty unit sales increased 20.3%, compared to 2022, including buses, which accounted for 5.1% of the total U.S. market and 2.9% of the total Canadian market.

- New light-duty truck unit sales decreased 9.4% in 2023, compared to 2022.

- Used truck unit sales increased 0.6% in 2023, compared to 2022.

- Aftermarket Products and Services revenues increased $189.7 million, or 8.0% to $2,562.1 million, compared to $2,372.4 million in 2022.

- Lease and rental revenues increased $31.5 million, or 9.8%, to $353.8 million, compared to 2022.

- Selling, General and Administrative ("SG&A") expenses increased $93.9 million, or 10.1%, to $1,021.7 million, compared to $927.8 million in 2022.

- Net interest expense increased $33.8 million, or 176.7%, in 2023, compared to 2022.

2024 Outlook

According to A.C.T. Research Co., LLC ("A.C.T. Research"), a commercial vehicle industry data and forecasting service provider, new U. S. Class 8 truck retail sales are estimated to total 214,300 truck units in 2024, a 21.1% decrease compared to 271,607 units sold in 2023. We expect our U.S. market share of new Class 8 truck sales to range between 6.3% and 6.8% in 2024. This market share percentage would result in the sale of approximately 13,500 to 14,500 new Class 8 trucks in 2024. We expect to sell approximately 650 additional new Class 8 trucks in Canada in 2024.

According to A.C.T. Research, new U. S. Class 4 through 7 commercial vehicle retail sales are estimated to total 254,250 units in 2024, a 0.6% increase compared to 252,649 units sold in 2023. We expect our U.S. market share of new Class 4 through 7 commercial vehicle sales to range between 4.8% and 5.3% in 2024. This market share percentage would result in the sale of approximately 12,200 to 13,400 new Class 4 through 7 commercial vehicles in 2024. We expect to sell approximately 350 additional new Class 5 through 7 commercial vehicles in Canada in 2024.

We expect to sell approximately 1,800 to 2,000 light-duty vehicles and approximately 6,500 to 7,500 used commercial vehicles in 2024.

We expect lease and rental revenue to increase approximately 3% during 2024, compared to 2023.

We believe our Aftermarket Products and Services revenues will increase 1% to 5% in 2024, compared to 2023. In 2024, we expect demand for Aftermarket Products and Services in the first half of the year to be consistent with demand in the second half of 2023. We expect that challenging economic conditions that are currently affecting many of our customers, including high interest rates and low freight rates, will continue to negatively impact our Aftermarket Product and Services revenues through the first half of 2024. However, we are hopeful that the current freight recession may begin to ease by late summer, which we believe could provide a tailwind to the aftermarket industry in the second half of 2024. During 2024, we will continue to focus on our strategic initiatives, including supporting large national account customers and expanding our service technician workforce.

We expect that retail sales of new Class 8 trucks will decline compared to 2023, as pent-up demand in the market from the last few years has now been largely met. Production of new Class 4 through 7 vehicles currently continues to increase and we believe that demand will likely be consistent with 2023, though delivery delays by truck body upfitters due to supply issues could negatively impact the timing of deliveries. In addition, we continue to monitor inflation, interest rates and freight rates, which may negatively impact consumer spending and capital expenditures across a variety of industries we support.

Key Performance Indicator

Absorption Ratio. Management uses several performance metrics to evaluate the performance of our commercial vehicle dealerships and considers Rush Truck Centers' "absorption ratio" to be of critical importance. Absorption ratio is calculated by dividing the gross profit from our Aftermarket Products and Services departments by the overhead expenses of all of a dealership's departments, except for the selling expenses of the new and used commercial vehicle departments and carrying costs of new and used commercial vehicle inventory. When 100% absorption is achieved, all of the gross profit from the sale of a commercial vehicle, after sales commissions and inventory carrying costs, directly impacts operating profit. Our commercial vehicle dealerships achieved a 135.3% absorption ratio for the year ended December 31, 2023, and 136.6% absorption ratio for the year ended December 31, 2022.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

The Company's significant accounting policies are disclosed in Note 2 of the Notes to Consolidated Financial Statements.

Inventory Reserves

Inventories are stated at the lower of cost or net realizable value. Cost is determined by specific identification of new and used commercial vehicle inventory and by the first-in, first-out method for tires, parts and accessories. As the market value of our inventory typically declines over time, reserves are established based on historical loss experience and market trends. These reserves are charged to cost of sales and reduce the carrying value of our inventory on hand. An allowance is provided when it is anticipated that cost will exceed net realizable value.

Purchase Price Allocation, Intangible Assets and Goodwill

Purchase price allocation for business combinations and asset acquisitions requires the use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. We determine whether substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If so, the single asset or group of assets, as applicable, is not a business. If not, we determine whether the single asset or group of assets, as applicable, meets the definition of a business.

In connection with our business combinations, we record certain intangible assets, including franchise rights. We periodically review the estimated useful lives and fair values of our identifiable intangible assets, taking into consideration any events or circumstances that might result in a diminished fair value or revised useful life.

The excess purchase price over the fair value of assets acquired is recorded as goodwill. We assess goodwill for impairment annually in the fourth quarter, or whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the carrying values of the assets are written down to fair value using Level 3 inputs. See Note 2 – Significant Accounting Policies for further discussion of Level 3 fair value.

Accounting for Income Taxes

Management's judgment is required to determine the provisions for income taxes and to determine whether deferred tax assets will be realized in full or in part. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When it is more likely than not that all or some portion of specific deferred income tax assets will not be realized, a valuation allowance must be established for the amount of deferred income tax assets that are determined not to be realizable. Accordingly, the facts and financial circumstances impacting deferred income tax assets are reviewed quarterly and management's judgment is applied to determine the amount of valuation allowance required, if any, in any given period.

Our income tax returns are periodically audited by tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions. In evaluating the exposures associated with our various tax filing positions, we adjust our liability for unrecognized tax benefits and income tax provision in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions. Our effective income tax rate is also affected by changes in tax law, the level of earnings and the results of tax audits. Although we believe that the judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. An unfavorable tax settlement would generally require use of our cash and result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution. Our income tax expense includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as related interest.

Results of Operations

The following discussion and analysis includes our historical results of operations for 2023, 2022 and 2021. The following table sets forth for the years indicated certain financial data as a percentage of total revenues:

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue			
New and used commercial vehicle sales	62.6 %	61.3 %	59.3 %
Aftermarket Products and Services sales	32.3	33.4	35.0
Lease and rental	4.5	4.5	4.8
Finance and insurance	0.3	0.4	0.6
Other	0.3	0.4	0.3
Total revenues	100.0	100.0	100.0
Cost of products sold	79.9	79.1	78.7
Gross profit	20.1	20.9	21.3
Selling, general and administrative	12.9	13.1	14.3
Depreciation and amortization	0.7	0.7	1.0
Gain (loss) on sale of assets	0.0	0.0	0.0
Operating income	6.5	7.1	6.0
Other income	0.0	0.3	0.1
Interest expense, net	0.7	0.2	0.0
Income from continuing operations before income taxes	5.8	7.2	6.1
Provision for income taxes	1.4	1.7	1.4
Net income	4.4	5.5	4.7
Net income attributable to noncontrolling interest	0.0	0.0	0.0
Net income attributable to Rush Enterprises, Inc.	4.4 %	5.5 %	4.7 %

The following table sets forth the unit sales and revenue for new heavy-duty, new medium-duty, new light-duty and used commercial vehicles and the absorption ratio for the years indicated (revenue in millions):

	2023	2022	2021	% Change 2023 vs 2022	% Change 2022 vs 2021
Vehicle unit sales:					
New heavy-duty vehicles	17,457	16,778	11,052	4.0 %	51.8 %
New medium-duty vehicles	13,264	11,025	10,485	20.3	5.2
New light-duty vehicles	1,848	2,039	1,722	(9.4)	18.4
Total new vehicle unit sales	32,569	29,842	23,259	9.1 %	28.3 %
Used vehicles sales	7,117	7,078	7,527	0.6 %	(6.0) %
Vehicle revenue:					
New heavy-duty vehicles	$ 3,083.1	$ 2,715.3	$ 1,661.9	13.5 %	63.4 %
New medium-duty vehicles	1,312.0	959.1	857.1	36.8	11.9
New light-duty vehicles	108.8	104.0	79.4	4.6	31.0
Total new vehicle revenue	$ 4,503.9	$ 3,778.4	$ 2,598.4	19.2 %	45.4 %
Used vehicle revenue	$ 414.7	$ 552.9	$ 430.4	(25.0) %	28.5 %
Other vehicle revenue:[1]	$ 39.4	$ 20.1	$ 11.2	96.0 %	79.5 %
Dealership absorption ratio:	135.3 %	136.6 %	129.8 %	(1.0) %	5.2 %

(1) Includes sales of truck bodies, trailers and other new equipment.

The following table sets forth for the periods indicated the percent of gross profit by revenue source:

	2023	2022	2021
Gross Profit:			
New and used commercial vehicle sales	30.4 %	27.9 %	27.7 %
Aftermarket products and services sales	59.8	61.7	62.7
Lease and rental	6.6	6.7	5.4
Finance and insurance	1.5	2.0	2.6
Other	1.7	1.7	1.6
Total gross profit	100.0 %	100.0 %	100.0 %

Industry

We operate in the commercial vehicle market. There has historically been a high correlation between new product sales in the commercial vehicle market and the rate of change in U.S. industrial production and the U.S. gross domestic product.

Heavy-Duty Truck Market

The U.S. retail heavy-duty truck market is affected by a number of factors, including general economic conditions, fuel prices, other methods of transportation, environmental and other government regulation, interest rate fluctuations and customer business cycles. According to data published by A.C.T. Research, total U.S. retail sales of new Class 8 trucks in the last ten years have ranged from a low of approximately 187,600 in 2013 to a high of approximately 281,440 in 2019. Class 8 trucks are defined by the American Automobile Association as trucks with a minimum gross vehicle weight rating above 33,000 pounds.

Typically, Class 8 trucks are assembled by manufacturers utilizing certain components that may be manufactured by other companies, including engines, transmissions, axles, wheels and other components. As commercial vehicles and certain commercial vehicle components have become increasingly complex, the ability to provide service for commercial vehicles has become an increasingly competitive factor in the industry. The ability to provide such service requires a significant capital investment in diagnostic and other equipment, parts inventory and highly trained service personnel. EPA and Department of Transportation regulatory guidelines for service processes, including collision center, paint work and waste disposal, require sophisticated equipment to ensure compliance with environmental and safety standards. Differentiation between commercial vehicle dealers has become less dependent on price competition and is increasingly based on a dealer's ability to offer a wide variety of services to their clients in a timely manner to minimize vehicle downtime. Such services include the following: efficient, conveniently located and easily accessible commercial vehicle service centers with an adequate supply of replacement parts and other aftermarket products and services; financing for commercial vehicle purchases; leasing and rental programs; and the ability to accept multiple unit trade-ins related to large fleet purchases. We believe our one-stop center concept and the size and geographic diversity of our dealership network gives us a competitive advantage in providing these services.

A.C.T. Research currently estimates approximately 214,300 new Class 8 trucks will be sold in the United States in 2024, compared to approximately 271,607 new Class 8 trucks sold in 2023. A.C.T. Research currently forecasts sales of new Class 8 trucks in the U.S. to be approximately 249,000 in 2025.

Medium-Duty Truck Market

Many of our Rush Truck Centers sell medium-duty commercial vehicles manufactured by Peterbilt, International, Hino, Ford or Isuzu, and provide parts and service for medium-duty commercial vehicles. Medium-duty commercial vehicles are principally used in short-haul markets as delivery vehicles; they typically operate locally and generally do not leave their service areas overnight. We also sell light-duty vehicles (Class 3 and under) at several of our Ford dealerships.

A.C.T. Research currently forecasts sales of new Class 4 through 7 commercial vehicles in the U.S. to be approximately 254,250 units in 2024, compared to 252,649 units in 2023. A.C.T. Research currently forecasts sales of new Class 4 through 7 commercial vehicles in the U.S. to be approximately 268,750 in 2025.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues increased $823.4 million, or 11.6%, in 2023, compared to 2022.

Our Aftermarket Products and Services revenues increased $189.7 million, or 8.0%, in 2023, compared to 2022. The increase in Aftermarket Parts and Services revenues was primarily related to healthy demand for products and services during the first six months of 2023 and also related to the consolidation of RTC Canada into our operating results for the full year in 2023.

Our revenues from sales of new and used commercial vehicles increased $606.6 million, or 13.9%, in 2023, compared to 2022. The increase in new commercial vehicle revenues was primarily a result of strong demand and increased production of commercial vehicles from the manufacturers we represent.

We sold 17,457 new Class 8 trucks in 2023, a 4.0% increase compared to 16,778 new heavy-duty trucks in 2022. Our share of the new U.S. Class 8 commercial vehicle sales market decreased to approximately 6.2% in 2023, from 6.3% in 2022. Our share of the new Canada Class 8 truck market was approximately 2.0% in 2023. The increase in new Class 8 truck sales was primarily a result of strong demand and increased production of commercial vehicles from the manufacturers we represent.

We sold 13,264 new medium-duty commercial vehicles, including 1,564 buses, in 2023, a 20.3% increase compared to 11,025 new medium-duty commercial vehicles, including 1,237 buses, in 2022. In 2023, we achieved a 5.1% share of the Class 4 through 7 commercial vehicle market in the U.S., compared to 4.6% in 2022. Our share of the Canada medium-duty commercial vehicles market was approximately 2.9% in 2023. The increase in our Class 4 through 7 commercial vehicle sales in 2023 was primarily a result of strong demand and increased production of commercial vehicles from the manufacturers we represent.

We sold 1,848 new light-duty vehicles in 2023, a 9.4% decrease compared to 2,039 new light-duty vehicles in 2022.

We sold 7,117 used commercial vehicles in 2023, an 0.6% increase compared to 7,078 used commercial vehicles in 2022. We expect used commercial vehicle demand to remain at current levels. We expect that the rate at which used commercial vehicles are depreciating will continue to decrease and that valuations will stabilize during 2024.

Commercial vehicle lease and rental revenues increased $31.5 million, or 9.8%, in 2023, compared to 2022. This increase in commercial vehicle lease and rental revenues was primarily a result of strong demand for lease commercial vehicles.

Finance and insurance revenues decreased $5.5 million, or 18.4%, in 2023, compared to 2022. This decrease is primarily due to the mix of purchasers of commercial vehicles. During 2023, most of our sales were to larger fleets, which usually arrange their own financing and insurance. We are more likely to provide financing to owner-operators and smaller fleets, which comprised a smaller percentage of commercial vehicle sales during 2023. Finance and insurance revenues have limited direct costs and, therefore, contribute a disproportionate share of our operating profits.

Other revenues increased $1.0 million, or 3.9% in 2023, compared to 2022. Other revenues consist primarily of the gains related to the disposition of our lease and rental fleet and document fees related to commercial vehicle sales.

Gross Profit

Gross profit increased $105.9 million, or 7.1%, compared to 2022. Gross profit as a percentage of sales decreased to 20.1% in 2023, from 20.9% in 2022. This decrease in gross profit as a percentage of sales was a result of a change in our product sales mix. Commercial vehicle sales, a lower margin revenue item, increased as a percentage of total revenues to 62.6% in 2023, from 61.3% in 2022. Aftermarket Products and Services revenues, a higher margin revenue item, decreased as a percentage of total revenues to 32.3% in 2023, from 33.4% in 2022.

Gross margins from our Aftermarket Products and Services operations decreased to 37.2% in 2023, from 38.6% in 2022. This decrease is primarily related to continued stabilization of parts pricing and softening demand due to difficult economic conditions impacting many of our customers, especially our over-the-road customers. Gross profit for Aftermarket Products and Services increased to $952.8 million in 2023, from $916.8 million in 2022. This increase is primarily related strong parts and service demand in the first six months of 2023 and also related to the consolidation of RTC Canada into our operating results for twelve months in 2023. Historically, parts operations' gross margins range from 28% to 30% and service and collision center operations range from 66% to 68%. Gross profits from parts sales represented 59.5% of total gross profit for Aftermarket Products and Services operations in 2023 and 62.8% in 2022. Service and collision center operations represented 40.5% of total gross profit for Aftermarket Products and Services operations in 2023 and 37.2% 2022. We expect blended gross margins on Aftermarket Products and Services operations to range from 36.0% to 38.0% in 2024.

Gross margins on new Class 8 truck sales decreased to 9.7% in 2023, from 9.9% in 2022. In 2024, we expect overall gross margins from new heavy-duty truck sales of approximately 8.5% to 9.5%.

Gross margins on new Class 4 through 7 commercial vehicle sales increased to 9.0% in 2023, from 8.1% in 2022. This increase was primarily due to the mix of purchasers during 2023. For 2024, we expect overall gross margins from new medium-duty commercial vehicle sales of approximately 8.0% to 9.0%, but this will largely depend upon the mix of purchasers and types of vehicles sold.

Gross margins on used commercial vehicle sales increased to 12.4% in 2023, from 9.9% in 2022. This increase was primarily due to the strategic inventory management of our used commercial vehicle inventory. We expect margins on used commercial vehicles to range between 8.0% and 10.0% in 2024.

Gross margins from commercial vehicle lease and rental sales decreased to 29.9% in 2023, from 31.2% in 2022. This decrease is primarily related to a decrease in rental utilization rates and increased maintenance costs for the lease and rental fleet. We expect gross margins from lease and rental sales of approximately 29.0% to 31.0% during 2024. Our policy is to depreciate our lease and rental fleet using a straight-line method over each customer's contractual lease term. The lease unit is depreciated to a residual value that approximates fair value at the expiration of the lease term. This policy results in us realizing reasonable gross margins while the unit is in service and a corresponding gain or loss on sale when the unit is sold at the end of the lease term.

Finance and insurance revenues and other revenues, as described above, have limited direct costs and, therefore, contribute a disproportionate share of gross profit.

Selling, General and Administrative Expenses

SG&A expenses increased $93.9 million, or 10.1%, in 2023, compared to 2022. This increase primarily resulted from increased personnel expense, increased selling expense and the consolidation of RTC Canada into our operating results for twelve months in 2023. SG&A expenses as a percentage of total revenues decreased to 12.9% in 2023, from 13.0% in 2022. Annual SG&A expenses as a percentage of total revenues have ranged from approximately 12.4% to 14.4% over the last five years. In general, when new and used commercial vehicle revenues increase as a percentage of total revenues, SG&A expenses as a percentage of total revenues will be at the lower end of this range. For 2024, we expect SG&A expenses as a percentage of total revenues to range from 13.0% to 14.0%. For 2024, we expect the selling portion of SG&A expenses to be approximately 25.0% to 30.0% of new and used commercial vehicle gross profit.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $4.2 million, or 7.5%, in 2023, compared to 2022.

Interest Expense, Net

Net interest expense increased $33.8 million, or 176.7%, in 2023, compared to 2022. This increase in interest expense is a result of the increase in inventory levels and rising interest rates on our variable rate debt compared to 2022. We expect net interest expense in 2024, compared to 2023, to increase due to interest related to our working capital lines of credit and floor plan debt, but the amount of the increase will depend on inventory levels, interest rate fluctuations and the amount of cash available to make prepayments on our floor plan arrangements.

Income before Income Taxes

Income before income taxes decreased $47.3 million, or 9.3%, in 2023, compared to 2022, as a result of the factors described above.

Income Taxes

Income tax expense decreased $3.2 million, or 2.8%, in 2023, compared to 2022, as a result of the factors described above. We provided for taxes at a 24.7% effective rate in 2023 and 23.0% in 2022. We expect our effective tax rate to be approximately 24.0% to 25.0% of pretax income in 2024.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of information on the year ended December 31, 2022, refer to Part II Item 7 in the 2022 Annual Report on Form 10-K. Inline XBRL Viewer (sec.gov)

Liquidity and Capital Resources

Our short-term cash requirements are primarily for working capital, inventory financing, the renovation and expansion of existing facilities and the construction or purchase of new facilities. Historically, these cash requirements have been met through the retention of profits, borrowings under our floor plan arrangements and bank financings. As of December 31, 2023, we had working capital of approximately $587.0 million, including $183.7 million in cash, available to fund our operations. We believe that these funds, together with expected cash flows from operations, are sufficient to meet our operating requirements for at least the next twelve months. From time to time, we utilize our excess cash on hand to pay down our outstanding borrowings under our various credit agreements. The resulting interest earned on the Floor Plan Credit Agreement is recognized as an offset to our interest expense.

We continually evaluate our liquidity and capital resources based upon: (i) our cash and cash equivalents on hand; (ii) the funds that we expect to generate through future operations; (iii) current and expected borrowing availability under our secured line of credit, working capital lines of credit available under certain of our credit agreements and our Floor Plan Credit Agreement; and (iv) the potential impact of our capital allocation strategy and any contemplated or pending future transactions, including, but not limited to, acquisitions, equity repurchases, dividends, or other capital expenditures. We believe we will have sufficient liquidity to meet our debt service and working capital requirements, commitments and contingencies, debt repayments, acquisitions, capital expenditures and any operating requirements for at least the next twelve months.

We have a line of credit that provides for a maximum borrowing of $20.0 million. There were no advances outstanding under this secured line of credit as of December 31, 2023, however, $17.9 million was pledged to secure various letters of credit related to self-insurance products, leaving $2.1 million available for future borrowings as of December 31, 2023.

Our floor plan financing agreements and the WF Credit Agreement require us to satisfy various financial ratios such as the leverage ratio, the asset coverage ratio and the fixed charge coverage ratio. As of December 31, 2023, we were in compliance with all debt covenants related to debt secured by lease and rental units, our floor plan credit agreements and the WF Credit Agreement. We do not anticipate any breach of the covenants in the foreseeable future.

We expect to purchase or lease commercial vehicles worth approximately $200.0 million to $225.0 million for our leasing operations during 2024, depending on customer demand. We also expect to make capital expenditures for the purchase of recurring items such as computers, shop tools and equipment and company vehicles of approximately $35.0 million to $40.0 million during 2024.

During the fourth quarter of 2023, we paid a cash dividend of $13.5 million. Additionally, on February 13, 2024, our Board of Directors declared a cash dividend of $0.17 per share of Class A and Class B common stock, to be paid on March 18, 2024, to all shareholders of record as of February 27, 2024. The total dividend disbursement is estimated to be approximately $13.2 million. We expect to continue paying cash dividends on a quarterly basis. However, there is no assurance as to future dividends because the declaration and payment of such dividends is subject to the business judgment of our Board of Directors and will depend on historic and projected earnings, capital requirements, covenant compliance and financial conditions and such other factors as our Board of Directors deem relevant.

On December 5, 2023, we announced that our Board of Directors approved a new stock repurchase program authorizing management to repurchase, from time to time, up to an aggregate of $150.0 million of our shares of Class A common stock and/or Class B common stock. In connection with the adoption of the new stock repurchase plan, we terminated the prior stock repurchase plan, which was scheduled to expire on December 31, 2023. Repurchases, if any, will be made at times and in amounts as we deem appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with federal securities laws. The actual timing, number and value of repurchases under the stock repurchase program will be determined by management at its discretion and will depend on a number of factors, including market conditions, stock price and other factors, including those related to the ownership requirements of our dealership agreements with Peterbilt. As of December 31, 2023, we had repurchased $65.3 million of our shares of common stock under the current stock repurchase program. The current stock repurchase program expires on December 31, 2024, and may be suspended or discontinued at any time.

We anticipate funding the capital expenditures for the improvement and expansion of existing facilities and recurring expenses through our operating cash flows. We have the ability to fund the construction or purchase of new facilities through our operating cash flows or by financing.

We have no other material commitments for capital expenditures as of December 31, 2023. However, we will continue to purchase vehicles for our lease and rental operations and authorize capital expenditures for the improvement or expansion of our existing dealership facilities and construction or purchase of new facilities based on market opportunities.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Net cash provided by (used in):			
Operating activities	$ 295,713	$ 294,400	$ 422,346
Investing activities	(387,030)	(240,930)	(432,905)
Financing activities	73,962	(690)	(153,343)
Effect of exchange rate changes on cash	36	118	–
Net (decrease) increase in cash	$ (17,319)	$ 52,898	$ (163,902)

Cash Flows from Operating Activities

Cash flows from operating activities include net income adjusted for non-cash items and the effects of changes in working capital. During 2023, operating activities resulted in net cash provided by operations of $295.7 million. Net cash provided by operating activities primarily consisted of $348.1 million in net income, as well as non-cash adjustments related to depreciation and amortization of $221.1 million, provision for deferred income tax of $7.6 million and stock-based compensation of $30.4 million. Cash used in operating activities included an aggregate of $310.6 million net change in operating assets and liabilities. Included in the net change in operating assets and liabilities were primarily the result of $28.8 million from the decrease in customer deposits and $7.2 million from the decrease in accrued liabilities which were offset primarily by cash outflows of $38.3 million from an increase in accounts receivable, $10.6 million from the decrease in accounts payable and $297.7 million from an increase in inventory. The majority of commercial vehicle inventory is financed through our floor plan credit agreements.

During 2022, operating activities resulted in net cash provided by operations of $294.4 million. Net cash provided by operating activities primarily consisted of $392.1 million in net income, as well as non-cash adjustments related to depreciation and amortization of $199.1 million, deferred income tax of $4.3 million and stock-based compensation of $25.3 million. Cash used in operating activities included an aggregate of $304.5 million net change in operating assets and liabilities. Included in the net change in operating assets and liabilities were primarily the result of $31.4 million from the increase in accounts payable, $34.1 million from the increase in customer deposits and $32.8 million from the increase in accrued liabilities which were offset primarily by cash outflows of $74.6 million from an increase in accounts receivable and $324.5 million from an increase in inventory.

Cash Flows from Investing Activities

During 2023, cash used in investing activities totaled $387.0 million. Cash flows used in investing activities consist primarily of cash used for capital expenditures and business acquisitions. Cash used for business acquisitions was $16.1 million during the year ended December 31,2023. See Note 15 of the Notes to Consolidated Financial Statements for a detailed discussion of the business acquisitions. Capital expenditures totaled $368.9 million during 2023 and consisted primarily of purchases of property and equipment, improvements to our existing dealership facilities and $263.9 million for purchases of rental and lease vehicles for the rental and leasing operations.

During 2022, cash used in investing activities totaled $240.9 million. Cash flows used in investing activities consist primarily of cash used for capital expenditures and business acquisitions. Cash used for business acquisitions was $20.8 million during the year ended December 31, 2022. See Note 15 of the Notes to Consolidated Financial Statements for a detailed discussion of the business acquisitions. Capital expenditures totaled $243.1 million during 2022 and consisted primarily of purchases of property and equipment, improvements to our existing dealership facilities and $168.5 million for purchases of rental and lease vehicles for the rental and leasing operations.

Cash Flows from Financing Activities

Cash flows used in financing activities include borrowings and repayments of long-term debt and net payments of floor plan notes payable. During 2023, our financing activities resulted in net cash received in financing of $74.0 million. The cash outflows consisted primarily of $1,309.3 million used for principal repayments of long-term debt and finance lease obligations and $7.0 million for taxes paid related to net share settlement of equity awards. Additionally, during 2023, we paid cash dividends of $50.6 million and used $211.8 million to repurchase shares of Rush Class A common stock and Rush Class B common stock. These cash outflows were partially offset by $205.5 million from net draws on floor plan notes payable (non-trade), borrowings of $1,429.1 million of long-term debt and $18.1 million from the issuance of shares related to equity compensation plans.

During 2022, our financing activities resulted in net cash used in financing of $0.7 million. The cash outflows consisted primarily of $1,099.2 million used for principal repayments of long-term debt and capital lease obligations during 2022 and $8.7 million for taxes paid related to net share settlement of equity awards. Additionally, during 2022, we paid cash dividends of $44.6 million and used $93.7 million to repurchase shares of Rush Class A common stock and Rush Class B common stock. These cash outflows were partially offset by $273.9 million from net draws on floor plan notes payable (non-trade), borrowings of $958.3 million of long-term debt and $13.3 million from the issuance of shares related to equity compensation plans.

On September 14, 2021, we entered into the WF Credit Agreement with the WF lenders and the WF Agent. Pursuant to the terms of the WF Credit Agreement (as amended), the WF Lenders have agreed to make up to $175.0 million of revolving credit loans for certain of our capital expenditures, including commercial vehicle purchases for our Idealease leasing and rental fleet, and general working capital needs. We expect to use the revolving credit loans available under the WF Credit Agreement primarily for the purpose of purchasing commercial vehicles for our Idealease lease and rental fleet. We may borrow, repay and reborrow amounts pursuant to the WF Credit Agreement from time to time until the maturity date. Borrowings under the WF Credit Agreement bear interest per annum, payable on each interest payment date, as defined in the WF Credit Agreement, at (A) the daily SOFR plus (i) 1.25% or (ii) 1.5%, depending on our consolidated leverage ratio or (B) on or after the term SOFR transition date, the term SOFR plus (i) 1.25% or (ii) 1.5%, depending on our consolidated leverage ratio. The WF Credit Agreement expires on September 14, 2026, although, upon the occurrence and during the continuance of an event of default, the WF Agent has the right to, or upon the request of the required lenders must, terminate the commitments and declare all outstanding principal and interest due and payable. We may terminate the commitments at any time. On December 31, 2023, we had approximately $100.2 million outstanding under the WF Credit Agreement.

On November 1, 2023, we entered into the PLC Agreement. Pursuant to the terms of the PLC Agreement, PLC agreed to make up to $300.0 million of revolving credit loans to finance certain of our capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through our PacLease franchises. We may borrow, repay and reborrow amounts pursuant to the PLC Agreement from time to time until the maturity date, provided, however, that the outstanding principal amount on any date shall not exceed the borrowing base. In addition, we must maintain a minimum balance of $190.0 million. Advances under the PLC Agreement bear interest per annum, payable on the fifth day of the following month, at our option, at either (A) the prime rate, minus 1.95%, provided that the floating rate of interest is subject to a floor of 0%, or (B) a fixed rate, to be determined between us and PLC in each instance of borrowing at a fixed rate. The PLC Agreement expires on December 1, 2025, although either party has the right to terminate the PLC Agreement at any time upon 180 days written notice. On December 31, 2023, we had approximately $265.0 million outstanding under the PLC Agreement.

Most of our commercial vehicle purchases are made on terms requiring payment to the manufacturer within 15 to 60 days or less from the date the commercial vehicles are invoiced from the factory. Navistar Financial Corporation and Peterbilt offer trade terms that provide an interest-free inventory stocking period for certain new commercial vehicles. This interest-free period is generally 15 to 60 days. If the commercial vehicle is not sold within the interest-free period, we finance the commercial vehicle under the Floor Plan Credit Agreement. On September 14, 2021, we entered into Floor Plan Credit Agreement with BMO Harris and the lenders signatory thereto. The Floor Plan Credit Agreement includes an aggregate loan commitment of $1.0 billion. Prior to June 1, 2023, borrowings under the Floor Plan Credit Agreement bore interest at an annual rate equal to (A) the greater of (i) zero and (ii) one month LIBOR, determined on the last day of the prior month, plus (B) 1.10% and were payable monthly. On May 31, 2023, we entered into the First Amendment to the Floor Plan Credit Agreement that changed the benchmark interest rate to Term SOFR, as defined in the amendment. Effective June 1, 2023, borrowings under the Floor Plan Credit Agreement bear interest per annum, payable monthly, at (A) the greater of (i) zero and (ii) Term SOFR, plus (B) 1.20%. Borrowings under the Floor Plan Credit Agreement for the purchase of used inventory are limited to $150.0 million and loans for working capital purposes are limited to $200.0 million. The Floor Plan Credit Agreement expires September 14, 2026, although BMO Harris has the right to terminate at any time upon 360 days written notice and we may terminate at any time, subject to specified limited exceptions. On December 31, 2023, we had approximately $984.4 million outstanding under the Floor Plan Credit Agreement. The average daily outstanding borrowings under the Floor Plan Credit Agreement were $870.1 million during the twelve months ended December 31, 2023. We utilize our excess cash on hand to pay down our outstanding borrowings under the Floor Plan Credit Agreement, and the resulting interest earned is recognized as an offset to our gross interest expense under the Floor Plan Credit Agreement.

On May 31, 2022, RTC Canada entered into the RTC Canada Revolving Credit Agreement with BMO. Pursuant to the terms of the RTC Canada Revolving Credit Agreement, BMO agreed to make up to $120.0 million CAD of revolving credit loans to finance certain of RTC Canada's capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through RTC Canada's Idealease franchise, with an additional $20.0 million available upon the request of RTC Canada and consent of BMO. Advances under the RTC Canada Revolving Credit Agreement bear interest per annum, payable on the first business day of each calendar month, at CDOR, plus 1.35%. The RTC Canada Revolving Credit Agreement expires September 14, 2026. On December 31, 2023, we had approximately $64.7 million CAD outstanding under the RTC Canada Revolving Credit Agreement.

On July 15, 2022, RTC Canada entered into the RTC Canada Floor Plan Agreement with BMO. Pursuant to the terms of the Agreement, BMO agreed to make up to $116.7 million CAD of revolving credit loans to finance RTC Canada's purchase of new and used vehicle inventory. Loans to purchase used vehicle inventory are limited to twenty percent (20%) of the credit limit available at such time. RTC Canada may borrow, repay and reborrow loans from time to time until the maturity date, provided, however, that the outstanding principal amount on any date shall not exceed the credit limits set forth above with respect to new and used vehicles. Prior to June 1, 2023, advances under the RTC Canada Floor Plan Agreement bore interest per annum, payable on the first business day of each calendar month, at CDOR, plus 0.90% and in the case of an advance required to be made in USD dollars, at LIBOR, plus 1.10%. On June 1, 2023, RTC Canada entered into the First Amendment to the RTC Canada Floor Plan Agreement that changed the interest rate in the case of an advance required to be made in USD dollars to Term SOFR, as defined in the amendment. Effective June 1, 2023, advances required to be made in USD dollars under the RTC Canada Floor Plan Agreement bear interest per annum, payable monthly, at Term SOFR, plus 1.20%. The RTC Canada Floor Plan Agreement expires September 14, 2026. On December 31, 2023, we had approximately $55.9 million CAD outstanding under the RTC Canada Floor Plan Agreement. We utilize our excess cash on hand to pay down our outstanding borrowings under the Floor Plan Credit Agreement, and the resulting interest earned is recognized as an offset to our gross interest expense under the Floor Plan Credit Agreement.

Navistar Financial Corporation and Peterbilt offer trade terms that provide an interest-free inventory stocking period for certain new commercial vehicles. This interest-free period is generally 15 to 60 days. If the commercial vehicle is not sold within the interest-free period, we then finance the commercial vehicle under the Floor Plan Credit Agreement.

Cyclicality

Our business is dependent on a number of factors including general economic conditions, fuel prices, interest rate fluctuations, freight rates, credit availability, environmental and other government regulations and customer business cycles. Unit sales of new commercial vehicles have historically been subject to substantial cyclical variation based on these general economic conditions. According to data published by A.C.T. Research, total U.S. retail sales of new Class 8 commercial vehicles have ranged from a low of approximately 187,600 in 2013, to a high of approximately 281,440 in 2019. Through geographic expansion, concentration on higher margin Aftermarket Products and Services and diversification of our customer base, we have attempted to reduce the negative impact of adverse general economic conditions or cyclical trends affecting the Class 8 commercial vehicle industry on our earnings.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, and other relevant market rate or price risks.

We are exposed to market risk through interest rates related to our floor plan financing agreements, the WF Credit Agreement, the PLC Agreement, the RTC Canada Revolving Credit Agreement and discount rates related to finance sales. Our floor plan debt is based on SOFR and CDOR, the WF Credit Agreement is based on SOFR, the RTC Canada Revolving Credit Agreement is based on CDOR and the PLC Agreement is based on the prime rate. As of December 31, 2023, we had outstanding floor plan borrowings and lease and rental fleet borrowings in the aggregate amount of $1,553.7 million. Assuming an increase or decrease in SOFR, CDOR or the prime rate of 100 basis points, annual interest expense could correspondingly increase or decrease by approximately $15.5 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Rush Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rush Enterprises, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Used Commercial Vehicle Inventory Reserves
Description of the Matter	At December 31, 2023, the Company's used commercial vehicle inventory balance is approximately $45 million, which is net of management's estimate of used commercial vehicle inventory reserves in the amount of approximately $5 million. As described in Note 6 to the consolidated financial statements, management adjusts the value of its inventory to net realizable value to the extent it determines inventory cost cannot be recovered. Management estimates future demand and sales prices to calculate the used commercial vehicle inventory reserves and to make corresponding adjustments to the carrying value of these inventories to reflect the lower of cost or net realizable value.
	Auditing management's estimate of the used commercial vehicle inventory reserves involved auditor subjective judgment because the estimate is sensitive to changes in management's assumptions for forecasted product demand and future sales prices.
How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of controls over the Company's processes to estimate the used commercial vehicle inventory reserve, which included management's review of the underlying significant assumptions.
	Our substantive audit procedures included, among others, evaluating the significant assumptions described above, and we tested the completeness and accuracy of underlying data used in the estimation calculations. We also compared the cost of on-hand used commercial vehicle inventories to customer demand forecasts and historical sales. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the used commercial vehicle inventory reserves that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2002.

San Antonio, Texas

February 23, 2024

RUSH ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Shares and Per Share Amounts)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash, cash equivalents and restricted cash	$ 183,725	$ 201,044
Accounts receivable, net	259,353	220,651
Inventories, net	1,801,447	1,429,429
Prepaid expenses and other	15,779	16,619
Total current assets	2,260,304	1,867,743
Property and equipment, net	1,488,086	1,368,594
Operating lease right-of-use assets, net	120,162	102,685
Goodwill, net	420,708	416,363
Other assets, net	74,981	65,681
Total assets	$ 4,364,241	$ 3,821,066
Liabilities and shareholders' equity		
Current liabilities:		
Floor plan notes payable	$ 1,139,744	$ 933,203
Current maturities of finance lease obligations	36,119	29,209
Current maturities of operating lease obligations	17,438	15,003
Trade accounts payable	162,134	171,717
Customer deposits	145,326	116,240
Accrued expenses	172,549	163,302
Total current liabilities	1,673,310	1,428,674
Long-term debt	414,002	275,433
Finance lease obligations, net of current maturities	97,617	93,483
Operating lease obligations, net of current maturities	104,514	89,029
Other long-term liabilities	24,811	19,455
Deferred income taxes, net	159,571	151,970
Shareholders' equity:		
Preferred stock, par value $.01 per share; 1,000,000 shares authorized; 0 shares outstanding in 2023 and 2022	–	–
Common stock, par value $.01 per share; 105,000,000 Class A shares and 35,000,000 Class B shares authorized; 61,461,281 Class A shares and 16,364,158 Class B shares outstanding in 2023; and 63,518,042 Class A shares and 18,124,627 Class B shares outstanding in 2022	806	572
Additional paid-in capital	542,046	500,642
Treasury stock, at cost: 1,092,142 Class A shares and 1,731,157 Class B shares in 2023; and 1,626,777 Class A shares and 1,112,446 Class B shares in 2022	(119,835)	(130,930)
Retained earnings	1,450,025	1,378,337
Accumulated other comprehensive (loss)	(2,163)	(4,130)
Total Rush Enterprises, Inc. shareholders' equity	1,870,879	1,744,491
Noncontrolling interest	19,537	18,531
Total shareholders' equity	1,890,416	1,763,022
Total liabilities and shareholders' equity	$ 4,364,241	$ 3,821,066

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

		Year Ended December 31,				
		2023		2022		2021
Revenues						
New and used commercial vehicle sales	$	$4,957,969	$	4,351,370	$	3,039,953
Aftermarket products and services sales		2,562,141		2,372,439		1,793,363
Lease and rental sales		353,780		322,257		247,234
Finance and insurance		24,271		29,741		27,964
Other		26,863		25,863		17,628
Total revenue		7,925,024		7,101,670		5,126,142
Cost of products sold						
New and used commercial vehicle sales		4,474,616		3,937,091		2,736,502
Aftermarket products and services sales		1,609,383		1,455,616		1,109,249
Lease and rental sales		247,935		221,804		188,093
Total cost of products sold		6,331,934		5,614,511		4,033,844
Gross profit		1,593,090		1,487,159		1,092,298
Selling, general and administrative		1,021,722		927,836		731,340
Depreciation and amortization		59,830		55,665		53,354
Gain on sale of assets		843		2,455		1,432
Operating income		512,381		506,113		309,036
Other income		2,597		22,338		6,417
Interest income (expense):						
Interest income		777		639		657
Interest expense		(53,694)		(19,763)		(2,427)
Total interest expense, net		(52,917)		(19,124)		(1,770)
Income before taxes		462,061		509,327		313,683
Income tax provision		114,000		117,242		72,268
Net income		348,061		392,085		241,415
Less: Net income attributable to noncontrolling interest		1,006		703		–
Net income attributable to Rush Enterprises, Inc.	$	$347,055	$	391,382	$	241,415
Net income attributable to Rush Enterprises, Inc. per share of common stock:						
Basic	$	4.28	$	4.71	$	2.88
Diluted	$	4.15	$	4.57	$	2.78
Dividends declared per common share	$	0.62	$	0.49	$	0.27

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	2023	2022	2021
Net income	$ 348,061	$ 392,085	$ 241,415
Other comprehensive income (loss), net of tax:			
Foreign currency translation	1,967	(4,316)	(82)
Reclassification of currency translation related to equity method accounting	–	(601)	–
Other comprehensive income (loss) attributable to Rush Enterprises, Inc.	1,967	(4,917)	(82)
Comprehensive income	$ 350,028	$ 387,168	$ 241,333
Less: Comprehensive income attributable to noncontrolling interest	1,006	703	–
Comprehensive income attributable to Rush Enterprises, Inc.	$ 349,022	$ 386,465	$ 241,333

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

| | Common Stock Shares Outstanding | | $0.01 Par Value | Additional Paid-In Capital | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Rush Enterprises, Inc. Shareholders' Equity | Noncontrolling Interest | Total Shareholders' Equity |
	Class A	Class B								
Balance, December 31, 2020	**63,756**	**18,705**	**$ 551**	**$437,646**	**$(2,879)**	**$831,850**	**$869**	**$1,268,037**	**–**	**$1,268,037**
Stock options exercised and stock awards	1,176	–	8	14,157	–	–	–	14,165	–	14,165
Stock-based compensation related to stock options, restricted shares and employee stock purchase plan	–	–	–	22,246	–	–	–	22,246	–	22,246
Vesting of restricted share awards	–	520	3	(7,447)	–	–	–	(7,444)	–	(7,444)
Issuance of common stock under employee stock purchase plan	224	–	1	4,148	–	–	–	4,149	–	4,149
Common stock repurchases	(494)	(627)	–	–	(34,054)	–	–	(34,054)	–	(34,054)
Cash dividends declared on Class A common stock						(31,816)		(31,816)		(31,816)
Cash dividends declared on Class B common stock	–	–	–	–	–	(9,867)	–	(9,867)	–	(9,867)
Other comprehensive income	–	–	–	–	–	–	(82)	(82)	–	(82)
Net income						241,415	–	241,415	–	241,415
Balance, December 31, 2021	**64,662**	**18,598**	**$563**	**$470,750**	**$(36,933)**	**$ 1,031,582**	**$787**	**$1,466,749**	**–**	**$1,466,749**
Stock options exercised and stock awards	585	–	4	8,029	–	–	–	8,033	–	8,033
Stock-based compensation related to stock options, restricted shares and employee stock purchase plan	–	–	–	25,315	–	–	–	25,315	–	25,315
Vesting of restricted share awards	–	457	3	(8,669)	–	–	–	(8,666)	–	(8,666)
Issuance of common stock under employee stock purchase plan	201	–	2	5,217	–	–	–	5,219	–	5,219
Common stock repurchases	(1,930)	(930)	–	–	(93,997)	–	–	(93,997)	–	(93,997)
Cash dividends declared on Class A common stock	–	–	–	–	–	(34,207)	–	(34,207)	–	(34,207)
Cash dividends declared on Class B common stock	–	–	–	–	–	(10,420)	–	(10,420)	–	(10,420)
Reclassification of foreign currency translation related to equity method	–	–	–	–	–	–	(601)	(601)	–	(601)
Foreign currency translation adjustment	–	–	–	–	–	–	(4,316)	(4,316)	–	(4,316)
Noncontrolling interest equity	–	–	–	–	–	–	–	–	17,828	17,828
Net income	–	–	–	–	–	391,382	–	391,382	703	392,085
Balance, December 31, 2022	**63,518**	**18,125**	**$572**	**$500,642**	**$(130,930)**	**$1,378,337**	**$(4,130)**	**$1,744,491**	**$18,531**	**$1,763,022**
Stock options exercised and stock awards	822	–	6	12,120	–	–	–	12,126	–	12,126
Stock-based compensation related to stock options, restricted shares and employee stock purchase plan	–	–	–	30,354	–	–	–	30,354	–	30,354
Vesting of restricted share awards	–	421	3	(7,018)	–	–	–	(7,015)	–	(7,015)
Issuance of common stock under employee stock purchase plan	209	–	1	5,951	–	–	–	5,952	–	5,952
Common stock repurchases	(3,088)	(2,182)	–	–	(213,425)	–	–	(213,425)	–	(213,425)
Retirement of treasury shares and par value adjustment	–	–	224	(3)	224,520	(224,744)		(3)		(3)
Cash dividends declared on Class A common stock	–	–	–	–	–	(38,727)	–	(38,727)	–	(38,727)
Cash dividends declared on Class B common stock	–	–	–	–	–	(11,896)	–	(11,896)	–	(11,896)
Foreign currency translation adjustment	–	–	–	–	–	–	1,967	1,967	–	1,967
Net income	–	–	–	–	–	347,055	–	347,055	1,006	348,061
Balance, December 31, 2023	**61,461**	**16,364**	**$806**	**$542,046**	**$(119,835)**	**$1,450,025**	**$(2,163)**	**$1,870,879**	**$19,537**	**$1,890,416**

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 348,061	$ 392,085	$ 241,415
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	221,141	199,149	169,497
Gain on sale of property and equipment, net	(843)	(2,467)	(1,432)
Gain on joint venture transaction	–	(12,500)	–
Gain on business acquisition	–	(6,958)	–
Stock-based compensation expense related to employee stock options and employee stock purchases	30,354	25,315	22,246
Provision for deferred income tax expense	7,601	4,261	14,034
Change in accounts receivable, net	(38,307)	(74,607)	32,312
Change in inventories	(297,678)	(324,508)	(33,572)
Change in prepaid expenses and other, net	862	1,340	(252)
Change in trade accounts payable	(10,629)	31,438	12,053
Change in customer deposits	28,803	34,121	2,993
Change in accrued expenses	7,198	32,789	(31,337)
Other, net	(850)	(5,058)	(5,611)
Net cash provided by operating activities	295,713	294,400	422,346
Cash flows from investing activities:			
Acquisition of property and equipment	(368,881)	(243,060)	(167,177)
Proceeds from the sale of property and equipment	2,212	7,124	3,447
Business disposition	–	27,500	–
Business acquisitions, net of cash	(16,050)	(20,762)	(269,332)
Other	(4,311)	(11,732)	157
Net cash used in investing activities	(387,030)	(240,930)	(432,905)
Cash flows from financing activities:			
Draws on floor plan notes payable – non-trade, net	205,487	273,906	118,945
Proceeds from long-term debt	1,429,083	958,328	260,336
Principal payments on long-term debt	(1,291,615)	(1,084,465)	(455,064)
Principal payments on finance lease obligations	(17,693)	(14,780)	(13,774)
Proceeds from issuance of shares relating to employee stock options and employee stock purchases	18,077	13,255	18,313
Taxes paid related to net share settlement of equity awards	(7,017)	(8,669)	(7,443)
Payments of cash dividends	(50,582)	(44,556)	(41,060)
Common stock repurchased	(211,778)	(93,709)	(33,596)
Net cash provided by (used in) financing activities	73,962	(690)	(153,343)
Net (decrease) increase in cash, cash equivalents and restricted cash	(17,355)	52,780	(163,902)
Effect of exchange rate on cash	36	118	–
Cash, cash equivalents and restricted cash, beginning of year	201,044	148,146	312,048
Cash, cash equivalents and restricted cash, end of year	$ $183,725	$ 201,044	$ 148,146
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 56,427	$ 21,694	$ 22,224
Income taxes paid, net	$ 106,872	$ 102,038	$ 101,987
Noncash investing and financing activities:			
Assets acquired under finance leases	$ 43,330	$ 33,654	$ 29,044

The accompanying notes are an integral part of these consolidated financial statements.

1.   ORGANIZATION AND OPERATIONS:

Rush Enterprises, Inc. (the "Company") was incorporated in 1965 under the laws of the State of Texas. The Company operates a network of commercial vehicle dealerships that primarily sell commercial vehicles manufactured by Peterbilt, International, Hino, Ford, Isuzu, IC Bus, Blue Bird or Dennis Eagle. Through its strategically located network of Rush Truck Centers, the Company provides one-stop service for the needs of its commercial vehicle customers, including retail sales of new and used commercial vehicles, aftermarket parts sales, service and repair facilities, financing, leasing and rental, and insurance products.

Restricted Cash

Restricted cash consists of deposits for the statutory restriction on cash related to the Company's captive insurance company of $2.8 million as of December 31, 2023.

Stock Split

On July 25, 2023, the Board of Directors of the Company declared a 3-for-2 stock split of the Company's Class A common stock and Class B common stock, which was effected in the form of a stock dividend. On August 28, 2023, the Company distributed one additional share of stock for every two shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, held by shareholders of record as of August 7, 2023. All share and per share data in this Form 10-K have been adjusted and restated to reflect the stock split as if it occurred on the first day of the earliest period presented.

Authorized Shares

On May 16, 2023, the Company's shareholders approved the Certificate of Amendment to the Restated Articles of Incorporation of the Company to increase the number of authorized shares of Class A Common Stock from 60,000,000 to 105,000,000 and Class B Common Stock from 20,000,000 to 35,000,000.

Treasury Stock Retirement

During the third quarter of 2023, the Company retired 3,052,899 shares of Class A common stock and 1,445,515 shares of Class B common stock. The Company recorded the retirement directly against retained earnings based on the Company's policy election. The Company accounts for treasury stock using the cost method. There was no effect on the Company's overall equity position due to the retirement of the treasury shares.

Foreign Currency Transactions

The functional currency of the Company's foreign subsidiary, Rush Truck Centres of Canada Limited ("RTC Canada"), is the local currency, the Canadian dollar. Results of operations for RTC Canada are translated to USD using the average exchange rate on a monthly basis during each quarter. The assets and liabilities of RTC Canada are translated into USD using the exchange rate in effect on the balance sheet date. The related translation adjustments are recorded as a separate component of the Company's Consolidated Statements of Shareholders' Equity in accumulated other comprehensive income (loss).

2.   SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements presented herein include the accounts of Rush Enterprises, Inc. together with its consolidated subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. Management analyzes the Company's estimates based on historical experience and other assumptions that are believed to be reasonable under the circumstances, however, actual results could differ materially from such estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents generally consist of cash and other money market instruments. The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents. Restricted cash consists of deposits for the statutory restriction on cash related to the Company's captive insurance company.

Allowance for Credit Losses and Repossession Losses

The Company maintains an allowance for credit losses based on the probability of default, its historical rate of losses, aging and current economic conditions. Accounts receivables consist primarily of commercial vehicle sales receivables, manufacturers' receivables, leasing and parts and service receivables and other trade receivables. The Company writes off account balances when it has exhausted reasonable collection efforts and determined that the likelihood of collection is remote. These write-offs are charged against the allowance for credit losses.

The Company provides an allowance for repossession losses after considering historical loss experience and other factors that might affect the ability of customers to meet their obligations on finance contracts sold by the Company when the Company has a potential liability.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by specific identification of new and used commercial vehicle inventory and by the first-in, first-out method for tires, parts and accessories. As the market value of the Company's inventory typically declines over time, reserves are established based on historical loss experience and market trends. These reserves are charged to cost of sales and reduce the carrying value of the Company's inventory on hand. An allowance is provided when it is anticipated that cost will exceed net realizable value.

Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the useful life of the improvement, or the term of the lease, whichever is shorter. Provision for depreciation of property and equipment is calculated primarily on a straight-line basis. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest, when incurred, is added to the cost of the underlying assets and is amortized over the estimated useful life of such assets. In 2023, the Company capitalized $0.7 million in interest. The cost, accumulated depreciation and amortization and estimated useful lives of the Company's property and equipment are summarized as follows (in thousands):

		2023		2022	Estimated Life (Years)
Land	$	172,396	$	162,641	–
Buildings and improvements		591,992		570,595	10 – 39
Leasehold improvements		43,088		42,236	2 – 39
Machinery and shop equipment		105,544		96,584	5 – 20
Furniture, fixtures and computers		111,242		98,609	3 – 15
Transportation equipment		135,425		116,327	3 – 15
Lease and rental vehicles		1,155,767		1,067,006	1 – 8
Construction in progress		31,037		14,585	
Accumulated depreciation and amortization		(858,405)		(799,989)	
Total	$	1,488,086	$	1,368,594	

The Company recorded depreciation expense of $194.1 million and amortization expense of $27.0 million for the year ended December 31, 2023, depreciation expense of $177.1 million and amortization expense of $22.1 million for the year ended December 31, 2022, and depreciation expense of $148.3 million and amortization expense of $21.2 million for the year ended December 31, 2021.

As of December 31, 2023, the Company had $125.7 million in lease and rental vehicles under various finance leases included in property and equipment, net of accumulated amortization of $58.9 million. The Company recorded depreciation and amortization expense of $161.3 million related to lease and rental vehicles in lease and rental cost of products sold for the year ended December 31, 2023, $143.5 million for the year ended December 31, 2022 and $116.1 million for the year ended December 31, 2021.

Purchase Price Allocation, Intangible Assets and Goodwill

The Company uses the acquisition method of accounting for the recognition of assets acquired and liabilities assumed through acquisitions at their estimated fair values as of the date of acquisition. The purchase price allocation for business combinations and asset acquisitions requires the use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As a result, during the measurement period, which is not to exceed one year from the date of acquisition, any changes in the estimated fair values of the net assets recorded for the acquisitions will result in an adjustment to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Consolidated Statements of Income.

The Company determines whether substantially all the fair value of the gross assets acquired are concentrated in a single identifiable asset or a group of similar identifiable assets. If so, the single asset or group of assets, as applicable, is not a business. If not, the Company determines whether the single asset or group of assets, as applicable, meets the definition of a business.

In connection with the Company's business combinations, it records certain intangible assets, including franchise rights. The Company periodically reviews the estimated useful lives and fair values of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a diminished fair value or revised useful life. See Note 15 – Acquisitions in the Notes to the Financial Statements for further discussion.

Goodwill represents the excess, at the date of acquisition, of the purchase price of an acquired business over the fair value of the net tangible and intangible assets acquired. In addition to goodwill, the Company recognizes separately identifiable intangible assets for rights under franchise agreements with manufacturers.

The fair value of the intangible franchise right is determined at the acquisition date by discounting the projected cash flows specific to each acquisition. The carrying value of the Company's manufacturer franchise rights was $12.3 million as of December 31, 2023 and December 31, 2022, and is included in Other Assets on the accompanying Consolidated Balance Sheet. The Company has determined that manufacturer franchise rights have an indefinite life, as there are no economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Furthermore, to the extent that any agreements evidencing manufacturer franchise rights have expiration dates, the Company expects that it will be able to renew those agreements in the ordinary course of business. Accordingly, the Company does not amortize manufacturer franchise rights.

Due to the fact that manufacturer franchise rights are specific to a geographic region, the Company has determined that evaluating and including all locations acquired in the geographic region is the appropriate level for purposes of testing franchise rights for impairment. The Company is subject to financial statement risk to the extent that manufacturer franchise rights become impaired due to decreases in the fair market value of its individual franchises.

The Company assesses goodwill and intangible franchise rights for impairment annually in the fourth quarter, or whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the carrying values of the assets are written down to fair value using Level 3 inputs. See Fair Value Measurements below for further discussion of Level 3 fair value inputs.

For the annual goodwill and intangible franchise rights impairment assessment conducted in the fourth quarter of 2023, the Company elected to perform a qualitative assessment and determined that it was not more-likely-than-not that the fair values of the Company's reporting units were less than their carrying values.

No impairments of goodwill or intangible franchise rights were recorded during the years ended December 31, 2023, 2022 and 2021.

The following table sets forth the change in the carrying amount of goodwill for the Company for the year ended December 31, 2023 (in thousands):

Balance December 31, 2022	$	416,363
Acquisitions during 2023		3,250
Currency translation		1,095
Balance December 31, 2023	$	420,708

Equity Method Investments

On February 25, 2019, the Company acquired 50% of the equity interest in RTC Canada, which acquired the operating assets of Tallman Group, the largest International Truck dealer in Canada. Prior to acquiring an additional 30% equity interest on May 2, 2022, for approximately $20.0 million, the Company accounted for the equity interest in RTC Canada using the equity method of accounting. Subsequent to the Company's acquisition of the additional 30% equity interest on May 2, 2022, operations of RTC Canada are included in the accompanying consolidated financial statements. Income (loss) related to the 20% equity owner of RTC Canada is reflected in the accompanying consolidated financial statements as a noncontrolling interest. See Note 15 – Acquisitions in the Notes to the Financial Statements for further discussion.

On January 3, 2022, a subsidiary of Cummins, Inc. acquired a 50% equity interest in Natural Gas Fuel Systems, LLC ("NGFS") from the Company for $27.5 million. NGFS previously conducted business as Momentum Fuel Technologies. The $12.5 million gain realized on the transaction is included in Other income on the Consolidated Statements of Income for the year ended December 31, 2022. The Company is accounting for the business as a joint venture and recognizes the investment using the equity method. The Company's equity income in NGFS is included in the line item Other income on the Consolidated Statements of Income.

Income Taxes

Management's judgment is required to determine the provisions for income taxes and to determine whether deferred tax assets will be realized in full or in part. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When it is more likely than not that all or some portion of specific deferred income tax assets will not be realized, a valuation allowance must be established for the amount of deferred income tax assets that are determined not to be realizable. Accordingly, the facts and financial circumstances impacting deferred income tax assets are reviewed quarterly and management's judgment is applied to determine the amount of valuation allowance required, if any, in any given period.

In determining its provision for income taxes, the Company uses an annual effective income tax rate based on annual income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects its assessment of the ultimate outcome of tax audits. The Company adjusts its annual effective income tax rate as additional information on outcomes or events becomes available. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

The Company's income tax returns are periodically audited by tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions. In evaluating the exposures associated with its various tax filing positions, the Company adjusts its liability for unrecognized tax benefits and income tax provision in the period in which an uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

The Company's liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with its various filing positions. The Company's effective income tax rate is also affected by changes in tax law, the level of earnings and the results of tax audits. Although the Company believes that the judgments and estimates are reasonable, actual results could differ, and the Company may be exposed to losses or gains that could be material. An unfavorable tax settlement would generally require use of the Company's cash and result in an increase in its effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in the Company's effective income tax rate in the period of resolution. The Company's income tax expense includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.

Revenue Recognition Policies

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASU 2014-09, "*Revenue from Contracts with Customers ("Topic 606")*, the Company performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations. The Company then assesses whether each promised good or service is distinct and recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. For a complete discussion of accounting for revenue, see Note 17 – Revenue of the Notes to Consolidated Financial Statements.

Rental and Lease Sales

The Company leases commercial vehicles that the Company owns to customers. Lease and rental revenue is recognized over the period of the related lease or rental agreement. Variable rental revenue is recognized when it is earned.

Cost of Sales

For the Company's new and used commercial vehicle operations, cost of sales consists primarily of the Company's actual purchase price, plus make-ready expenses, less any applicable manufacturers' incentives. For the Company's parts operations, cost of sales consists primarily of the Company's actual purchase price, less any applicable manufacturers' incentives. For the Company's service and collision center operations, technician labor cost is the primary component of cost of sales. For the Company's rental and leasing operations, cost of sales consists primarily of depreciation and amortization, rent, maintenance costs, license costs and interest expense considered direct and incremental on the lease and rental fleet owned and leased by the Company. There are no costs of sales associated with the Company's finance and insurance revenue or other revenue.

Leases

The Company leases commercial vehicles and real estate under finance and operating leases. The Company determines whether an arrangement is a lease at its inception. For leases with terms greater than twelve months, the Company records a lease asset and liability at the present value of lease payments over the term. Many of the Company's leases include renewal options and termination options that are factored into its determination of lease payments when appropriate.

When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of its leases do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Taxes Assessed by a Governmental Authority

The Company accounts for sales taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction on a net (excluded from revenues) basis.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of incentive-based compensation for sales, finance and general management personnel, salaries for administrative personnel and expenses for rent, marketing, insurance, utilities and other general operating purposes.

Stock Based Compensation

The Company applies the provisions of ASC topic 718-10, *"Compensation – Stock Compensation,"* which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including grants of employee stock options, restricted stock units, restricted stock awards and employee stock purchases under the Employee Stock Purchase Plan, based on estimated fair values.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods.

Compensation expense for all share-based payment awards is recognized using the straight-line single-option method. Stock-based compensation expense is recognized based on awards expected to vest. Accordingly, stock-based compensation expense has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company determines the fair value of share-based payment awards on the date of grant using an option-pricing model that is affected by the Company's stock price, as well as assumptions regarding a number of subjective variables. These variables include the Company's expected stock price volatility over the term of the awards and actual and projected stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company's stock options have characteristics that are significantly different from traded options and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of fair value and it may not be indicative of the fair value observed in a market transaction between a willing buyer and a willing seller.

The following table reflects the weighted-average fair value of stock options granted during each period using the Black-Scholes option valuation model with the following weighted-average assumptions used:

	2023	2022	2021
Weighted-average stock volatility	34.60%	34.97%	36.03%
Expected dividend yield	1.54%	1.44%	1.65%
Risk-free interest rate	3.58%	2.13%	1.07%
Expected life (years)	6.0	6.0	6.0
Weighted-average fair value of stock options granted	$ 11.82	$ 11.21	$ 9.85

The Company computes its historical stock price volatility in accordance with ASC Topic 718-10.   The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of stock options represents the weighted-average period the stock options are expected to remain outstanding.

Advertising Costs

Advertising costs are expensed as incurred. Advertising and marketing expense was $10.0 million for 2023, $8.7 million for 2022 and $7.5 million for 2021. Advertising and marketing expense is included in selling, general and administrative expense.

Accounting for Internal Use Software

The Company's accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with ASC topic 350-40 *(Internal Use Software)*, which provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal-use software. The Company has capitalized software costs, including capitalized interest, of approximately $3.0 million as of December 31, 2023, net of accumulated amortization of $16.0 million, and had $4.2 million as of December 31, 2022, net of accumulated amortization of $14.9 million.

Insurance

The Company utilizes a captive insurance company to manage its auto and general commercial liability insurance, which the Company supplements with excess insurance coverage at a level management believes is sufficient. The Company is partially self-insured for a portion of the claims related to its worker's compensation, medical insurance and vehicle inventory. The Company uses actuarial information provided from third-party administrators to calculate an accrual for claims incurred, but not reported, and for the remaining portion of claims that have been reported. The Company is fully self-insured for claims related to its real and personal property (except for its vehicle inventor, as noted above).

Fair Value Measurements

The Company has various financial instruments that it must measure at fair value on a recurring basis. See Note 9 – Financial Instruments and Fair Value of the Notes to Consolidated Financial Statements, for further information. The Company also applies the provisions of fair value measurement to various nonrecurring measurements for its financial and nonfinancial assets and liabilities.

Applicable accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company measures its assets and liabilities using inputs from the following three levels of the fair value hierarchy:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the Company's assumptions about what factors market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance related to annual and interim segment disclosures. The updated accounting guidance, among other things, requires disclosure of certain significant segment expenses. The Company will adopt the updated accounting guidance in its Annual Report on Form 10-K for the year ended December 31, 2024. The Company is currently evaluating the impact the adoption of the new accounting guidance will have on its segment disclosures in Note 16.

In December 2023, the FASB issued updated accounting guidance related to income tax disclosures. The updated accounting guidance, among other things, requires additional disclosure primarily related to the income tax rate reconciliation and income taxes paid. The Company will adopt the updated accounting guidance in its Annual Report on Form 10-K for the year ended December 31, 2025. The Company is currently evaluating the impact the adoption of the new accounting guidance will have on its income tax disclosures in Note 13.

3.   SUPPLIER CONCENTRATION:

Major Suppliers and Dealership Agreements

The Company has entered into dealership agreements with various manufacturers of commercial vehicles and buses ("Manufacturers"). These agreements are nonexclusive agreements that allow the Company to stock, sell at retail and service commercial vehicles and sell parts from the Manufacturers in the Company's defined area of responsibility. The agreements allow the Company to use the Manufacturers' names, trade symbols and intellectual property and expire as follows:

Manufacturer	Expiration Dates
Peterbilt	July 2024
International	May 2025 through January 2029
Isuzu	Indefinite
Hino	Indefinite
Ford	Indefinite
Blue Bird	August 2024
IC Bus	May 2025 through December 2027
Dennis Eagle	Indefinite

These agreements, as well as agreements with various other Manufacturers, impose a number of restrictions and obligations on the Company, including restrictions on a change in control of the Company and the maintenance of certain required levels of working capital. Violation of these restrictions could result in the loss of the Company's right to purchase the Manufacturers' products and use the Manufacturers' trademarks.

The Company purchases its new Peterbilt vehicles from Peterbilt and most of the parts sold at its Peterbilt dealerships from PACCAR, Inc, the parent company of Peterbilt, at prevailing prices charged to all franchised dealers. Sales of new Peterbilt commercial vehicles accounted for approximately 50.7% of the Company's new vehicle sales revenue for the year ended December 31, 2023, 59.6% of the Company's new vehicle sales revenue for the year ended December 31, 2022, and 62.5% of the Company's new vehicle sales revenue for the year ended December 31, 2021.

Primary Lenders

The Company purchases its new and used commercial vehicle inventories with the assistance of floor plan financing programs as described in Note 7 to these Notes to Consolidated Financial Statements. The Company finances the majority of all new commercial vehicle inventory and the loan value of its used commercial vehicle inventory under the Floor Plan Credit Agreement with BMO Harris. The Floor Plan Credit Agreement includes an aggregate loan commitment of $1.0 billion. The Company's floor plan financing agreements provide that the occurrence of certain events will be considered events of default. In the event that the Company's floor plan financing becomes insufficient, or its relationship with any of its current primary lenders terminates, the Company would need to obtain similar financing from other sources. Management believes it can obtain additional floor plan financing or alternative financing if necessary.

From time to time, the Company uses the WF Credit Agreement to finance its Idealease lease and rental fleet vehicles and for other working capital needs. Pursuant to the terms of the WF Credit Agreement, the WF Lenders have agreed to make up to $175.0 million of revolving credit loans for certain of the Company's capital expenditures, including commercial vehicle purchases for the Company's Idealease lease and rental fleet, and general working capital needs. The Company expects to use the revolving credit loans available under the WF Credit Agreement primarily for the purpose of purchasing commercial vehicles for the Company's Idealease lease, rental fleet and other working capital needs.

The Company uses the PLC Agreement to finance its PacLease lease and rental fleet vehicles. Pursuant to the terms of the PLC Agreement, PLC agreed to make up to $300.0 million of revolving credit loans to finance commercial vehicle purchases and other equipment to be leased or rented through the Company's PacLease franchises.

RTC Canada uses the RTC Canada Revolving Credit Agreement to finance its Idealease lease and rental fleet vehicles. Pursuant to the terms of the RTC Canada Revolving Credit Agreement, BMO agreed to make up to $120.0 million CAD of revolving credit loans to finance certain of RTC Canada's capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through RTC Canada's Idealease franchise, with an additional $20.0 million available upon the request of RTC Canada and consent of BMO.

RTC Canada uses the RTC Canada Floor Plan Agreement to finance its new and used vehicle inventory. Pursuant to the terms of the RTC Canada Floor Plan Agreement, BMO agreed to make up to $116.7 million CAD of revolving credit loans to finance RTC Canada's purchase of new and used vehicle inventory.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, restricted cash, and accounts receivable. The Company places its cash, cash equivalents and restricted cash with what it considers to be quality financial institutions based on periodic assessments of such institutions. The Company's cash, cash equivalents and restricted cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit.

The Company controls credit risk through credit approvals and by selling a majority of its trade receivables, other than vehicle accounts receivable, without recourse. Concentrations of credit risk with respect to trade receivables are reduced because a large number of geographically diverse customers make up the Company's customer base; however, substantially all of the Company's business is concentrated in the United States commercial vehicle markets and related aftermarkets.

The Company generally sells finance contracts it enters into with customers to finance the purchase of commercial vehicles to third parties. These finance contracts are sold by the Company both with and without recourse. A majority of the Company's finance contracts are sold without recourse. The Company provides an allowance for doubtful receivables and a reserve for repossession losses related to finance contracts sold with recourse. Historically, the Company's allowances and reserves have covered losses inherent in these receivables.

4.   ACCOUNTS RECEIVABLE:

The Company's accounts receivable, net, consisted of the following (in thousands):

		December 31,		
		2023		2022
Trade accounts receivable from sale of vehicles	$	119,575	$	83,159
Trade receivables other than vehicles		98,555		96,978
Warranty claims		21,395		13,060
Other accounts receivable		23,633		29,776
Less allowance for credit losses		(3,805)		(2,322)
Total	$	259,353	$	220,651

Accounts receivable as of January 1, 2022 was $140.2 million.

5.   INVENTORIES:

The Company's inventories, net, consisted of the following (in thousands):

		December 31,		
		2023		2022
New commercial vehicles	$	1,388,687	$	955,485
Used commercial vehicles		47,036		86,306
Parts and accessories		353,992		369,562
Other		33,100		34,564
Less allowance		(21,368)		(16,488)
Total	$	1,801,447	$	1,429,429

6.   VALUATION ACCOUNTS:

Valuation and allowance accounts include the following (in thousands):

		Balance Beginning of Year		Net Charged to Costs and Expenses		Net Write-Offs		Balance End of Year
2023								
Reserve for parts inventory	$	9,423	$	6,274	$	(6,532)	$	9,165
Reserve for commercial vehicle inventory		7,065		11,191		(6,053)		12,203
2022								
Reserve for parts inventory	$	7,460	$	7,378	$	(5,415)	$	9,423
Reserve for commercial vehicle inventory		919		13,653		(7,507)		7,065
2021								
Reserve for parts inventory	$	9,315	$	3,520	$	(5,375)	$	7,460
Reserve for commercial vehicle inventory		6,075		(536)		(4,620)		919

Inventory

The Company provides a reserve for obsolete and slow moving parts. The reserve is reviewed and, if necessary, adjustments are made on a quarterly basis. The Company relies on historical information to support its reserve. Once the inventory is written down, the Company does not reverse any reserve balance until the inventory is sold.

The valuation for new and used commercial vehicle inventory is based on specific identification. A detail of new and used commercial vehicle inventory is reviewed and, if necessary, adjustments to the value of specific vehicles are made on a quarterly basis.

Accounts Receivable and Allowance for Credit Losses

The Company establishes an allowance for credit losses to present the net amount of accounts receivable expected to be collected. Under Accounting Standards Topic 326, *Financial Instruments – Credit Losses*, the Company is required to remeasure expected credit losses for financial instruments held on the reporting date based on historical experience, current conditions and reasonable forecasts.

Accounts receivable consists primarily of commercial vehicle sales receivables, manufacturers' receivables and leasing, parts and service sales receivables and other trade receivables. The Company maintains an allowance for credit losses based on the probability of default, its historical rate of losses, aging and current economic conditions. The Company writes off account balances when it has exhausted reasonable collection efforts and determined that the likelihood of collection is remote. These write-offs are charged against the allowance for credit losses.

The following table summarizes the changes in the allowance for credit losses (in thousands):

	Balance December 31, 2022		Provision for the Year Ended December 31, 2023		Write offs Against Allowance, net of Recoveries		Balance December 31, 2023
Commercial vehicle receivables	$	160	$	–	$	(58)	$	102
Manufacturers' receivables		573		2,576		(2,185)		964
Leasing, parts and service receivables		1,589		3,212		(3,141)		1,660
Other receivables		–		1,066		13		1,079
Total	$	2,322	$	6,854	$	(5,371)	$	3,805

7.   FLOOR PLAN NOTES PAYABLE AND LINES OF CREDIT:

Floor Plan Notes Payable

Floor plan notes are financing agreements to facilitate the Company's purchase of new and used commercial vehicle inventory. These notes are collateralized by the inventory purchased, and accounts receivable arising from the sale thereof. The Company's Floor Plan Credit Agreement provides for a loan commitment of up to $1.0 billion. The interest rate under the Company's Floor Plan Credit Agreement is the one month SOFR plus 1.20%. The effective interest rate applicable to the Company's Floor Plan Credit Agreement was approximately 6.54% as of December 31, 2023. The Company utilizes its excess cash on hand to pay down its outstanding borrowings under its Floor Plan Credit Agreement, and the resulting interest earned is recognized as an offset to the Company's gross interest expense under the Floor Plan Credit Agreement.

The Company's RTC Canada Floor Plan Agreement provides for a loan commitment of up to $116.7 million CAD Loans to purchase used vehicle inventory are limited to twenty percent (20%) of the credit limit available at such time. RTC Canada may borrow, repay and reborrow loans from time to time until the maturity date, provided, however, that the outstanding principal amount on any date shall not exceed the credit limits set forth above with respect to new and used vehicles. Advances under the RTC Canada Floor Plan Agreement bear interest per annum, payable on the first business day of each calendar month, at Term SOFR (as defined in the agreement), plus 1.20%.

The Company finances substantially all of the purchase price of its new commercial vehicle inventory and the loan value of its used commercial vehicle inventory under its Floor Plan Credit Agreement and RTC Canada Floor Plan Agreement, under which BMO Harris and BMO pay the manufacturer directly with respect to new commercial vehicles. Amounts borrowed under the Company's Floor Plan Credit Agreement and RTC Canada Floor Plan Agreement are due when the related commercial vehicle inventory (collateral) is sold. The Company's Floor Plan Credit Agreement expires September 14, 2026, although BMO Harris has the right to terminate the Floor Plan Credit Agreement at any time upon 360 days written notice and the Company may terminate at any time, subject to specified limited exceptions. On December 31, 2023, the Company had approximately $984.4 million outstanding under its Floor Plan Credit Agreement. The Company's RTC Canada Floor Plan Agreement expires September 14, 2026. On December 31, 2023, the Company had approximately $55.9 million CAD outstanding under the RTC Canada Floor Plan Agreement.

The Company's weighted average interest rate for floor plan notes payable was 3.3% for the year ended December 31, 2023, and 1.6% for the year ended December 31, 2022, which is net of interest related to prepayments of new and used inventory loans.

Assets pledged as collateral were as follows (in thousands):

		December 31,	
		2023	2022
Inventories, new and used vehicles at cost based on specific identification, net of allowance	$	1,423,521	$ 1,034,727
Vehicle sale-related accounts receivable		119,575	83,158
Total	$	1,543,096	$ 1,117,885
	$		$
Floor plan notes payable related to vehicles		1,139,744	933,203

Lines of Credit

The Company has a line of credit that provides for a maximum borrowing of $20.0 million. There were no advances outstanding under this secured line of credit as of December 31, 2023; however, $17.9 million was pledged to secure various letters of credit related to self-insurance products, leaving $2.1 million available for future borrowings as of December 31, 2023.

8.   LONG-TERM DEBT:

Long-term debt was comprised of the following variable interest rate term notes (in thousands):

		December 31,	
		2023	2022
Total long-term debt, net of current maturities	$	414,002	$ 275,433

As of December 31, 2023, long-term debt maturities were as follows (in thousands):

2024	$	–
2025		265,000
2026		149,002
2027		–
2028		–
Thereafter		–
Total	$	414,002

On September 14, 2021, the Company entered into the WF Credit Agreement with the WF Lenders and the WF Agent. Pursuant to the terms of the WF Credit Agreement (as amended), the WF Lenders have agreed to make up to $175.0 million of revolving credit loans for certain of the Company's capital expenditures, including commercial vehicle purchases for the Company's Idealease lease and rental fleet, and general working capital needs. Borrowings under the WF Credit Agreement bear interest per annum, payable on each interest payment date, as defined in the WF Credit Agreement, at (A) SOFR plus (i) 1.25% or (ii) 1.5%, depending on the Company's consolidated leverage ratio or (B) on or after the term SOFR transition date, the term SOFR plus (i) 1.25% or (ii) 1.5%, depending on the Company's consolidated leverage ratio. The WF Credit Agreement expires on September 14, 2026, although, upon the occurrence and during the continuance of an event of default, the WF Agent has the right to, or upon the request of the required lenders must, terminate the commitments and declare all outstanding principal and interest due and payable. The Company may terminate the commitments at any time. The Company expects to use the revolving credit loans available under the WF Credit Agreement primarily for the purpose of purchasing commercial vehicles for the Company's Idealease lease and rental fleet.

On November 1, 2023, the Company entered into the PLC Agreement. Pursuant to the terms of the PLC Agreement, PLC agreed to make up to $300.0 million of revolving credit loans to finance certain of the Company's capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through the Company's PacLease franchises. Advances under the PLC Agreement bear interest per annum, payable on the fifth day of the following month, at the Company's option, at either (A) the prime rate, minus 1.55%, provided that the floating rate of interest is subject to a floor of 0%, or (B) a fixed rate, to be determined between the Company and PLC in each instance of borrowing at a fixed rate. The PLC Agreement expires on December 1, 2025, although either party has the right to terminate the PLC Agreement at any time upon 180 days written notice.

On May 31, 2022, RTC Canada entered into the RTC Canada Revolving Credit Agreement. Pursuant to the terms of the RTC Canada Revolving Credit Agreement, BMO agreed to make up to $120.0 million CAD of revolving credit loans to finance certain of RTC Canada's capital expenditures, including commercial vehicle purchases and other equipment to be leased or rented through RTC Canada's Idealease franchise, with an additional $20.0 million available upon the request of RTC Canada and consent of BMO. Advances under the RTC Canada Revolving Credit Agreement bear interest per annum, payable on the first business day of each calendar month, at CDOR, plus 1.35%. The RTC Canada Revolving Credit Agreement expires September 14, 2026.

The interest associated with the WF Credit Agreement, the PLC Agreement and the RTC Canada Revolving Credit Agreement is recorded in interest expense on the Consolidated Statement of Income. The WF Credit Agreement, PLC Agreement and RTC Canada Revolving Credit Agreement are general borrowing facilities, whereas prior to these credit agreements, interest expense associated with the Company's lease and rental fleet was recorded in cost of sales as the borrowings were directly related to each lease and rental vehicle.

The Company's floor plan financing agreements and the WF Credit Agreement require the Company to satisfy various financial ratios such as the leverage ratio, the asset coverage ratio and the fixed charge coverage ratio. As of December 31, 2023, the Company was in compliance with all debt covenants related to its floor plan credit agreements and the WF Credit Agreement. The Company does not anticipate any breach of the covenants in the foreseeable future.

9.   FINANCIAL INSTRUMENTS AND FAIR VALUE:

The Company measures certain financial assets and liabilities at fair value on a recurring basis. Financial instruments consist primarily of cash, accounts receivable, accounts payable and floor plan notes payable. The carrying values of the Company's financial instruments approximate fair value due either to their short-term nature or existence of variable interest rates, which approximate market rates. Certain methods and assumptions were used by the Company in estimating the fair value of financial instruments as of December 31, 2023, and 2022. The carrying value of current assets and current liabilities approximates the fair value due to the short maturity of these items.

The fair value of the Company's long-term debt is based on secondary market indicators. Because the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral and liquidity. Accordingly, the Company concluded that the valuation measurement inputs of its long-term debt represent, at its lowest level, current market interest rates available to the Company for similar debt and the Company's current credit standing. The Company has categorized such debt within Level 2 of the hierarchy framework. The carrying amount approximates fair value.

10.   LEASES:

In February 2016, the FASB issued ASU No. 2016-02, "*Leases ("Topic 842"),*" which was intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard requires lessees to record assets and liabilities on the balance sheet for all leases with terms longer than twelve months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

A lease is classified as a finance lease if any of the following conditions exist on the date of lease commencement:

- The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
- The lease provides the lessee an option to purchase the underlying asset, and that option is reasonably certain to be exercised.
- The lease term is for the major part of the remaining economic life of the underlying asset.

- The present value of the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
- The underlying asset is of such a specialized nature that only the lessee can use it without major modifications.
- The lessor expects to have no alternative use for the leased asset at the end of the lease.

The Company applied the practical expedients permitted under Topic 842, which among other things, allowed it to retain its existing assessment of whether an arrangement is, or contains, a lease and whether such lease is classified as an operating or finance lease. The Company made an accounting policy election that keeps leases with an initial term of twelve months or less off of the balance sheet and results in recognizing those lease payments in the Consolidated Statements of Income and Comprehensive Income on a straight-line basis over the lease term.

The Company leases certain commercial vehicles and real estate under finance and operating leases. The Company determines whether an arrangement is a lease at its inception. For leases with terms greater than twelve months, the Company records the related asset and obligation at the present value of lease payments over the term. Many of the Company's leases include renewal options and/or termination options that are factored into its determination of lease payments when appropriate. The Company has elected not to account for lease and nonlease components as a single combined lease component as lessee. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of its leases do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Lease of Vehicles as Lessee

The Company leases commercial vehicles as the lessee under finance leases and operating leases. The lease terms vary from one year to ten years. Commercial vehicle finance leases have always been reported on the Consolidated Balance Sheet, while operating leases were added to the Consolidated Balance Sheet in 2019 with the adoption of Topic 842. These vehicles are then subleased or rented by the Company to customers under various agreements. The Company received sublease income under non-cancelable subleases of $50.0 million for the year ended December 31, 2023, and $41.7 million for the year ended December 31, 2022.

The Company usually guarantees the residual value of vehicles under operating lease and finance lease arrangements. As of December 31, 2023, the Company guaranteed commercial vehicle residual values of approximately $72.3 million under operating lease and finance lease arrangements.

Lease of Facilities as Lessee

The Company's facility leases are classified as operating and finance leases and primarily reflect its use of dealership facilities and office space. The lease terms vary from one year to 83 years, some of which include options to extend the lease term, and some of which include options to terminate the lease within one year. The Company considers these options in determining the lease term used to establish its right-of-use assets and lease liabilities.

The Company leases facilities in Ontario, Canada from entities owned by the noncontrolling interest holder of RTC Canada. In 2023, the Company recorded approximately $2.1 million in operating lease expense related to these leases.

Lease Costs and Supplemental Information

Components of lease cost are as follows (in thousands):

| | | | Year Ended | | |
			December 31, 2023		December 31, 2022
Component	Classification				
Operating lease cost	SG&A expense	$	14,924	$	11,288
Operating lease cost	Lease and rental cost of products sold		5,981		6,081
Finance lease cost – amortization of right-of-use assets	Lease and rental cost of products sold		24,655		20,135
Finance lease cost – interest on lease liabilities	Lease and rental cost of products sold		5,454		4,783
Short-term lease cost	SG&A expense		191		413

Supplemental cash flow information and non-cash activity related to operating and finance leases are as follows (in thousands):

	Year Ended	
	December 31, 2023	December 31, 2022
Operating cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities	$ 26,359	$ 21,874
Financing cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities	$ 17,693	$ 14,780
Non-cash activity:		
Operating lease right-of-use assets obtained in exchange for lease obligations	$ 40,093	$ 54,385

Weighted-average remaining lease term and discount rate for operating and finance leases as of December 31, 2023 are as follows:

	Finance Leases	Operating Leases
Weighted-average remaining lease term	39 months	106 months
Weighted-average discount rate	4.3%	4.8%

Maturities of lease liabilities by fiscal year for finance leases and operating leases as of December 31, 2023 are as follows (in thousands):

	Finance Leases	Operating Leases
2024	$ 41,189	$ 23,359
2025	34,172	19,282
2026	26,904	18,578
2027	18,587	17,730
2028	14,961	15,502
2029 and beyond	12,730	60,158
Total lease payments	$ 148,543	$ 154,609
Less: Imputed interest	(14,807)	(32,658)
Present value of lease liabilities	$ 133,736	$ 121,951

Lease of Vehicles as Lessor

The Company leases commercial vehicles that the Company owns to customers primarily over periods of one to ten years. The Company applied the practical expedient permitted within Topic 842 that allows it not to separate lease and nonlease components. Nonlease components typically consist of maintenance and licensing for the commercial vehicle. The variable nonlease components are generally based on mileage. Some leases contain an option for the lessee to purchase the commercial vehicle.

The Company's policy is to depreciate its lease and rental fleet using a straight-line method over each customer's contractual lease term. The lease unit is depreciated to a residual value that approximates fair value at the expiration of the lease term. This policy results in the Company realizing reasonable gross margins while the unit is in service and a corresponding gain or loss on sale when the unit is sold at the end of the lease term.

Sales-type leases are recognized by the Company as lease receivables. The lessee obtains control of the underlying asset and the Company recognizes sales revenue upon lease commencement. The receivable for sales-type leases as of December 31, 2023, in the amount of $8.4 million is reflected in Other Assets on the Consolidated Balance Sheet.

Minimum rental revenue to be received for non-cancelable leases and subleases in effect as of December 31, 2023, are as follows (in thousands):

2024	$	174,835
2025		140,135
2026		105,495
2027		75,672
2028		44,081
Thereafter		25,405
Total	$	565,623

Rental income during the year ended December 31, 2023, and 2022, consisted of the following (in thousands):

		2023		2022
Minimum rental	$	306,897	$	278,330
Nonlease payments		46,883		43,927
Total	$	353,780	$	322,257

11.   SHARE BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS:

Employee Stock Purchase Plan

The Company's 2004 Employee Stock Purchase Plan, as amended and restated (the "Employee Stock Purchase Plan"), allows eligible employees to contribute up to $10,625 of their base earnings every six months toward the semi-annual purchase of the Company's Class A common stock. The employee's purchase price is 85% of the lesser of the closing price of the Class A common stock on the first business day or the last business day of the semi-annual offering period, as reported by The NASDAQ Global Select Market. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of each semi-annual offering period) for each calendar year. On May 16, 2023, the Company's shareholders approved the amendment and restatement of the Employee Stock Purchase Plan to increase the number of shares of Class A Common Stock authorized for issuance thereunder by 600,000 shares. Under the Employee Stock Purchase Plan, there are approximately 1,082,000 shares remaining of the 4,650,000 shares of the Company's Class A common Stock that were reserved for issuance. The Company issued 208,854 shares under the Employee Stock Purchase Plan during the year ended December 31, 2023 and 201,173 shares during the year ended December 31, 2022. Of the 7,860 employees eligible to participate, approximately 2,242 elected to participate in the plan as of December 31, 2023.

Non-Employee Director Stock Option Plan

The Rush Enterprises, Inc. 2006 Non-Employee Director Stock Option Plan, as amended and restated (the "Director Plan"), reserved 1,125,000 shares of Class A common stock for issuance upon exercise of any awards granted under the plan. The Director Plan is designed to attract and retain highly qualified non-employee directors. Currently, each non-employee director receives a grant of the Company's Class A common stock equivalent to a compensation value of $145,000; provided however, that directors may elect to receive up to 40% of the value of such grant in cash. In 2023, three non-employee directors each received a grant of 4,116 shares of the Company's Class A common stock, two non-employee directors each received a grant of 2,469 shares of the Company's Class A common stock and $58,000 cash and one non-employee director received a grant of 2,880 shares of the Company's Class A common stock and $43,500 cash, for total compensation equivalent to $145,000 each. One director who was appointed to the Company's Board of Directors in October of 2023 received 1,501 shares of the Company's Class A common stock, for total compensation equivalent to $72,500. In 2022, three non-employee directors each received a grant of 2,757 shares of the Company's Class A common stock, two non-employee directors each received a grant of 1,654 shares of the Company's Class A common stock and $58,000 cash and one non-employee director received a grant of 1,930 shares of the Company's Class A common stock and $43,500 cash, for total compensation equivalent to $145,000 each. Under the Director Plan, there are approximately 180,298 shares remaining for issuance of the 1,125,000 shares of the Company's Class A common stock that were reserved for issuance. The Company granted 21,667 shares of Class A common stock under the Director Plan during the year ended December 31, 2023 and 20,264 shares of Class A common stock under the Director Plan during the year ended December 31, 2022.

Employee Incentive Plans

In May 2007, the Board of Directors and shareholders adopted the Rush Enterprises, Inc. 2007 Long-Term Incentive Plan (the "2007 Incentive Plan"). The 2007 Incentive Plan provides for the grant of stock options (which may be nonqualified stock options or incentive stock options for tax purposes), stock appreciation rights issued independent of or in tandem with such options ("SARs"), restricted stock awards and performance awards. The 2007 Incentive Plan was amended and restated on May 20, 2014, May 16, 2017, May 12, 2020 and May 16, 2023. The number of shares available for issuance under the plan include 21,600,000 shares of Class A common stock and 9,000,000 shares of Class B common stock.

The aggregate number of shares of common stock subject to stock options or SARs that may be granted to any one participant in any year under the 2007 Incentive Plan is 150,000 shares of Class A common stock or 150,000 shares of Class B common stock. Each option granted pursuant to the 2007 Incentive Plan has a ten-year term from the grant date and vests in three equal annual installments beginning on the third anniversary of the grant date. The Company has 21,600,000 shares of Class A common stock and 9,000,000 shares of Class B common stock reserved for issuance under the Company's 2007 Incentive Plan. As of December 31, 2023, approximately 3,684,518 shares of Class A common stock and 2,681,701 shares of Class B common stock are available for issuance under the Company's 2007 Incentive Plan. The Company issues new shares of its Class A or Class B common stock upon the exercise of stock options or vesting of restricted stock awards. During the year ended December 31, 2023, the Company granted to employees 790,673 options to purchase Class A common stock and 551,138 restricted Class B common stock awards under the 2007 Incentive Plan. During the year ended December 31, 2022, the Company granted to employees 767,850 options to purchase Class A common stock and 531,900 shares of restricted Class B common stock awards under the 2007 Incentive Plan. Restricted stock awards are issued when granted but are subject to vesting requirements.

Valuation and Expense Information

Stock-based compensation expense related to stock options, restricted stock awards and employee stock purchases was $30.4 million for the year ended December 31, 2023, $25.3 million for the year ended December 31, 2022, and $22.2 million for the year ended December 31, 2021. Cash received from options exercised and shares purchased under all share-based payment arrangements was $18.0 million for the year ended December 31, 2023, $13.3 million for the year ended December 31, 2022, and $18.3 million for the year ended December 31, 2021.

The following table presents a summary of the Company's stock option activity and related information for the year ended December 31, 2023:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Balance of Outstanding Options at January 1, 2023	5,872,862	$ 20.13		
Granted	790,673	35.04		
Exercised	(800,988)	15.06		
Forfeited	(40,249)	31.12		
Balance of Outstanding Options at December 31, 2023	5,822,298	$ 22.76	5.8	$ 160,223,514
Expected to vest after December 31, 2023	3,268,970	$ 28.47	7.5	$ 71,368,515
Vested and exercisable at December 31, 2023	2,520,629	$ 15.18	3.7	$ 88,341,805

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the closing price of the Company's Class A common stock on December 31, 2023, which was $50.30. The total intrinsic value of options exercised was $19.8 million during the year ended December 31, 2023, $11.6 million during the year ended December 31, 2022, and $23.4 million during the year ended December 31, 2021.

The following table presents a summary of the status of the number of shares underlying the Company's non-vested stock options as of December 31, 2023, and changes during the year ended December 31, 2023:

Non-vested Shares	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2023	3,600,568	$ 7.35
Granted	790,673	11.82
Vested	(1,049,321)	5.56
Forfeited	(40,249)	9.93
Non-vested at December 31, 2023	3,301,671	$ 8.95

The total fair value of vested options was $5.8 million during the year ended December 31, 2023, $5.9 million during the year ended December 31, 2022, and $5.0 million during the year ended December 31, 2021. The weighted-average grant date fair value of options granted was $11.82 per share during the year ended December 31, 2023, $11.21 per share during the year ended December 31, 2022, and $9.85 per share during the year ended December 31, 2021.

Stock Awards

The Company granted restricted stock awards to certain of its employees under the 2007 Incentive Plan and unrestricted stock awards to its non-employee directors under the Director Plan during the year ended December 31, 2023. The restricted stock awards granted to employees vest in three equal installments on the first, second and third anniversary of the grant date and are forfeited in the event the recipient's employment or relationship with the Company is terminated prior to vesting, except as a result of retirement or under certain circumstances associated with a change of control or involuntary termination, as further described in the Company's executive transition plan. The fair value of the restricted stock awards granted to the Company's employees is amortized to expense on a straight-line basis over the restricted stock's vesting period. The shares granted to non-employee directors are expensed on the grant date.

The following table presents a summary of the Company's non-vested restricted stock awards at December 31, 2023:

Stock Awards and Units	Shares	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding non-vested shares at January 1, 2023	1,128,981			$ 27.92
Granted	572,804			36.97
Vested	(627,393)			24.67
Forfeited	–			–
Outstanding non-vested at December 31, 2023	1,074,392	8.6	$ 56,921,288	34.64
Expected to vest after December 31, 2023	1,071,636	8.6	$ 56,775,267	34.64

The total fair value of the shares issued upon the vesting of restricted and unrestricted stock awards during the year ended December 31, 2023 was $15.5 million. The weighted-average grant date fair value of stock awards granted was $36.97 per share during the year ended December 31, 2023, $33.33 per share during the year ended December 31, 2022 and $29.91 per share during the year ended December 31, 2021.

As of December 31, 2023, the Company had $11.2 million of unrecognized compensation expense related to non-vested employee stock options to be recognized over a weighted-average period of 2.2 years and $12.2 million of unrecognized compensation cost related to non-vested restricted stock awards to be recognized over a weighted-average period of 1.3 years.

Defined Contribution Plan

The Company has a defined contribution plan (the "Rush 401k Plan") that is available to all U.S. based employees. Each employee who has completed 30 days of continuous service is entitled to enter the Rush 401k Plan on the first day of the following month. Participating employees may contribute from 1% to 50% of their total gross compensation. However, certain highly compensated employees are limited to a maximum contribution of 15% of total gross compensation.   The Company's policy is for the first 10% of an employee's contribution, the Company contributes an amount equal to 20% of the employees' contributions for those employees with less than five years of service and an amount equal to 40% of the employees' contributions for those employees with more than five years of service. The Company incurred expenses related to the Rush 401k Plan of approximately $13.3 million during the year ended December 31, 2023, $12.1 million during the year ended December 31, 2022, and $8.2 million during the year ended December 31, 2021.

Deferred Compensation Plan

On November 6, 2010, the Board of Directors of the Company adopted the Rush Enterprises, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") pursuant to which certain employees and directors may elect to defer a portion of their annual compensation. The Deferred Compensation Plan was amended and restated effective May 18, 2021, in order to bring the plan into conformance with current "best" practices. The Company established a rabbi trust to finance obligations under the Deferred Compensation Plan with corporate-owned variable life insurance contracts. Participants are 100% vested in their respective deferrals and the earnings thereon. The first deferral election period began on January 1, 2011. The Company's liability related to the Deferred Compensation Plan was $24.8 million on December 31, 2023, and $19.4 million on December 31, 2022. The related cash surrender value of the life insurance contracts was $18.0 million on December 31, 2023, and $13.0 million on December 31, 2022.

The Company currently does not provide any post-retirement benefits nor does it provide any post-employment benefits.

12.   EARNINGS PER SHARE:

Basic earnings per share ("EPS") were computed by dividing income from continuing operations by the weighted average number of shares of common stock outstanding during the period. Diluted EPS differs from basic EPS due to the assumed conversions of potentially dilutive options, restricted shares awards and restricted stock unit awards that were outstanding during the period.

Each share of Class A common stock ranks equal to each share of Class B common stock with respect to receipt of any dividends or distributions declared on shares of common stock and the right to receive proceeds on liquidation or dissolution of the Company after payment of its indebtedness and liquidation preference payments to holders of any preferred shares. However, holders of Class A common stock have 1/20th of one vote per share on all matters requiring a shareholder vote, while holders of Class B common stock have one full vote per share.

The following is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations (in thousands, except per share amounts):

	2023	2022	2021
Numerator-			
Numerator for basic and diluted earnings per share –			
Net income available to common shareholders	$ 347,055	$ 391,382	$ 241,415
Denominator-			
Denominator for basic earnings per share –			
weighted average shares	81,089	83,100	83,838
Effect of dilutive securities–			
Employee and director stock options and restricted share awards	2,631	2,627	2,979
Denominator for diluted earnings per share – adjusted weighted average shares outstanding and assumed conversions	83,720	85,727	86,817
Basic earnings per common share	$ 4.28	$ 4.71	$ 2.88
Diluted earnings per common share and common share equivalents	$ 4.15	$ 4.57	$ 2.78

Options to purchase shares of common stock that were outstanding for the years ended December 31, 2023, 2022 and 2021 that were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive are as follows (in thousands):

	2023	2022	2021
Anti-dilutive options – weighted average	1,282	1,271	655

13.   INCOME TAXES:

The tax provisions are summarized as follows (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Income before income taxes:						
Domestic	$	455,288	$	502,141	$	307,260
Foreign		6,773		7,186		6,423
Total		462,061		509,327		313,683
Current provision						
Federal	$	87,270	$	93,942	$	47,475
State		16,864		16,516		10,759
Foreign		2,265		2,523		–
Total		106,399		112,981		58,234
Deferred provision (benefit)						
Federal		7,617		7,975		13,809
State		505		(565)		(631)
Foreign		(521)		(3,149)		856
Total		7,601		4,261		14,034
Provision for income taxes	$	114,000	$	117,242	$	72,268

A reconciliation of taxes based on the federal statutory rates and the provisions (benefits) for income taxes are summarized as follows (in thousands):

		Year Ended December 31,									
		2023				2022				2021	
		Amount	Rate			Amount	Rate			Amount	Rate
Income taxes at the federal statutory rate	$	97,032	21.0	%	$	106,959	21.0	%	$	65,694	21.0 %
State income taxes, net of federal benefit [a]		14,120	3.1			12,708	2.5			7,874	2.5
Tax effect of permanent differences		1,357	0.3			(488)	(0.1)			(2502)	(0.8)
Foreign tax rate differential		266	0.0			(2134)	(0.4)			(313)	(0.1)
Other, net		1,225	0.3			197	0.0			1,515	0.5
Provision for income taxes	$	114,000	24.7	%	$	117,242	23.0	%	$	72,268	23.1 %

(a) State taxes in Texas, California and Illinois made up the majority (greater than 50 percent) of the tax effect in this category

The following summarizes the components of net deferred income tax liabilities included in the balance sheet (in thousands):

		December 31,		
		2023		2022
Deferred income tax (assets) liabilities:				
Inventory	$	(5,215)	$	(4,710)
Accounts receivable		(436)		(430)
Vehicle finance lease obligations		(31,178)		(28,514)
Finance and operating leases - Liability		(29,446)		(25,283)
Stock options		(8,785)		(7,525)
Accrued liabilities		(4,653)		(3,632)
State net operating loss carry forward		(1,111)		(1,268)
State tax credit		(34)		(77)
Other		(6,167)		(5,519)
Finance and operating leases - Asset		29,031		24,989
Fixed assets and intangibles		217,565		203,939
Net deferred income tax liability	$	159,571	$	151,970

As of December 31, 2023, the Company had approximately $26.9 million in state net operating loss carry forwards that expire from 2023 to 2042, which result in a deferred tax asset of approximately $1.1 million. The Company has concluded that its state net operating losses are more likely than not to be realized and has not recorded a valuation allowance against them.

The Company had unrecognized income tax benefits totaling $6.7 million as a component of accrued liabilities as of December 31, 2023, and $5.3 million as of December 31, 2022, the total of which, if recognized, would impact the Company's effective tax rate. An unfavorable settlement would require a charge to income tax expense and a favorable resolution would be recognized as a reduction to income tax expense. The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2023, 2022 and 2021, the Company recognized approximately $86,200, $22,800, and $129,660 in interest expense. No amounts were accrued for penalties. The Company had approximately $389,000, $302,000 and $279,000 of interest accrued as of December 31, 2023, 2022 and 2021, respectively.

Undistributed earnings of certain of the Company's foreign subsidiaries amounted to approximately $22.9 million at December 2023 and $18.9 million at December 2022. Those earnings are considered to be indefinitely reinvested. Upon repatriation of those earnings in the form of dividends or otherwise, the Company may be subject to state and local taxes, and/or withholding taxes payable to the various foreign countries. The Company expects to be able to take a 100% dividends received deduction to offset any U.S. federal income tax liability on the distribution of untaxed earnings and profits.

The Company does not anticipate a significant change in the amount of unrecognized tax benefits in the next 12 months. As of December 31, 2023, the tax years ended December 31, 2020 through 2023 remained subject to audit by federal tax authorities and the tax years ended December 31, 2019 through 2023, remained subject to audit by state tax authorities.

The table below presents the reconciliation of the change in the unrecognized tax benefits (in thousands):

	2023	2022	2021
Unrecognized tax benefits at beginning of period	$ 5,377	$ 4,309	$ 3,306
Gross increases – tax positions in current year	2,582	2,025	1,512
Reductions due to lapse of statute of limitations	(1,188)	(957)	(509)
Unrecognized tax benefits at end of period	$ 6,771	$ 5,377	$ 4,309

14.   COMMITMENTS AND CONTINGENCIES:

From time to time, the Company is involved in litigation arising out of its operations in the ordinary course of business. The Company maintains liability insurance, through self-insurance and third-party excess insurance, including product liability coverage, in amounts deemed adequate by management. However, an uninsured or partially insured claim, or claim for which indemnification is not available, could have a material adverse effect on the Company's financial condition or results of operations. As of December 31, 2023, the Company believes that there are no pending claims or litigation, individually or in the aggregate, that are reasonably likely to have a material adverse effect on its financial position or results of operations. However, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company's financial condition or results of operations for the fiscal period in which such resolution occurred.

15.   ACQUISITIONS:

All of the following acquisitions, unless otherwise noted, were considered business combinations accounted for under ASC 805 "Business Combinations." Pro forma information is not included in accordance with ASC 805 since no acquisitions were considered material individually or in the aggregate.

On December 4, 2023, the Company acquired certain assets of Freeway Ford Truck Sales, Inc., which included real estate and a Ford commercial vehicle franchise in Chicago, Illinois, along with commercial vehicle and parts inventory. The transaction was valued at approximately $16.3 million, with the purchase price paid in cash.

On November 7, 2022, the Company acquired certain assets of Scheppers International Truck Center, Inc., which included real estate and an International truck franchise in Jefferson City, Missouri, along with commercial vehicle and parts inventory. The transaction was valued at approximately $6.8 million, with the purchase price paid in cash.

On May 2, 2022, the Company completed the acquisition of an additional 30% equity interest in RTC Canada, resulting in an 80% controlling interest in RTC Canada. The acquisition was accounted for as an acquisition achieved in stages under ASC

805, *Business Combinations*. The acquisition-date fair value of the previous 50% equity interest was $44.7 million, resulting in a gain of $7.0 million included in the line item Other income (expense) on the Consolidated Statements of Income in the year ended December 31, 2022. The Company also recognized a reversal of deferred tax liabilities of $2.2 million and $0.6 million related to reclassification of the foreign currency translation adjustment related to the remeasurement of the Company's previous equity method investment in RTC Canada.

As of May 2, 2022, the Company established a noncontrolling interest related to the minority holders. The fair value of the 20% noncontrolling interest in RTC Canada is estimated to be $17.8 million. The fair value of the noncontrolling interest was estimated using a combination of the income approach and a market approach. Since RTC Canada is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820, *Fair Value Measurement*. The fair value estimates are based on: (i) a discount rate of 11%; (ii) a terminal value based on a long-term sustainable growth rate of 3%; (iii) financial multiples of companies in the same industry as RTC Canada; and (iv) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in RTC Canada.

The purchase price was allocated based on the fair values of the assets and liabilities at the date of acquisition as follows (in thousands):

Cash	$ 4,310
Accounts receivable	19,072
Inventory	56,255
Property and equipment, including real estate	80,196
Floor plan notes payable	(30,501)
Trade payables	(19,978)
Customer deposits	(1,980)
Accrued liabilities	(7,875)
Notes payable	(69,545)
Goodwill	44,174
Franchise rights	3,906
Other	3,422
Equity investment in RTC Canada	(37,309)
Noncontrolling interest	(17,828)
Gain on equity method investment	(6,958)
Total	$ 19,361

The goodwill of $44.2 million for the RTC Canada acquisition is primarily attributable to the synergies expected to arise after obtaining a controlling interest in the entity.

Prior to May 2, 2022, the Company accounted for its 50% equity interest in RTC Canada as an equity-method investment. Subsequent to the Company's acquisition of the additional 30% equity interest on May 2, 2022, operations of RTC Canada are included in the accompanying consolidated financial statements.

16.	SEGMENTS:

The Company currently has one reportable business segment - the Truck Segment. The Truck Segment includes the Company's operation of a nationwide network of commercial vehicle dealerships that provide an integrated one-stop source for the commercial vehicle needs of its customers, including retail sales of new and used commercial vehicles; aftermarket parts sales, service and collision center facilities; and financial services, including the financing of new and used commercial vehicle purchases, insurance products and truck leasing and rentals. The commercial vehicle dealerships are deemed a single reporting unit because they have similar economic characteristics. The Company's chief operating decision maker considers the entire Truck Segment, not individual dealerships or departments within its dealerships, when making decisions about resources to be allocated to the segment and assessing its performance.

The Company also has revenues attributable to three other operating segments. These segments include a retail tire company, an insurance agency and a guest ranch operation and are included in the All Other column below. None of these segments has ever met any of the quantitative thresholds for determining reportable segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income.

There were no material intersegment sales during the years ended December 31, 2023, 2022 or 2021.

The following table contains summarized information about reportable segment revenue, segment income or loss from continuing operations and segment assets for the periods ended December 31, 2023, 2022 and 2021 (in thousands):

		Truck Segment		All Other		Totals
2023						
Revenues from external customers	$	7,909,230	$	15,794	$	7,925,024
Interest income		777		–		777
Interest expense		53,694		–		53,694
Depreciation and amortization		59,373		457		59,830
Segment operating income		512,375		6		512,381
Segment income from continuing operations before taxes		462,055		6		462,061
Segment assets		4,308,264		55,977		4,364,241
Goodwill		418,148		2,560		420,708
Expenditures for segment assets		367,942		939		368,881
2022						
Revenues from external customers	$	7,084,847	$	16,821	$	7,101,668
Interest income		639		–		639
Interest expense		19,763		–		19,763
Depreciation and amortization		55,354		311		55,665
Segment operating income		505,415		698		506,113
Segment income from continuing operations before taxes		508,629		698		509,327
Segment assets		3,769,007		52,059		3,821,066
Goodwill		413,803		2,560		416,363
Expenditures for segment assets		242,503		557		243,060
2021						
Revenues from external customers	$	5,109,070	$	17,072	$	5,126,142
Interest income		657		–		657
Interest expense		2,119		308		2,427
Depreciation and amortization		53,096		258		53,354
Segment operating income		307,394		1,642		309,036
Segment income from continuing operations before taxes		312,350		1,333		313,683
Segment assets		3,068,365		51,612		3,119,977
Goodwill		367,771		2,560		370,331
Expenditures for segment assets		163,624		3,553		167,177

17.   REVENUE:

The Company's revenues are primarily generated from the sale of finished products to customers. Those sales predominantly contain a single delivery element and revenue from such sales is recognized when the customer obtains control, which is typically when the finished product is delivered to the customer. The Company's material revenue streams have been identified as the following: the sale of new and used commercial vehicles, arrangement of associated commercial vehicle financing and insurance contracts, the performance of commercial vehicle repair services and the sale of commercial vehicle parts. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues.

The following table summarizes the Company's disaggregated revenue by revenue source, excluding lease and rental revenue, for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 (in thousands):

		2023		2022		2021
Commercial vehicle sales revenue	$	4,957,969	$	4,351,370	$	3,039,953
Parts revenue		1,493,903		1,436,981		1,059,382
Commercial vehicle repair service		1,068,238		935,458		733,981
Finance revenue		11,665		16,992		16,385
Insurance revenue		12,606		12,749		11,579
Other revenue		26,863		25,863		17,628
Total	$	7,571,244	$	6,779,413	$	4,878,908

All of the Company's performance obligations are generally transferred to customers at a point in time. The Company did not have any material contract assets or contract liabilities on the balance sheet as of December 31, 2023, or December 31, 2022. Revenues related to commercial vehicle sales, parts sales, commercial vehicle repair service, finance and the majority of other revenues are related to the Truck Segment.

For the sale of new and used commercial vehicles, revenue is recognized at a point in time when control is transferred to the customer, which is when delivery of the commercial vehicle occurs. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring the commercial vehicle. When control is transferred to the customer, the Company has an unconditional right to payment and a receivable is recorded for any consideration not received.

The Company controls the commercial vehicle before it is transferred to the customer and it obtains all of the remaining benefits from the commercial vehicle relating to the sale, ability to pledge the asset or hold the asset. The Company is a principal in all commercial vehicle transactions. The Company retains inventory risk, determines the selling price to the customer and delivers the commercial vehicle to the customer. The Company generally pays a commission to internal sales representatives for the sale of a commercial vehicle. The Company will continue to expense the commission and recognize it concurrently with the respective commercial vehicle sale revenue upon delivery of the commercial vehicle to a customer.

Revenue from the sale of parts is recognized when the Company transfers control of the goods to the customer and consideration has been received in the form of cash or a receivable from the customer. The Company provides its customers the right to return certain eligible parts, estimates the expected returns based on an analysis of historical experience and records an allowance for estimated returns, which has historically not been material.

Revenue from the sale of commercial vehicle repair service is recognized when the service performed by the Company on a customer's vehicle is complete and the customer accepts the repair. Because the Company does not have an enforceable right to payment while the repair is being performed, revenue is recognized when the repair is complete. After a customer's acceptance, the Company has no remaining obligations to transfer goods or services to the customer and consideration has been received in the form of cash or a receivable from the customer.

Any remaining performance obligations represent service orders for which work has not been completed. The Company's service contracts are predominantly short-term in nature with a contract term of one month or less. For those contracts, the Company has utilized the practical expedient in Topic 606 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

The Company receives commissions from third-party lenders for arranging customer financing for the purchase of commercial vehicles. The receipt of such commissions is deemed to be a single performance obligation that is satisfied when a financing agreement is executed and accepted by the financing provider. Once the contract has been accepted by the financing provider, the Company's performance obligation has been satisfied and the Company generally has no further obligations under the contract. The Company is the agent in this transaction, as it does not have control over the acceptance of the customer's financing arrangement by the financing provider. Consideration paid to the Company by the financing provider is based on the agreement between the Company and the financing provider.

The Company receives commissions from third-party insurance companies for arranging insurance coverage for customers. The receipt of such commissions is deemed to be a single performance obligation that is satisfied when the insurance coverage is bound. The Company has no further obligations under the contract. The Company is the agent in this transaction because it does not have control over the insurance coverage provided by the insurance carrier. Consideration paid to the Company by the insurance provider is based on the agreement between the Company and the insurance provider.

The Company records revenues from finance and insurance products at the net commission amount, which includes estimates of chargebacks that can occur if the underlying contract is not fulfilled. Chargeback amounts for commissions from financing companies are estimated assuming financing contracts are terminated before the customer has made six monthly payments. Chargeback amounts for commissions from insurance companies are estimated assuming insurance contracts are terminated before the underlying insurance contractual term has expired. Chargeback reserve amounts are based on historical chargebacks and have historically been immaterial. The Company does not have any right to retrospective commissions based on future profitability of finance and insurance contracts arranged.

Other revenue consists mostly of documentation fees that are charged to customers in connection with the sale of a commercial vehicle and recognized as other revenue when a truck is sold. The Company recognizes the documentation fees at the point in time when the commercial vehicle is delivered to the customer.

18.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):

The following table shows the components of accumulated other comprehensive income (loss) (in thousands):

Balance as of December 31, 2021	$ 787
Reclassification of currency translation related to equity	(601)
Foreign currency translation adjustment	(4,316)
Balance as of December 31, 2022	(4,130)
Foreign currency translation adjustment	1,967
Balance as of December 31, 2023	$ (2,163)

The functional currency of the Company's foreign subsidiary, RTC Canada, is its local currency. Results of operations of RTC Canada are translated in USD using the average exchange rates on a monthly basis during the year. The assets and liabilities of RTC Canada are translated into USD using the exchange rates in effect on the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in accumulated other comprehensive loss and the statement of comprehensive income.

The Company reclassified the foreign currency translation adjustment related to its previously held equity investment in RTC Canada into net income upon its acquisition of a majority equity interest according to ASC 830-30, *Foreign Currency Matters.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures were effective as of December 31, 2023, to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

As of December 31, 2023, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013 Framework). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2023, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, is included in this Item 9A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Rush Enterprises, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Rush Enterprises, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Rush Enterprises, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 23, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Antonio, Texas

February 23, 2024

Item 9B. Other Information

None.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The information called for by Item 10 of Form 10-K is incorporated herein by reference to such information included in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 11. Executive Compensation

The information called for by Item 11 of Form 10-K is incorporated herein by reference to such information included in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information called for by Item 12 of Form 10-K, other than the equity compensation plan information set forth herein, is incorporated herein by reference to such information included in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by Item 13 of Form 10-K is incorporated herein by reference to such information included in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information called for by Item 14 of Form 10-K is incorporated herein by reference to such information included in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

Included in Item 8 of Part II of this annual report on Form 10-K are the following:

Report of Independent Registered Public Accounting Firm;
Consolidated Balance Sheets as of December 31, 2023, and 2022;
Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021;
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021;
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022, and 2021;
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021; and
Notes to Consolidated Financial Statements.

(a)(2) Financial Statement Schedules

These schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(a)(3) Exhibits

Index to Exhibits:

Exhibit No.	Identification of Exhibit
3.1	Restated Articles of Incorporation of Rush Enterprises, Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q (File No. 000-20797) for the quarter ended June 30, 2008) https://www.sec.gov/Archives/edgar/data/1012019/000110465908051789/a08-18770_1ex3d1.htm
3.2	Certificate of Amendment to the Restated Articles of Incorporation of Rush Enterprises, Inc. (incorporated herein by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q (File No. 000-20797) for the quarter ended June 30, 2023) https://www.sec.gov/Archives/edgar/data/1012019/000143774923022761/ex_553893.htm
3.3	Rush Enterprises, Inc. Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed May 21, 2013) https://www.sec.gov/Archives/edgar/data/1012019/000143774913006455/rusha20130517_8kex3-1.htm
3.4	First Amendment to Amended and Restated Bylaws of Rush Enterprises, Inc. (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed May 24, 2021) https://www.sec.gov/ix?doc=/Archives/edgar/data/1012019/000143774921013172/rusha20210524_8k.htm
4.1	Specimen of certificate representing Common Stock (now Class B common stock), $.01 par value, of Rush Enterprises, Inc. (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement No. 333-03346 on Form S-1 filed April 10, 1996) https://www.sec.gov/Archives/edgar/data/1012019/0000950129-96-000812-index.html
4.2	Specimen of certificate representing Class A common stock, $.01 par value, of the Registrant (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed July 9, 2002) https://www.sec.gov/Archives/edgar/data/1012019/000091205702026743/a2083861zex-4_1.htm
4.3	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.5 of the Company's Form S-8 filed November 30, 2023 https://www.sec.gov/Archives/edgar/data/1012019/000143774923033263/rusha20231129_s8.htm

10.1+	Rush Enterprises, Inc. Amended and Restated 2004 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed May 22, 2023)
	https://www.sec.gov/ix?doc=/Archives/edgar/data/0001012019/000143774923015487/rusha20230522_8k.htm
10.2+	Rush Enterprises, Inc. Amended and Restated 2006 Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.10 of the Company's Form 10-K (File No. 000-20797) for the year ended December 31, 2010)
	https://www.sec.gov/Archives/edgar/data/1012019/000095012311024520/c13928exv10w10.htm
10.3+	Form of Rush Enterprises, Inc. 2006 Non-Employee Director Stock Option Agreement (incorporated herein by reference to Exhibit 4.4 of the Company's Registration Statement No. 333-138556 on Form S-8 filed November 9, 2006)
	https://www.sec.gov/Archives/edgar/data/1012019/000110465906073551/a06-23617_2ex4d4.htm
10.4+	Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed May 22, 2023)
	https://www.sec.gov/ix?doc=/Archives/edgar/data/0001012019/000143774923015487/rusha20230522_8k.htm
10.5+*	Form of Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan Stock Option Award Agreement
10.6+*	Form of Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan Restricted Stock Award Agreement
10.7+	Rush Enterprises, Inc. Deferred Compensation Plan (Amended and Restated Effective as of May 18, 2021) (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed May 24, 2021)
	https://www.sec.gov/Archives/edgar/data/0001012019/000143774921013172/ex_252721.htm
10.8+	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed January 7, 2015)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774915000385/ex10-1.htm
10.9+	Rush Enterprises, Inc. Executive Transition Plan (as Amended and Restated Effective as of February 20, 2018) (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed February 26, 2018)
	https://www.sec.gov/Archives/edgar/data/1012019/000110465908047652/a08-20031_1ex10d1.htm
10.10+	First Amendment to Rush Enterprises, Inc. Amended and Restated Executive Transition Plan (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed February 22, 2021)
	https://www.sec.gov/ix?doc=/Archives/edgar/data/1012019/000143774921003645/rusha20210222_8k.htm
10.11	Form of dealer agreement between Peterbilt Motors Company and Rush Truck Centers (incorporated herein by reference to Exhibit 10.18 of the Company's Form 10-K (File No. 000-20797) for the year ended December 31, 1999)
	https://www.sec.gov/Archives/edgar/data/1012019/000095013400002832/0000950134-00-002832.txt
10.12	Amended and Restated Amendment to Dealer Sales and Service Agreements, dated July 6, 2023. by and among Peterbilt Motors Company, a division of PACCAR, Inc., Rush Enterprises, Inc. and the subsidiaries of Rush Enterprises, Inc. named a party therein (incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (File No. 000-20797) for the quarter ended September 30, 2023)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774923031173/ex_594369.htm
10.13	Fifth Amended and Restated Credit Agreement, dated as of September 14, 2021 by and among Rush Enterprises, Inc., the subsidiaries of Rush party thereto as borrowers, the Lenders signatory thereto and BMO Harris Bank N.A., as Administrative Agent and Collateral Agent (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed September 20, 2021)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774921022435/ex_285039.htm

10.14	First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 31, 2023, by and among the Company and certain of its subsidiaries, the Lenders signatory thereto and BMO Harris Bank N.A., as administrative agent and collateral agent for the Lenders (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed June 6, 2023)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774923016766/ex_530333.htm
10.15	Guaranty Agreement, dated December 31, 2010, by Rush Enterprises, Inc. and each other Guarantor party thereto in favor of General Electric Capital Corporation. (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed January 6, 2011)
	https://www.sec.gov/Archives/edgar/data/1012019/000095012311001052/c10658exv10w2.htm
10.16	Credit Agreement, dated as of September 14, 2021 by and among Rush Enterprises, Inc., the subsidiaries of Rush party thereto as borrowers, the Lenders signatory thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed September 20, 2021)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774921022435/ex_285040.htm
10.17	First Amendment to Credit Agreement, dated as of November 30, 2022 by and among Rush Enterprises, Inc. and certain of its subsidiaries, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed December 2, 2022)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774922028345/ex_452566.htm
10.18	Second Amendment to Credit Agreement, dated as of December 22, 2023 by and among Rush Enterprises, Inc. and certain of its subsidiaries, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed December 22, 2023)
	https://www.sec.gov/ix?doc=/Archives/edgar/data/1012019/000143774923035261/rusha20231221_8k.htm
10.19	Collateral Agreement, dated as of September 14, 2021, executed by Rush Enterprises, Inc. and the subsidiaries of Rush party thereto as borrowers in favor of Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 000-20797) filed September 20, 2021)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774921022435/ex_285041.htm
10.20	Guaranty Agreement, dated as of September 14, 2021, executed by Rush Enterprises, Inc. in favor of Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 000-20797) filed September 20, 2021)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774921022435/ex_285042.htm
10.21	Second Amended and Restated Inventory Financing and Purchase Money Security Agreement, dated as of November 1, 2023 by and between Rush Truck Leasing, Inc. and PACCAR Leasing Company (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed November 6, 2023)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774923030420/ex_591845.htm
10.22	$300.0 million Promissory Note dated November 1, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed November 6, 2023)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774923030420/ex_591846.htm
10.23	Corporate Guarantee dated November 1, 2002, issued by Rush Enterprises, Inc. in favor of PACCAR Leasing Company (incorporated herein by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 000-20797) filed October 7, 2021)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774921023441/ex_290053.htm
10.24	Bank of Montreal Revolving Lease and Rental Credit Agreement, dated May 31, 2022 between Rush Truck Centres of Canada Limited and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed June 6, 2022)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774922014419/ex_384030.htm

10.25	First Amended and Restated BMO Wholesale Financing and Security Agreement, dated as of July 15, 2022, between Rush Truck Centres of Canada Limited and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 000-20797) filed July 21, 2022)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774922017535/ex_397875.htm
10.26	First Amendment to First Amended and Restated BMO Wholesale Financing and Security Agreement, dated as of May 31, 2023, by and among RTC-Canada and BMO (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed June 6, 2023)
	ex_530334.htm (sec.gov)
10.27	Amended and Restated Guaranty Agreement, dated as of July 15, 2022, between Rush Enterprises, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 000-20797) filed July 21, 2022)
	https://www.sec.gov/Archives/edgar/data/1012019/000143774922017535/ex_397876.htm
21.1*	Subsidiaries of the Company
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of President and Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1++	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2++	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1+*	Rush Enterprises, Inc. Clawback Policy
101.INS	XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as iXBRL and contained in Exhibit 101)

*	Filed herewith.
+	Management contract or compensatory plan or arrangement.
++	This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 16. Form 10-K Summary

Intentionally left blank.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUSH ENTERPRISES, INC.

By: /s/   W. M."RUSTY" RUSH   Date: February 23, 2024
          W. M. "Rusty" Rush
          President, Chief Executive Officer and
          Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated:

Signature	Capacity	Date
/s/ W. M. "RUSTY" RUSH W. M. "Rusty" Rush	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 23, 2024
/s/ STEVEN L. KELLER Steven L. Keller	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 23, 2024
/s/ MICHAEL MCROBERTS Michael McRoberts	Chief Operating Officer and Director	February 23, 2024
/s/ THOMAS A. AKIN Thomas A. Akin	Director	February 23, 2024
/s/ RAYMOND J. CHESS Raymond J. Chess	Director	February 23, 2024
/s/ DR. KENNON GUGLIELMO Dr. Kennon Guglielmo	Director	February 23, 2024
/s/ WILLIAM H. CARY William H. Cary	Director	February 23, 2024
/s/ ELAINE MENDOZA Elaine Mendoza	Director	February 23, 2024
/s/ TROY A. CLARKE Troy A. Clarke	Director	February 23, 2024
/s/ AMY BOERGER Amy Boerger	Director	February 23, 2024

EXHIBIT 10.5

RUSH ENTERPRISES, INC. AMENDED AND RESTATED 2007 LONG-TERM INCENTIVE PLAN

FORM OF STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT ("Agreement") dated as of the Grant Date (the "Grant Date") set forth on Schedule I hereto, between RUSH ENTERPRISES, INC., a Texas corporation (the "Company"), and the employee of the Company or of a Subsidiary identified on Schedule I hereto (the "Employee").

On the Grant Date the Company granted to the Employee the option or options hereinafter described pursuant to, and subject to and upon the terms and conditions set forth in, the Rush Enterprises, Inc. 2007 Amended and Restated Long-Term Incentive Plan (as amended, restated, supplemented or modified from time to time, the "Plan"), and promptly thereafter notified the Employee of the grant of such option or options. Capitalized terms used but not defined in this Agreement have the meanings ascribed to such terms in the Plan.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto hereby agree as follows:

1. **Grant of Option.**

(a) On the Grant Date, the Company granted to the Employee, as a matter of separate agreement and not in lieu of salary or any other compensation for services, the right and option to purchase all or any whole number of the aggregate number of Shares set forth on Schedule I hereto (herein, the "Option Shares"), on the terms and conditions herein set forth.

(b) To the extent set forth in Schedule I hereto, the right and option to purchase the Option Shares are intended to be an ISO. To the extent such right and option to purchase the Option Shares is not identified on Schedule I hereto as being intended to be an ISO, such right and option will be considered a non-statutory option. In addition, to the extent that a right and option to purchase the Option Shares intended to be an ISO does not qualify as an ISO, such right and option, to the extent that it does not so qualify, shall be converted to a non-statutory option.

(c) The ISOs and non-statutory stock options granted to the Employee hereunder are each referred to as an "Option" and collectively referred to as the "Options".

2. **Terms.**

(a) Exercise Price. The exercise price per Option Share subject to an Option granted hereunder shall be the per share amount set forth in Schedule I hereto for such Option (the "Exercise Price"). With respect to any Option, the Exercise Price shall not be less than the Fair Market Value per Share as of the Grant Date.

(b) Vesting. Subject to the provisions of Section 4 of this Agreement and the Plan, the Option or Options granted hereunder shall become vested and exercisable as to the portions of the aggregate number of Option Shares covered by such Option as set forth on Schedule I hereto on and after each of the related dates during the term of such Option set forth on Schedule I hereto.

(c) Term and Conditions of Exercise. An Option granted hereunder shall be exercisable in whole at any time or in part from time to time during the term of such Option as to all or any of the Option Shares then purchasable under such Option, but not as to less than the minimum number of Option Shares stated on Schedule I hereto with respect to such Option (or the Option Shares then purchasable under the Option if less than such minimum) at any one time; provided that if there is a SAR (as defined in the Plan) outstanding which relates to any of the shares purchasable under such Option, then the number of shares so purchasable shall be reduced by the number of Option Shares in respect of which the SAR has been exercised.

The term of the Option or Options subject hereto shall be for the number of years from the Grant Date set forth on Schedule I hereto with respect to such Option or such shorter period of time as is described in Section 4. In no event shall the term of the Option exceed ten years from the Grant Date.

Except as provided in Section 4, an Option granted hereunder shall not be exercisable unless the Employee shall, at the time of exercise, be an employee of the Company or of a Subsidiary. The holder of such Option shall have none of the rights of a shareholder with respect to the Option Shares subject to such Option until such Option Shares are transferred to the holder upon the exercise of such Option.

3. **Restrictions on Transfer**. An Option granted hereunder shall not be assignable or transferrable by the Employee except by will or by the laws of descent and distribution, and subject to Section 4(a), such Option is exercisable, during the Employee's lifetime, only by the Employee. The designation of a beneficiary by the Employee shall not constitute a transfer. More particularly (but without limiting the generality of the foregoing), such Option may not be assigned, transferred (except as aforesaid), pledged or encumbered in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. In the event of any attempted assignment, transfer, pledge, encumbrance or other disposition of such Option contrary to the provisions hereof, or the levy of any attachment or similar process upon such Option, such Option shall be null and void and of no further effect.

4. **Status of Option Upon Certain Events**. If the Employee's employment shall terminate prior to the complete exercise of an Option granted hereunder, then such Option shall thereafter be exercisable solely to the extent provided in paragraphs (a) through (c) of this Section 4; *provided*, *however*, that (i) such Option may not be exercised after the scheduled expiration date and (ii) if the Employee's employment terminates for any reason other than as contemplated by paragraphs (a) through (c) of this Section 4, the Option shall remain exercisable for a period of 30 days following such termination (but in no event shall such period extend beyond the scheduled expiration of such Option) at which time such Option shall immediately terminate and be forfeited, but only for the number of Option Shares for which such Option shall have vested as provided on Schedule I hereto as of the date of such termination.

(a) Death or Disability or Retirement. If Employee's employment terminates due to his or her death, Disability or Retirement (defined as termination by the Employee of the Employee's employment relationship with the Company after 10 years of employment with the Company and attaining the age of 60), an Option granted hereunder (unless previously terminated) may be exercised as follows: (i) in the case of Employee's death, in full for the aggregate number of Option Shares covered thereby by the legatee or legatees of such Option under the Employee's last will, or by the personal representatives or distributees of the Employee, at any time within a period of one year after the Employee's death, but in no event after the expiration of such Option set forth in Section 2(c); (ii) in the case of Disability, in full for the aggregate number of Option Shares covered thereby by the Employee or by the personal representatives of the Employee if the Employee is unable to act for himself or herself, at any time within a period of one year after the Employee's termination date, but in no event after the expiration of such Option set forth in Section 2(c) herein; and (iii) in the case of Retirement, for so long as the Employee does not become employed by a "competitor" of the Company subsequent to such retirement, the Option shall continue to vest and become exercisable pursuant to the Vesting Schedule set forth on Schedule I hereto, but in no event shall the Option be exercisable after the expiration of the Option set forth in Section 2(c) herein. A determination as to whether the Employee has become employed by a "competitor," and the definition of "competitor," shall be made by the Committee in its sole discretion. In the event Employee becomes employed by a "competitor," then the Option can be exercised within 90 days of the date such employment occurs for the number of Option Shares for which such Option shall have vested on such date, but in no event shall the Option be exercisable after the expiration of the Option set forth in Section 2(c) herein. If an ISO is exercised more than three months after the Employee's Retirement and the Employee has not died or incurred a Disability, such Option will be converted to a non-statutory option.

(b) Termination with Cause. If the Employee's employment with the Company or a Subsidiary shall be terminated by the Company or such Subsidiary for Cause (as defined in the Plan) prior to the exercise of any part of the Option or Options granted hereunder, then such Option or Options held by the Employee shall immediately terminate and be forfeited unless the Committee, in its sole discretion, shall otherwise determine.

(c) Change in Employment. The Option or Options granted hereunder shall not be affected by any change of employment (or by any temporary leave of absence approved by the Committee or by the Board itself), so long as the Employee continues to be in the employ of the Company or of a Subsidiary.

5.   **Adjustments**. The Employee acknowledges that the Option is subject to modification and termination in certain events as provided in this Agreement and Sections 4.3 and 15 of the Plan. Upon the occurrence of an event described in Section 4.3 or Section 15 of the Plan, any and all new, substituted or additional securities or other property to which a holder of a Share issuable in settlement of the Option would be entitled shall be immediately subject to the Agreement and included within the meaning of the term "Shares" for all purposes of the Option. The Employee shall be notified of such adjustments and such adjustments shall be binding upon the Company and the Employee.

6.   **Payment; Method of Exercise**. Payment of the purchase price of the Option Shares subject to an Option granted hereunder may be made (i) in any combination of cash or whole Shares already owned by the Employee or (ii) in Shares withheld by the Company from the Option Shares otherwise issuable to the Employee as a result of the exercise of such Option ("cashless exercise"). Subject to the terms and conditions of this Agreement, such Option may be exercised by execution and delivery of a written notice of exercise (the "Notice of Exercise") in the form authorized by the Company, which may be electronic or written. Such notice shall (a) state the election to exercise such Option, the number of Option Shares in respect of which it is being exercised and the manner of payment for such Option Shares and (b) be signed (or digitally signed or authenticated) by the person or persons so exercising such Option and, in the event such Option is being exercised pursuant to Section 4 by any person or persons other than the Employee, accompanied by appropriate proof of the right of such person or persons to exercise such Option. If the Option being exercised is an ISO and non-statutory options have also been granted to the Employee hereunder, such notice shall also identify whether the Option being exercised is an ISO and, if so, the number of Option Shares to be purchased pursuant to such exercise. Such notice shall either (i) elect cashless exercise or be accompanied by payment of the full purchase price of such Option Shares, in which event the Company shall issue to or on behalf of the Employee (or any other person or persons exercising the Option) the purchased Shares, or (ii) fix a date (not more than 10 business days from the date of such notice) for the payment of the full purchase price of such Option Shares at the Company's principal office, against delivery of the purchased Shares. Cash payments of the purchase price shall, in case of clause (i) or (ii) above, be made by cash or check payable to the order of the Company. Share payments (valued at Fair Market Value on the date of exercise, as determined by the Committee), shall be made by delivery of stock certificates in negotiable form. All cash and Share payments shall, in either case, be delivered to the Company at its principal office, attention of the Secretary. Shares withheld pursuant to a cashless exercise election shall be valued at Fair Market Value on the date of exercise, as determined by the Committee. If certificates representing Shares are used to pay all or part of the purchase price of an Option granted hereunder, a replacement certificate shall be delivered by the Company representing the number of Shares delivered but not so used, and an additional certificate shall be delivered representing the additional Shares to which the holder of such Option is entitled as a result of the exercise of such Option. As soon as practical after the exercise date, the Company shall issue to or on behalf of the Employee (or any other person or persons exercising the Option) the purchased Shares (in certificated form or as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company), subject to the appropriate legends and/or stop transfer instructions. All Shares issued as provided herein will be fully paid and nonassessable.

7.   **Administration**. The Committee shall have the power to interpret the Plan and this Agreement, and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Employee, the Company and all other interested persons.

8.   **Tax Withholding and Advice**.

(a)   In General. The Employee acknowledges that, regardless of any action taken by the Company, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Employee's participation in the Plan and legally applicable to the Employee or deemed by the Company in its discretion to be an appropriate charge to the Employee even if legally applicable to the Company ("Tax-Related Items"), is and remains the Employee's responsibility and may exceed the amount actually withheld by the Company. The Employee further acknowledges that the Company (i) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of an Option, including, but not limited to, the grant, vesting or exercise of an Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of an Option to reduce or eliminate the Employee's liability for Tax-Related Items or achieve any particular tax result. Further, if the Employee is subject to Tax-Related Items in more than one jurisdiction between the Grant Date and the date of any relevant taxable or tax withholding event, as applicable, the Employee acknowledges that the Company may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

          (b)   <u>Withholding of Taxes</u>. Prior to the relevant taxable or tax withholding event, as applicable, the Employee agrees to make adequate arrangements satisfactory to the Company to satisfy all Tax-Related Items. In this regard, the Employee authorizes the Company, or its agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

          (i)   withholding from the Employee's wages or other cash compensation paid to the Employee by the Company;

          (ii)   withholding a number of whole Shares otherwise deliverable to the Employee upon exercise of the Option having a Fair Market Value equal to the Tax-Related Items obligations, as determined by the Company as of the date on which the Tax-Related Items obligations arise;

          (iii)   withholding from the proceeds of the sale of Shares acquired upon exercise of the Option, either through a voluntary sale or through a mandatory sale arranged by the Company (on the Employee's behalf pursuant to this authorization) without further consent; or

          (iv)   direct payment from the Employee.

Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable statutory withholding amounts or other applicable withholding rates, including maximum applicable rates, in which case the Employee will receive a refund of any over-withheld amount in cash and will have no entitlement to the Share equivalent. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, the Employee is deemed to have been issued the full number of Shares subject to the exercised Option, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items.

          (c)   <u>Tax Advice</u>. The Employee represents, warrants and acknowledges that the Company has made no warranties or representations to the Employee with respect to the income tax, social contributions or other tax consequences of the transactions contemplated by this Award Agreement, and the Employee is in no manner relying on the Company or the Company's representatives for an assessment of such tax consequences. THE EMPLOYEE UNDERSTANDS THAT THE TAX AND SOCIAL SECURITY LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE EMPLOYEE IS HEREBY ADVISED TO CONSULT WITH HIS OR HER OWN PERSONAL TAX, LEGAL AND FINANCIAL ADVISORS REGARDING THE PARTICIPANT'S PARTICIPATION IN THE PLAN BEFORE TAKING ANY ACTION RELATED TO THE PLAN. NOTHING STATED HEREIN IS INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING TAXPAYER PENALTIES.

        9.   **Reserves, Etc**. Shares delivered upon the exercise of an Option granted hereunder shall, in the discretion of the Board or the Committee, be either Shares heretofore or hereafter authorized and then unissued, or previously issued Shares heretofore or hereafter acquired through purchase in the open market or otherwise, or some of each. The Company shall be under no obligation to reserve or to retain in its treasury any particular number of Shares at any time, and no particular Shares, whether unissued or held as treasury Shares, shall be identified as those covered by an Option granted hereunder.

        10.   **No Right to Continued Employment**. Nothing in this Agreement or in the Plan shall confer upon the Employee any right to continue in the employ of the Company or shall interfere with or restrict in any way the rights of the Company, which are hereby expressly reserved, to discharge the Employee at any time for any reason whatsoever, with or without cause and with or without notice.

        11.   **Restrictions on Exercise of the Option and Issuance of Shares**. The exercise of the Option and issuance of Shares upon such exercise shall be subject to compliance with all applicable requirements of U.S. federal, state or foreign law with respect to such securities. No Shares may be issued hereunder if the issuance of such Shares would constitute a violation of any applicable U.S. federal, state or foreign securities laws or other laws or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal

counsel to be necessary to the lawful issuance of any Shares subject to the Option shall relieve the Company of any liability in respect of the failure to issue such Shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of the Option, the Company may require the Employee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company. Further, regardless of whether the transfer or issuance of the Shares to be issued pursuant to the Option has been registered under the Securities Act or has been registered or qualified under the securities laws of any State, the Company may impose additional restrictions upon the sale, pledge, or other transfer of the Shares (including the placement of appropriate legends on stock certificates and the issuance of stop-transfer instructions to the Company's transfer agent) if, in the judgment of the Company and the Company's counsel, such restrictions are necessary in order to achieve compliance with the provisions of the Securities Act, the securities laws of any State, or any other law.

12. **Entire Agreement; Amendment**. This Agreement together with the Plan constitutes the entire agreement between the parties with respect to the subject matter hereof. Any term or provision of this Agreement may be waived at any time by the party which is entitled to the benefits thereof, except that any waiver of any term or condition of this Agreement must be in writing.

The Committee shall have the authority to amend this Agreement to include any provision which, at the time of such amendment, is authorized under the terms of the Plan; however, an Option granted hereunder may not be revoked or altered in a manner unfavorable to the holder without the written consent of the holder.

13. **Governing Law**. The laws of the State of Texas shall govern the interpretation, validity and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflict of laws. For purposes of litigating any dispute that arises under this grant or this Award the parties hereby submit to and consent to the jurisdiction of the State of Texas.

14. **Mandatory Mediation and Arbitration Procedure**. By execution of this Agreement and acceptance of this Award, which is a voluntary benefit provided to the Employee by the Company, the Employee waives the Employee's right to a jury trial in state or federal court and agrees that disputes arising under this Agreement must first be submitted for non-binding mediation before a neutral third party. If a dispute remains unresolved at the conclusion of the mediation process, either party may submit the dispute for resolution by final binding arbitration. The arbitrator shall have the authority to allow for appropriate discovery and exchange of information prior to a hearing, including (but not limited to) production of documents, information requests, depositions, and subpoenas. By execution of this Agreement, however, the Employee does not waive the Employee's right to any normally available remedies the Employee may have in connection with any claim the Employee may bring against the Company, as an arbitrator can award any normal remedies the Employee could get in a court proceeding. By execution of this Agreement, the Employee represents that, to the extent the Employee considered necessary, the Employee has sought, at the Employee's own expense, counsel regarding the terms of this Agreement and the waiver contemplated in this Section 14. If this arbitration provision is found inapplicable, then either party may file suit and each party agrees that any suit, action, or proceeding arising out of or relating to this Agreement shall be brought in the United States District Court for the Western District of Texas (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Texas State court in Bexar County, Texas) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection a party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING.

15. **Further Instruments and Imposition of Other Requirements**. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this Agreement. The Company reserves the right to impose other requirements on the Employee's participation in the Plan, on the Option and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan.

16. **Successors**. This Agreement shall be binding upon and inure to the benefit of the successors, assigns and heirs of the respective parties.

17. **Acceleration of Retirement Eligibility**. Notwithstanding the terms of Section 4(a), the Committee in its sole discretion may at any time accelerate the date an Employee is eligible to Retire.

18.   **Notices**. All notices or other communications made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by registered or certified mail, return receipt requested, to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

To the Employee:

  As set forth in Schedule I

To the Company:

  Rush Enterprises, Inc.
  555 IH-35 South, Suite 500
  New Braunfels, TX 78130
  Attn: Compensation Committee

19.   **Authorization to Release Necessary Personal Information**.

The Employee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Employee's personal data as described in this Agreement and any other Option grant materials ("Data") by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Employee's participation in the Plan.

The Employee understands that the Company may hold certain personal information about the Employee, including, but not limited to, the Employee's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Options or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in the Employee's favor, for the exclusive purpose of implementing, administering and managing the Plan.

20.   **Waiver**. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

21.   **Compliance**.

(a)   Conformity to Securities Laws. The Employee acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, and State securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Option is granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Award Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

(b)   Section 409A. Notwithstanding any other provision of the Plan, this Agreement, and the Plan shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A of the Code (with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof ("Section 409A")). The Company reserves the right, to the extent the Company deems necessary or advisable in its sole discretion, to unilaterally amend or modify the Plan or this Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, including amendments or actions that would result in a reduction in benefits payable under the Option, as the Committee determines are necessary or appropriate to ensure that this Option qualifies for exemption from, or complies with the requirements of, Section 409A or mitigate any additional tax, interest and/or penalties or other adverse tax consequences that may apply under Section 409A; *provided*, *however*, that the Company makes no representation that the Option will be exempt from, or will comply with, Section 409A, and makes no undertakings to preclude Section 409A from applying to the Option or to ensure that it complies with Section 409A.

(c)   <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan or this Agreement, if the Employee is subject to Section 16 of the Exchange Act, the Plan and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

22.   **Construction**. Titles are provided herein for convenience only and are not to serve as a basis for interpretation on construction of the Agreement. The singular form shall include the plural, when the context so indicates. In the event of an inconsistency between the terms of this Agreement and the terms of <u>Schedule I</u> hereto, the terms of <u>Schedule I</u> shall prevail. In the event of an inconsistency between the terms of this Agreement (including <u>Schedule I</u>) and the terms of the Plan, the terms of the Plan shall prevail.

23.   **Clawback**. By your signature below, you hereby acknowledge and agree that (a) the Options and the Shares issuable upon the exercise of the Option shall be subject to the clawback provisions contained in Section 14.3 of the Plan, and (b) you have received a copy of, read, understand and accept the terms of the Company's Clawback Policy (as amended and restated October 23, 2023), as such policy is attached hereto as Exhibit A.

24.   **Electronic Delivery**. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Employee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an online or electronic system established and maintained by the Company or a third party designated by the Company.

{Signature Page Follows.}

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by its officer thereunto duly authorized, and the Employee has hereunto set his or her signature, all as of the Grant Date.

RUSH ENTERPRISES, INC.   **EMPLOYEE**

By: _____

Print Name: W.M. "Rusty" Rush   By: _____

Title: Chief Executive Officer and   Print Name: _____
          President

EXHIBIT 10.6

RUSH ENTERPRISES, INC. AMENDED AND RESTATED 2007 LONG-TERM INCENTIVE PLAN

FORM OF RESTRICTED STOCK AWARD AGREEMENT

Employee:	[		]
Grant Date:	[	]	
Number of Shares of Restricted Stock:	[	]	
Vesting Schedule/Restricted Period:	[	]	

1. Grant of Restricted Stock Award. Rush Enterprises, Inc. (the "Company"), pursuant to the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan (as amended, restated, supplemented or modified from time to time, the "Plan"), hereby awards to you, the above-named Employee, effective as of the Grant Date set forth above (the "Grant Date"), as a matter of separate inducement but not in lieu of any salary or other compensation for your services for the Company, an award (the "Award") consisting of the number of shares of restricted stock set forth set forth above (the "Restricted Shares"), on the terms and conditions set forth in this Agreement and the Plan. All of the Restricted Shares will be subject to the prohibition on the transfer of the Restricted Shares and the obligations to forfeit the Restricted Shares to the Company as set forth in Section 3 of this Agreement ("Forfeiture Restrictions").

2. Issuance of Shares; Ownership.

 (a) Issuance of Shares. Effective as of the Grant Date, the Committee or its designated representative shall cause a number of Shares equal to the number of Restricted Shares to be issued and registered in the Employee's name, subject to the conditions and restrictions set forth in this Restricted Stock Award Agreement (this "Award Agreement") and the Plan. Such issuance and registration shall be evidenced by an entry on the registry books of the Company and, until the applicable Restricted Shares have vested, the Restricted Shares shall remain subject to the conditions and restrictions set forth in this Restricted Stock Award Agreement and the Plan (the "Transfer and Forfeiture Restrictions"). The Employee shall not be entitled to release of such Transfer and Forfeiture Restrictions for any portion of the Restricted Shares unless and until the related Restricted Shares have vested pursuant to Section 3 of this Award Agreement. In the event the Restricted Shares are forfeited in full or in part, the Employee hereby consents to the relinquishment of the forfeited Restricted Shares issued and registered in the Employee's name to the Company at that time.

 (b) Ownership of Shares. Subject to the restrictions set forth in the Plan and this Agreement, the Participant shall possess all incidents of ownership of the shares of Restricted Stock, including, without limitation, (i) the right to vote such shares of Restricted Stock, and (ii) subject to Section 2(c), the right to receive dividends with respect to such shares of Restricted Stock of (but only to the extent declared and paid to holders of shares by the Company in its sole discretion), *provided*, *however*, that any such dividends shall be treated, to the extent required by applicable law, as additional compensation for tax purposes if paid on the shares Restricted Stock.

 (c) Dividends. Any dividends with respect to the Restricted Stock (whether such dividends are paid in cash, stock or other property): (i) shall be subject to the same Transfer and Forfeiture Restrictions as the Restricted Stock with respect to which they are issued; (ii) shall herein be encompassed within the term "Restricted Stock"; (iii) may be held by the Company for the Participant prior to vesting; and (iv) if so held by the Company, shall be paid or otherwise released to the Participant, without interest, promptly after the vesting of the Restricted Stock with respect to which they were issued.

3. Vesting and Forfeiture of Restricted Shares.

(a) Lapse of Forfeiture Restrictions. Subject to Section 3(b) and Section 3(c), The Restricted Shares will vest and the Transfer and Forfeiture Restrictions will lapse on the date(s) provided in Vesting Schedule/Restricted Period set forth above; *provided*, *however*, that the Employee must be in continuous employment or service from the Grant Date through each applicable vesting date in order for the Restricted Shares to vest on such date.

(b) Death, Disability or Retirement. If the Employee's employment terminates due to his or her death, Disability or Retirement (defined as termination by the Employee of the Employee's employment relationship with the Company or any of its Subsidiaries after 10 years of employment with the Company and attaining the age of 60), the Transfer and Forfeiture Restrictions on the Restricted Shares granted hereunder (unless previously terminated pursuant to Section 3(c)) will lapse pursuant to the following: (i) in the case of termination due to death or Disability, the Transfer and Forfeiture Restrictions will lapse with respect to 100% of the Restricted Shares immediately upon termination; or (ii) in the case of termination due to Retirement, for so long as Employee does not become employed by a "competitor" of the Company, the Employee shall be deemed to be continuing to provide services to the Company following the Employee's termination and the Transfer and Forfeiture Restrictions shall continue to lapse pursuant to Section 3(a) or, if applicable, Section 3(c). A determination as to whether the Employee has become employed by a "competitor," and the definition of "competitor," shall be made by the Committee, in its sole discretion. In the event Employee becomes employed by a "competitor," then Employee's continuous, eligible service to the Company will be deemed to terminate on the date Employee is employed by a "competitor" and the Employee will immediately forfeit all then unvested Restricted Shares subject to this Award shall, for no consideration, forfeit any right to any unvested Restricted Shares subject to this Award.

(c) Change of Control. If a Change of Control occurs the Transfer and Forfeiture Restrictions will lapse with respect to 100% of the Restricted Shares, if any, that are unvested and outstanding as of immediately prior to such Change in Control.

(d) Forfeiture of Restricted Shares. If the Employee ceases to be employed by or provide services to the Company and its Subsidiaries prior to the date that the Transfer and Forfeiture Restrictions lapse (the "Restriction Lapse Date") for any reason other than the Employee's death or Disability, or if Employee (or Employee's estate) initiates a legal proceeding against the Company other than pursuant to the terms of Section 5(b), then the Employee (or the Employee's estate, as applicable) shall, for no consideration, forfeit any right to any unvested Restricted Shares subject to this Award. Notwithstanding the foregoing, the Committee or its designee may, in the Committee's or the designee's sole and absolute discretion, as applicable, provide for the acceleration of the vesting of the Restricted Shares, eliminate or make less restrictive any restrictions contained in this Agreement, waive any restriction or other provision of the Plan or this Agreement or otherwise amend or modify this Agreement in any manner that is either (i) not adverse to Employee, or (ii) consented to by Employee.

4. Effect of the Plan. The Restricted Shares awarded to Employee are subject to all of the terms and conditions of the Plan, which terms and conditions are incorporated herein for all purposes, and of this Agreement together with all rules and determinations from time to time issued by the Committee and by the Board pursuant to the Plan. The Company hereby reserves the right to amend, modify, restate, supplement or terminate the Plan without the consent of Employee, so long as such amendment, modification, restatement or supplement does not materially reduce the rights and benefits available to Employee hereunder, and this Award will be subject, without further action by the Company or Employee, to such amendment, modification, restatement or supplement unless provided otherwise therein. The Company further reserves the right to amend, modify, restate, supplement or terminate the Plan and this Agreement without the consent of Employee in order to comply with any applicable law, regulation, or Company policy, including any law, regulation, or policy that could require forfeiture of this Award or cancellation of any stock issued pursuant to this Award. Capitalized terms used but not defined in this Agreement have the meanings ascribed to such terms in the Plan.

5. Restrictions. Employee hereby accepts the Award of Restricted Shares and agrees with respect thereto as follows:

(a)   No Transfer. The Restricted Shares shall not be sold, pledged, assigned, transferred, or encumbered prior to the time the Restricted Shares vest as described in Section 3.

(b)   Mandatory Mediation and Arbitration Procedure. By execution of this Agreement and acceptance of this Award, which is a voluntary benefit provided to the Employee by the Company, the Employee waives the Employee's right to a jury trial in state or federal court and agrees that disputes arising under this Agreement must first be submitted for non-binding mediation before a neutral third party. If a dispute remains unresolved at the conclusion of the mediation process, either party may submit the dispute for resolution by final binding arbitration. The arbitrator shall have the authority to allow for appropriate discovery and exchange of information prior to a hearing, including (but not limited to) production of documents, information requests, depositions, and subpoenas. By execution of this Agreement, however, the Employee does not waive the Employee's right to any normally available remedies the Employee may have in connection with any claim the Employee may bring against the Company, as an arbitrator can award any normal remedies the Employee could get in a court proceeding. By execution of this Agreement, the Employee represents that, to the extent the Employee considered necessary, the Employee has sought, at the Employee's own expense, counsel regarding the terms of this Agreement and the waiver contemplated in this Section 5(b). If this arbitration provision is found inapplicable, then either party may file suit and each party agrees that any suit, action, or proceeding arising out of or relating to this Agreement shall be brought in the United States District Court for the Western District of Texas (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Texas State court in Bexar County, Texas) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection a party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING.

6.   Tax Withholding. The Company may require Employee to pay to the Company an amount the Company deems appropriate to satisfy its current or future obligation to withhold federal, state or local income or other taxes that you incur as a result of the Award. With respect to any required tax withholding, you may: (a) direct the Company to withhold from the Shares to be issued to you under this Agreement a sufficient number of Shares to satisfy such withholding, which determination will be based on the Shares' Fair Market Value at the time such determination is made; (b) deliver to the Company a number of Shares sufficient to satisfy such withholding, based on the Shares' Fair Market Value at the time such determination is made; (c) direct the Company to withhold from your wages or other cash compensation paid to you by the Company; or (d) deliver cash to the Company sufficient to satisfy such withholding obligations. If you desire to elect to use the stock withholding option described in subparagraph (a), you must make the election at the time and in the manner the Company prescribes. The Company, in its discretion, may deny your request to satisfy tax withholding using a method described under subparagraph (a) or (b). In the event the Company determines that the aggregate Fair Market Value of the Shares withheld as payment of any tax withholding is insufficient to discharge its tax withholding obligation, then you must pay to the Company, in cash, the amount of that deficiency immediately upon the Company's request

7.   Tax Advice. Employee acknowledges that the tax consequences associated with the Award are complex and that the Company has urged Employee to review with Employee's own tax advisors the federal, state, and local tax consequences of this Award. Employee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Employee understands that Employee (and not the Company) shall be responsible for Employee's own tax liability that may arise as a result of this Agreement.

8.   Section 83(b) Election. If the Employee makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Shares as of the date of transfer of the Restricted Shares rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Employee hereby agrees to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

9.   Sale of Securities. Any Shares awarded hereunder may not be sold or otherwise disposed of in any manner that would constitute a violation of any applicable federal or state securities laws or any provisions of the Company's Insider Trading Policy. You agree that (a) the Company may refuse to cause the transfer of such Shares to be registered on the stock register of the Company if such proposed transfer would in the opinion of counsel

satisfactory to the Company constitute a violation of any applicable federal or state securities law and (b) the Company may give related instructions to the transfer agent, if any, to stop registration of the transfer of such Shares.

10. <u>Governing Law</u>. The laws of the State of Texas shall govern the interpretation, validity and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflict of laws.

11. <u>Authorization to Release Necessary Personal Information.</u>

The Employee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Employee's personal data as described in this Agreement and any other Award grant materials ("Data") by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Employee's participation in the Plan.

The Employee understands that the Company may hold certain personal information about the Employee, including, but not limited to, the Employee's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all Restricted Shares or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in the Employee's favor, for the exclusive purpose of implementing, administering and managing the Plan.

12. <u>Community Interest of Spouse</u>. The community interest, if any, of any spouse of Employee in any of the Restricted Shares shall be subject to all of the terms, conditions and restrictions of this Agreement and the Plan, and shall be forfeited and surrendered to the Company upon the occurrence of any of the events requiring Employee's interest in such Restricted Shares to be so forfeited and surrendered pursuant to this Agreement.

13. <u>Compliance</u>.

(a) <u>Conformity to Securities Laws</u>. The Employee acknowledges that the Plan and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, and State securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Award is granted only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

(b) <u>Limitations Applicable to Section 16 Persons</u>. Notwithstanding any other provision of the Plan or this Agreement, if the Employee is subject to Section 16 of the Exchange Act, the Plan and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

14. <u>Clawback</u>. By your signature below, you hereby acknowledge and agree that (a) the Restricted Shares shall be subject to the clawback provisions contained in Section 14.3 of the Plan, and (b) you have received a copy of, read, understand and accept the terms of the Company's Clawback Policy (as amended and restated October 23, 2023), as such policy is attached hereto as <u>Exhibit A</u>.

15. <u>Electronic Delivery</u>. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Employee hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an online or electronic system established and maintained by the Company or a third party designated by the Company.

16.   Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Employee.

{Signature Page Follows}

EMPLOYEE ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT OR THE PLAN CONFERS UPON EMPLOYEE ANY RIGHT WITH RESPECT TO FUTURE AWARDS OR CONTINUATION OF EMPLOYEE'S EMPLOYMENT WITH OR SERVICE TO THE COMPANY. Employee acknowledges receipt of a copy of the Plan, represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Award subject to all of the terms and provisions hereof and thereof. Employee has reviewed this Agreement and the Plan in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, and fully understands all provisions of this Agreement and the Plan.

RUSH ENTERPRISES, INC.   **EMPLOYEE**

By: _____   By: _____

Print Name: W.M. "Rusty" Rush   Print Name: ._____

Title: Chief Executive Officer and
        President

Address: 555 IH 35 South, Suite 500   Address:
          New Braunfels, Texas 78130

                                         _____

                                         _____

Date: _____ __, 20__

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	State of Incorporation	Names Under Which Subsidiary Does Business
Rush Truck Centers of Alabama, Inc.	Delaware	Rush Truck Center, Mobile
		Rush Peterbilt Truck Center, Mobile
Rush Truck Centers of Arizona, Inc.	Delaware	Rush Truck Center, Flagstaff
		Rush Peterbilt Truck Center, Flagstaff
		Rush Truck Center, Phoenix
		Rush Peterbilt Truck Center, Phoenix
		Rush Truck Center, Phoenix East
		Rush Peterbilt Truck Center, Phoenix East
		Rush Truck Center, Tucson
		Rush Peterbilt Truck Center, Tucson
		Rush Truck Center, Yuma
		Rush Peterbilt Truck Center, Yuma
Rush Truck Centers of Arkansas, Inc.	Delaware	Rush Truck Center, Jonesboro
		Rush Truck Center, Lowell
		Rush Isuzu Trucks, Springdale
		Rush Truck Center, North Little Rock
		Rush Truck Center, Russellville
Rush Medium Duty Truck Centers of California, Inc.	Delaware	Rush Truck Center, Ceres
Rush Truck Centers of California, Inc.	Delaware	Rush Truck Center, Fontana
		Rush Peterbilt Truck Center, Fontana
		Rush Truck Center, Fontana Collision Center
		Rush Medium Duty Truck Center, Fontana
		Rush Peterbilt Medium Duty Truck Center, Fontana
		Rush Isuzu Trucks, Fontana
		Rush Towing Systems, Fontana
		Rush Truck Center, Fontana Used Trucks
		Rush Truck Center, Fontana Vocational Service
		Rush Truck Center, Long Beach
		Rush Peterbilt Truck Center, Long Beach
		Rush Peterbilt Truck Center, Pico Rivera
		Rush Truck Center, Pico Rivera
		Rush Peterbilt Truck Center, Los Angeles
		Rush Truck Center, Los Angeles
		Rush Peterbilt Truck Center, Otay Mesa
		Rush Truck Center, Otay Mesa
		Rush Truck Center, San Diego
		Rush Peterbilt Truck Center, San Diego
		Rush Truck Center, Sylmar
		Rush Peterbilt Truck Center, Sylmar
		Rush Peterbilt Truck Center, Ventura
		Rush Truck Center, Ventura
		Rush Truck Center, Victorville
		Rush Peterbilt Truck Center, Victorville
		Rush Truck Center, Whittier
		Rush Isuzu Trucks, Whittier
		Rush Peterbilt Truck Center, Whittier
Rush Medium Duty Truck Centers of Colorado, Inc.	Delaware	Rush Medium Duty Truck Center, Denver
		Rush Medium Duty Ford Trucks, Denver
		Rush Towing Systems, Denver

Rush Truck Centers of Colorado, Inc.	Delaware	Rush Truck Center, Colorado Springs
		Rush Peterbilt Truck Center, Colorado Springs
		Rush Truck Center, Denver
		Rush Peterbilt Truck Center, Denver
		Rush Isuzu Trucks, Denver
		Rush Truck Center, Greeley
		Rush Peterbilt Truck Center, Greeley
		Rush Truck Center, Pueblo
		Rush Peterbilt Truck Center, Pueblo
Rush Truck Centers of Florida, Inc.	Delaware	Rush Truck Center, Haines City
		Rush Peterbilt Truck Center, Haines City
		Rush Truck Center, Jacksonville
		Rush Peterbilt Truck Center, Jacksonville
		Rush Truck Center, Jacksonville East
		Rush Peterbilt Truck Center, Jacksonville East
		Rush Truck Center, Lake City
		Rush Peterbilt Truck Center, Lake City
		Rush Truck Center, Miami
		Rush Truck Center, Miami Northwest
		Rush Truck Center, Orlando
		Rush Peterbilt Truck Center, Orlando
		Rush Isuzu Trucks, Orlando
		Rush Isuzu Truck Center, Orlando
		Rush Truck Center, Orlando Light & Medium Duty
		Rush Truck Center, Orlando North
		Rush Isuzu Trucks, Orlando North
		Rush Truck Center, Orlando South
		Rush Peterbilt Truck Center, Orlando South
		Rush Truck Center, Orlando Used Trucks
		Rush Truck Center, Tampa
		Rush Peterbilt Truck Center, Tampa
Rush Truck Centers of Georgia, Inc.	Delaware	Rush Bus Center, Atlanta
		Rush Truck Center, Atlanta Collision Center
		Rush Truck Center, Atlanta
		Rush Isuzu Trucks, Atlanta
		Rush Medium Duty Truck Center, Atlanta
		Rush Truck Center, Augusta
		Rush Truck Center, Columbus
		Rush Truck Center, Doraville
		Rush Isuzu Trucks, Doraville
		Rush Truck Center, Gainesville
		Rush Truck Center, Macon
		Rush Truck Center, Smyrna
		Rush Truck Center, Tifton
		Rush Bus Center, Tifton
		Rush Truck Center, Valdosta
Rush Truck Centers of Idaho, Inc.	Delaware	Rush International Truck Center, Boise
		Rush Truck Center, Boise
		Rush International Truck Center, Idaho Falls
		Rush Truck Center, Idaho Falls
		Rush International Truck Center, Lewiston
		Rush Truck Center, Lewiston
		Rush International Truck Center, Twin Falls
		Rush Truck Center, Twin Falls
Rush Truck Centers of Illinois, Inc.	Delaware	House of Trucks, Willowbrook
		Rush Truck Center, Bloomington

		Rush Truck Center, Carol Stream
		Rush Truck Center, Champaign
		Rush Truck Center, Chicago
		Rush Truck Center, Chicago Light and Medium Duty
		Rush Truck Center, Effingham
		Rush Truck Center, Elk Grove
		Rush Truck Center, Huntley
		Rush Truck Center, Joliet
		Rush Truck Center, Quincy
		Rush Truck Center, Pontoon Beach
		Rush Truck Center, Springfield
Rush Truck Centers of Indiana, Inc.	Delaware	Rush Truck Center, Gary
		Rush Truck Center, Indianapolis
Rush Truck Centers of Kansas, Inc.	Delaware	Rush Truck Center, Olathe
		Rush Truck Center, Salina
		Rush Truck Center, Topeka
		Rush Truck Center, Wichita
Rush Truck Centers of Kentucky, Inc.	Delaware	Rush Truck Center, Bowling Green
Rush Truck Centers of Missouri, Inc.	Delaware	Rush Truck Center, Cape Girardeau
		Rush Truck Center, Jefferson City
		Rush Truck Center, Joplin
		Rush Truck Center, Kansas City
		Rush Truck Center, Kansas City Used Truck
		Rush Truck Center, St. Joseph
		Rush Truck Center, St. Peters
		Rush Truck Center, Springfield
		Rush Truck Center, West Plains
Rush Truck Centers of Nebraska, Inc.	Delaware	Rush Truck Center, Grand Island
		Rush Truck Center, North Platte
Rush Truck Centers of Nevada, Inc.	Delaware	Rush Truck Center, Las Vegas
		Rush Peterbilt Truck Center, Las Vegas
Rush Truck Centers of New Mexico, Inc.	Delaware	Rush Truck Center, Albuquerque
		Rush Peterbilt Truck Center, Albuquerque
		Rush Truck Center, Farmington
		Rush Peterbilt Truck Center, Farmington
		Rush Truck Center, Las Cruces
		Rush Peterbilt Truck Center, Las Cruces
Rush Truck Centers of North Carolina, Inc.	Delaware	Rush Truck Center, Asheville
		Rush Truck Center, Charlotte
		Rush International Truck Center, Charlotte
		Rush Isuzu Trucks, Charlotte
		Rush Truck Center, Charlotte Collision Center
		Rush Truck Center, Hickory
Rush Truck Centers of Ohio, Inc.	Delaware	Rush Truck Center, Akron
		Rush Bus Center, Akron
		Rush Truck Center, Cincinnati
		Rush Bus Center, Cincinnati
		Rush Isuzu Trucks, Cincinnati
		Rush Truck Center, Cleveland
		Rush Bus Center, Cleveland
		Rush Truck Center, Columbus
		Rush Bus Center, Columbus
		Rush Truck Center, Dayton
		Rush Bus Center, Dayton
		Rush Isuzu Trucks, Dayton
		Rush Truck Center, Lima

		Rush Bus Center, Lima
Rush Truck Centers of Oklahoma, Inc.	Delaware	Perfection Equipment
		Perfection Truck Parts & Equipment, Oklahoma City
		Perfection Crane Repair
		Rush Truck Center, Ardmore
		Rush Peterbilt Truck Center, Ardmore
		Rush Truck Center, Oklahoma City
		Rush Peterbilt Truck Center, Oklahoma City
		Rush Isuzu Trucks, Oklahoma City
		Rush Truck Center, Tulsa
		Rush Peterbilt Truck Center, Tulsa
		Rush Truck Rigging
		Rush Used Truck Center, Tulsa
Rush Truck Centers of Pennsylvania, Inc.	Delaware	Custom Vehicle Solutions
		Rush Truck Center, Greencastle
Rush Truck Centers of Tennessee, Inc.	Delaware	Rush Truck Center, Memphis
		Rush Truck Center, Memphis Collision Center
		Rush Truck Center, Memphis West
		Rush Truck Center, Nashville
		Rush Peterbilt Truck Center, Nashville
		Rush Towing Systems, Nashville
Rush Truck Centers of Texas, L.P.	Texas	Custom Vehicle Solutions
		Rig Tough Used Trucks, Dallas
		House of Trucks, Dallas
		Rush Crane and Refuse Systems International
		Rush Truck Center, Abilene
		Rush Peterbilt Truck Center, Abilene
		Rush Truck Center, Amarillo
		Rush Peterbilt Truck Center, Amarillo
		Rush Truck Center, Arlington
		Rush Peterbilt Truck Center, Arlington
		Rush Bus Center, Arlington
		Rush Truck Center, Austin
		Rush Peterbilt Truck Center, Austin
		Rush Isuzu Trucks, Austin
		Rush Bus Center, Austin
		Rush Peterbilt Truck Center, Austin North
		Rush Truck Center, Austin North
		Rush Truck Center, Beaumont
		Rush Peterbilt Truck Center, Beaumont
		Rush Truck Center, Brownsville
		Rush Peterbilt Truck Center, Brownsville
		Rush Truck Center, Bryan
		Rush Truck Center, College Station
		Rush Peterbilt Truck Center, College Station
		Rush Isuzu Trucks, College Station
		Rush Truck Center, Corpus Christi
		Rush Peterbilt Truck Center, Corpus Christi
		Rush Isuzu Trucks, Corpus Christi
		Rush Bus Center, Corpus Christi
		Rush Truck Center, Cotulla
		Rush Peterbilt Truck Center, Cotulla
		Rush Truck Center, Dalhart
		Rush Peterbilt Truck Center, Dalhart
		Rush Truck Center, Dallas
		Rush Peterbilt Truck Center, Dallas

Rush Medium Duty Truck Center, Dallas
Rush Isuzu Trucks, Dallas
Rush Bus Center, Dallas
Rush Bus Center, Dallas #2
Rush Truck Center, Dallas Light and Medium Duty
Rush Truck Center, Dallas Medium Duty
Rush Truck Center, Dallas South
Rush Truck Center, Dallas TRP
Rush Peterbilt Truck Center, Dallas South
Rush Truck Center, Denton
Rush Truck Center, El Paso
Rush Peterbilt Truck Center, El Paso
Rush Isuzu Trucks, El Paso
Rush Truck Center, Fort Worth
Rush Peterbilt Truck Center, Fort Worth
Rush Bus Center, Fort Worth
Rush Truck Center, Houston
Rush Peterbilt Truck Center, Houston
Rush Bus Center, Houston
Rush Towing Systems, Houston
Rush Truck Center, Houston Used Trucks
Rush Truck Center, Houston Medium Duty
Rush Truck Center, Houston Northwest
Rush Peterbilt Truck Center, Houston Northwest
Rush Truck Center, Laredo
Rush Peterbilt Truck Center, Laredo
Rush Bus Center, Laredo
Rush Truck Center, Lubbock
Rush Peterbilt Truck Center, Lubbock
Rush Truck Center, Lufkin
Rush Peterbilt Truck Center, Lufkin
Rush Bus Center, Lufkin
Rush Truck Center, Odessa
Rush Peterbilt Truck Center, Odessa
Rush Truck Center, Pharr
Rush Peterbilt Truck Center, Pharr
Rush Bus Center, Pharr
Rush Truck Center, San Antonio
Rush Peterbilt Truck Center, San Antonio
Rush Bus Center, San Antonio
Rush Refuse Systems
Rush Towing Systems, San Antonio
Rush Truck Center, Sealy
Rush Peterbilt Truck Center, Sealy
Rush Isuzu Trucks, Sealy
Rush Bus Center, Sealy
Rush Truck Center, Texarkana
Rush Peterbilt Truck Center, Texarkana
Rush Bus Center, Texarkana
Rush Truck Center, Tyler
Rush Peterbilt Truck Center, Tyler
Rush Bus Center, Tyler
Rush Truck Center, Victoria
Rush Peterbilt Truck Center, Victoria
Rush Truck Center, Waco
Rush Medium Duty Truck Center, Waco

		Rush Peterbilt Truck Center, Waco
		Rush Isuzu Trucks, Waco
		Rush Bus Center, Waco
		Rush Truck Center, Wichita Falls
		Rush Bus Center, Wichita Falls
		Rush Peterbilt Truck Center, Wichita Falls
		World Wide Tires
Rush Truck Centers of Utah, Inc.	Delaware	Rush International Truck Center, Ogden
		Rush Truck Center, Ogden
		Rush Truck Center, Farr West
		Rush International Truck Center, Salt Lake City
		Rush Truck Center, Salt Lake City
		Rush International Truck Center, Springville
		Rush Truck Center, Springville
		Rush International Truck Center, St. George
		Rush Truck Center, St. George
Rush Truck Centers of Virginia, Inc.	Delaware	Rush Truck Center, Chester
		Rush Truck Center, Richmond
Rush Truck Leasing, Inc.	Delaware	Rush Crane Systems
		Rush Idealease, Charlotte
		Rush Refuse Systems
		Augusta Idealease
		Asheville Idealease
		Boise Idealease
		Champaign Idealease
		Charlotte Idealease
		Chicago Idealease
		Cincinnati Idealease
		Cleveland Idealease
		Columbus Idealease
		Dayton Idealease
		Effingham Idealease
		Hickory Idealease
		Indianapolis Idealease
		Indy Idealease
		Joplin Idealease
		Kansas City Idealease
		Lima Idealease
		Lowell Idealease
		Macon Idealease
		Memphis Idealease
		Norfolk Idealease
		North Little Rock Idealease
		Quincy Idealease
		Richmond Idealease
		Salina Idealease
		Salt Lake City Idealease
		Springfield Idealease
		St. Louis Idealease
		Wichita Idealease
Rush Truck Centres of Canada Limited	Ontario, Canada	Rush Truck Centres, Belleville
		Rush Truck Centres, Cornwall
		Rush Truck Centres, Kemptville
		Rush Truck Centres, Kemptville Collision Centre
		Rush Truck Centres, Kingston
		Rush Truck Centres, Markham

		Rush Isuzu Trucks, Markham
		Rush Truck Centres, Mississauga
		Rush Truck Centres, Oshawa
		Rush Truck Centres, Ottawa East
		Rush Truck Centres, Ottawa West
		Rush Truck Centres, Pembroke
		Rush Truck Centres, Sault Ste. Marie
		Rush Truck Centres, St. Catharines
		Rush Truck Centres, Sudbury
		Rush Truck Centres, Timmins
		Rush Truck Leasing, Belleville Idealease
		Rush Truck Leasing, Kemptville Idealease
		Rush Truck Leasing, Kingston Idealease
		Rush Truck Leasing, Markham Idealease
		Rush Truck Leasing, Mississauga Idealease
		Rush Truck Leasing, Oshawa Idealease
		Rush Truck Leasing, Ottawa Idealease
		Rush Truck Leasing, St. Catharines Idealease
		Rush Truck Leasing, Sudbury Idealease
		Rush Truck Leasing, Timmins Idealease
Advance Premium Finance, Inc.	California	None
AiRush, Inc.	Delaware	None
Associated Acceptance, Inc.	Texas	Automotive Industry Insurance
		Associated Truck Insurance Services
		Rush Truck Insurance Services
Associated Acceptance of Florida, Inc.	Delaware	None
Associated Acceptance of Georgia, Inc.	Delaware	None
Associated Acceptance of Illinois, Inc.	Delaware	None
Associated Acceptance of Oklahoma, Inc.	Delaware	None
Brauntex Indemnity Company	Texas	None
Commercial Fleet Technologies, Inc.	Delaware	Partsriver, Inc.
Idealease of Chicago LLC	Illinois	None
International General Agency, Inc.	Texas	None
Los Cuernos, Inc.	Delaware	Los Cuernos Ranch
Rig Tough, Inc.	Delaware	Rush Truck Center, Birmingham
RTC Nevada, LLC	Delaware	None
Rush Accessories Corporation	Delaware	Chrome Country
Rush Administrative Services, Inc.	Delaware	None
Rush Momentum Holdings, Inc.	Delaware	None
Rushcare, Inc.	Delaware	None
Rushco, Inc.	Delaware	None
Rush Logistics, Inc.	Delaware	None
Rush Real Estate Holdings, Inc.	Delaware	None
Rush Retail Centers, Inc.	Delaware	None
Rushtex, Inc.	Delaware	None
Truck & Trailer Finance, Inc.	Delaware	None
1187394B.C. Ltd.	Canada	None

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Form S-8 No. 333-242488 pertaining to the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan and Rush Enterprises, Inc. Amended and Restated 2004 Employee Stock Purchase Plan,
2. Form S-8 No. 333-219878 pertaining to the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan,
3. Form S-8 No. 333-198080 pertaining to the Rush Enterprises, Inc. 2007 Long-Term Incentive Plan,
4. Form S-8 No. 333-170732 pertaining to the Rush Enterprises, Inc. Deferred Compensation Plan,
5. Form S-8 No. 333-138556 pertaining to the Rush Enterprises, Inc. 2006 Non-Employee Director Stock Plan, and
6. Form S-8 No. 333-275820 pertaining to the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan and Rush Enterprises, Inc. Amended and Restated 2004 Employee Stock Purchase Plan.

of our reports dated February 23, 2024, with respect to the consolidated financial statements of Rush Enterprises, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Rush Enterprises, Inc. and subsidiaries, included in this Annual Report (Form 10-K) of Rush Enterprises, Inc. for the year ended December 31, 2023.

/s/ Ernst & Young LLP

San Antonio, Texas
February 23, 2024

EXHIBIT 31.1

CERTIFICATION

I, W. M. "Rusty" Rush, certify that:

1.   I have reviewed this annual report on Form 10-K of Rush Enterprises, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

        a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2024   By: /S/ W. M. "RUSTY" RUSH
                                                W. M. "Rusty" Rush

                                                President, Chief Executive Officer and
                                                Chairman of the Board
                                                (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Steven L. Keller, certify that:

1.   I have reviewed this annual report on Form 10-K of Rush Enterprises, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

        a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2024   By: /S/ STEVEN L. KELLER
                                                Steven L. Keller
                                                Chief Financial Officer and Treasurer
                                                (Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this annual report of Rush Enterprises, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. M. "Rusty" Rush, President, Chief Executive Officer and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /S/ W. M. "RUSTY" RUSH
Name: W. M. "Rusty" Rush
Title: President, Chief Executive Officer and
           Chairman of the Board
Date: February 23, 2024

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

  In connection with this annual report of Rush Enterprises, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven L. Keller, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

     By: /S/ STEVEN L. KELLER
     Name: Steven L. Keller
     Title: Chief Financial Officer and
        Treasurer
     Date: February 23, 2024

EXHIBIT 97.1

Rush Enterprises, Inc. Clawback Policy
As Amended and Restated October 23, 2023

I. **Adoption**. This Rush Enterprises, Inc. Clawback Policy (the "**Policy**") is hereby adopted by the Board of Directors (the "**Board**") of Rush Enterprises, Inc. (the "**Company**") on October 23, 2023. This Policy amends and restates the Company's Clawback Policy dated February 15, 2021 (the "**Prior Policy**").

II. **Administration**. The Policy will be administered by the non-management members of the Board or a committee thereof, or, if so delegated by the non-management members of the Board, by the Compensation Committee of the Board (as applicable, the "**Administrator**"). The Administrator shall have full and final authority to make all determinations under the Policy, including without limitation whether the Policy applies and if so, the amount of compensation to be repaid or forfeited by a Covered Individual. All determinations and decisions made by the Administrator pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its subsidiaries, its stockholders and employees.

III. **Definitions**. As used in this Policy, the following definitions shall apply:

A. "**Accounting Restatement**" means an accounting restatement of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

For purposes of the policy, an Accounting Restatement shall not be deemed to occur in the event of a revision of the Company's financial statements due to an out-of-period adjustment (*i.e.*, when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (i) application of a change in accounting principles, (ii) revision to reportable segment information due to a change in the structure of the Company's internal organization, (iii) reclassification due to a discontinued operation, (iv) application of a change in reporting entity, such as from a reorganization of entities under common control, or (v) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

B. "**Administrator**" has the meaning set forth in Section II hereof.

C. "**Applicable Period**" means the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine (9) months shall count as a completed fiscal year). The "date on which the Company is required to prepare an Accounting Restatement" is the earlier to occur of (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case, regardless of if or when the restated financial statements are filed.

D. "**Board**" has the meaning set forth in Section I hereof.

E. "**Code**" means the Internal Revenue Code of 1986, as amended.

F. "**Company**" has the meaning set forth in Section I hereof.

G. "**Covered Compensation**" means any Incentive-Based Compensation granted, vested, or paid to a Covered Individual at any time during the performance period for the Incentive-Based Compensation and that was received (i) on or after the Effective Date, (ii) after the person became a Covered Individual, and (iii) at a time that the Company had a class of securities listed on a U.S. national securities exchange. For purposes of the policy,

Incentive-Based Compensation is deemed "received" in the Company's fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting, or payment of the Incentive-Based Compensation occurs after the end of that period.

H.   "**Covered Individual**" means any Executive Officer and any Other Covered Employee.

I.   "**Erroneously Awarded Compensation**" means the amount of Covered Compensation granted, vested, or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested, or paid to the person had such amount been determined based on the applicable Accounting Restatement, computed without regard to any taxes paid (*i.e.*, on a pre-tax basis). For Covered Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Administrator will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Covered Compensation was granted, vested, or paid and the Administrator shall maintain documentation of such determination and provide such documentation to Nasdaq.

J.   "**Exchange Act**" has the meaning set forth in Section V.F.

K.   "**Executive Officer**" means those persons who are designated by the Board as an "officer" of the Company as such term is defined in Rule 16a-1(f) under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.

L.   "**Financial Reporting Measures**" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

M.   "**Incentive-Based Compensation**" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, "Incentive-Based Compensation" shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-Based Compensation (including, without limitation, any amounts under any long-term disability, life insurance, or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-Based Compensation, as well as any earnings accrued thereon).

N.   "**Nasdaq**" has the meaning set forth in Section V.F.

O.   "**Other Covered Employee**" means any employee of the Company or any subsidiary of the Company who (i) is not an Executive Officer and (ii) is or becomes a participant in the Company's equity incentive plan (currently the Rush Enterprises, Inc. Amended and Restated 2007 Long-Term Incentive Plan) on or after the Effective Date. A person who is or becomes an Other Covered Employee will cease to be an Other Covered Employee on the earlier of (x) the date that is three (3) years after the date such person ceases to be a participant in the Company's equity incentive plan or (y) the date that is three years following the date that such person ceases to be an employee of the Company or any subsidiary of the Company.

IV.   **Coverage**. The Policy will apply to all Covered Individuals.

V.   **Recoupment Upon Restatement of Financial Statements**.

A.   In the event of an Accounting Restatement, any Erroneously Awarded Compensation received by an Executive Officer during the Applicable Period prior to the Accounting Restatement (i) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (ii) that has been paid to an Executive Officer shall be subject to reasonably prompt repayment to the Company. The Administrator must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation received by an Executive Officer, except as provided in Section V.D. below.

B.   If, in the event of an Accounting Restatement, the Administrator determines that an Other Covered Employee's fraud or intentional misconduct directly related to such Accounting Restatement, then, unless otherwise determined by the Administrator in its discretion, any Erroneously Awarded Compensation received by such Other Covered Employee during the Applicable Period prior to the Accounting Restatement (i) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (ii) that has been paid to the Other Covered Employee shall be subject to reasonably prompt repayment to the Company.

C.   In the event that the Administrator determines that any person shall repay any Erroneously Awarded Compensation pursuant to this Section V, the Administrator shall provide written notice to such person by email or certified mail to the physical address on file with the Company for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Administrator, and the Company shall be entitled to set off the repayment amount against any amount owed to the person by the Company, to require the forfeiture of any award granted by the Company to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including, without limitation, Section 409A of the Code. If the Administrator does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company by wire, cash, or cashier's check no later than thirty (30) days after receipt of such notice.

D.   Notwithstanding the foregoing, the Administrator may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any Covered Individual if the Administrator determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the Nasdaq); or (ii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code.

E.   Notwithstanding anything in this Section V to the contrary, the Company has no obligation to seek recoupment of amounts that are granted, vested, or earned based solely upon the occurrence or non-occurrence of non-financial events. Such exempt compensation includes, without limitation, base salary; time-vesting awards; compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures; and compensation awarded solely at the discretion of the Administrator, the Board, or a group composed entirely of independent members of the Board; *provided* that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure.

F.   The provisions of this Section V applicable to Executive Officers are intended to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and Listing Rule 5608 of The Nasdaq Stock Market LLC ("**Nasdaq**"). This Section V shall be interpreted in a manner that satisfies such requirements and the Policy shall be operated accordingly. If any provision of the Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

VI.   **Recoupment Upon Misconduct**. If the Administrator determines that any Covered Individual has engaged in embezzlement, fraud, theft or any other financial misconduct, the Administrator may require, to the extent and to the amount determined in the Administrator's sole discretion: (a) cancellation, rescission or repayment of any Incentive-Based Compensation (whether cash or equity related) granted to, earned by, or paid to the Covered Individual and (b) cancellation or rescission of outstanding equity awards (whether vested or unvested) and repayment of any gains realized on the exercise, settlement or sale of equity awards received by such Covered

Individual, in either case, which has been granted or paid to or earned or realized by the Covered Individual at any time during the three-consecutive-year period ending on the date on which such embezzlement, fraud, theft or any other financial misconduct is discovered.

VII. **No Indemnification for Executive Officers**. Notwithstanding the terms of any indemnification agreement, insurance policy or contractual arrangement with an Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer (or, for the avoidance of doubt, former Executive Officer) against the loss of any Erroneously Awarded Compensation.

VIII. **Effective Date**. This Policy shall be effective as of October 2, 2023.

IX. **No Limitation on Other Rights**. The rights of the Company under the Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company pursuant to the terms of any law, government regulation, or stock exchange listing requirement or any other policy, plan, or agreement of the Company; *provided*, *however*, that any amounts recouped under any other policy that would be recoupable under the Policy shall count toward any required recoupment under the Policy and vice versa.

X. **Sarbanes-Oxley**. Notwithstanding anything herein to the contrary, the Company's Chief Executive Officer and Chief Financial Officer remain subject to the recoupment requirements of Section 304 of the Sarbanes-Oxley Act of 2002 ("**SOX**"). If any such recoupment under Section 304 of SOX occurs, the amounts payable by the Chief Executive Officer and Chief Financial Officer under SOX will be offset against any amount owed to the Company under this Policy.

XI. **Full Enforcement**. The provisions in the Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of the Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of the Policy shall not affect the validity or enforceability of any other provision of the Policy.

XII. **Prior Policy**. The Policy replaces the Prior Policy. Any Performance-Based Incentive Compensation (as defined in the Prior Policy) that is received by a Covered Individual before the Effective Date shall be subject to the terms of the Prior Policy.

XIII. **Incorporation into Plans and Award Agreements**. From and after the adoption of this Policy, each award agreement or other document setting forth the terms and conditions of any grant of Incentive Compensation to a Covered Individual shall include a provision incorporating the requirements of the Policy.